MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis

BMO’s President & Chief Executive Officer and Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in the annual consolidated financial statements and Management’s Discussion and Analysis (MD&A). The statement, which can be found on page 108, also explains the roles of the Audit Committee and Board of Directors in respect that financial information.
           The MD&A comments on BMO’s operations and financial condition for the years ended October 31, 2010 and 2009. The MD&A should be read in conjunction with our consolidated financial statements for the year ended October 31, 2010. The MD&A commentary is as of December 7, 2010. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).
          Certain prior year data has been reclassified to conform with the current year’s presentation, including restatements arising from transfers of certain businesses between operating groups. See pages 42 and 43.

Index

27	Who We Are provides an overview of BMO Financial Group, explains the links between our objectives and our overall vision, presents key performance data and outlines “Reasons to invest in BMO.”

28	Enterprise-Wide Strategy outlines our enterprise-wide strategy and the context in which it is developed, as well as our progress in relation to our strategic priorities.

29	Caution Regarding Forward-Looking Statements advises readers about the limitations and inherent risks and uncertainties of forward-looking information.

29	Factors That May Affect Future Results outlines certain industry and company-specific factors that investors should consider when assessing BMO’s earnings prospects.

31	Economic Developments includes commentary on the impact of economic developments on our businesses in 2010 and expectations for the Canadian and U.S. economies in 2011.

Value Measures reviews financial performance on the four key measures that assess or most directly influence shareholder return.
32	Total Shareholder Return

33	Earnings per Share Growth

34	Return on Equity

34	Net Economic Profit Growth

35	2010 Financial Performance Review provides a detailed review of BMO’s consolidated financial performance by major income statement category. It also includes the impact of business acquisitions, changes in foreign exchange, and a summary of notable items affecting results.

Operating Group Review outlines the strategies of our operating groups, the paths they choose to differentiate their businesses and the challenges they face, along with their strengths and key value drivers. It also includes a summary of their achievements in 2010, their priorities for 2011 and a review of their financial performance for the year.

42	Summary

44	Personal and Commercial Banking
45	Personal and Commercial Banking Canada

48	Personal and Commercial Banking U.S.
51	Private Client Group

54	BMO Capital Markets

57	Corporate Services, including Technology and Operations

Financial Condition Review discusses our assets and liabilities by major balance sheet category. It reviews our capital adequacy and our approach to ensuring we optimize our capital position to support our business strategies and maximize returns to our shareholders. It discusses proposed regulatory changes that are expected to impact capital and liquidity management as well as certain business operations. It also discusses off-balance sheet arrangements and financial instruments.

57	Summary Balance Sheet

59	Enterprise-Wide Capital Management

63	Select Financial Instruments

67	U.S. Regulatory Developments

68	Off-Balance Sheet Arrangements

Accounting Matters and Disclosure and Internal Control reviews critical accounting estimates and changes in accounting policies in 2010 and for future periods. It also discusses our evaluation of disclosure controls and procedures and internal control over financial reporting.

68	Critical Accounting Estimates

71	Changes in Accounting Policies in 2010

71	Future Changes in Accounting Policies – IFRS

74	Disclosure Controls and Procedures and Internal Control over Financial Reporting

74	Shareholders’ Auditors’ Services and Fees

75	Enterprise-Wide Risk Management outlines our approach to managing the key financial risks and other related risks we face.

91	Non-GAAP Measures includes explanations of non-GAAP measures and their reconciliation to their GAAP counterparts.

92	2009 Performance Review, Review of Fourth Quarter Performance and Quarterly Earnings Trends provide commentary on results for relevant periods other than fiscal 2010.

96	Supplemental Information presents many useful financial tables and provides more historical detail.

Regulatory Filings
Our continuous disclosure materials, including our interim management’s discussion and analysis and interim financial statements, and annual audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders & Proxy Circular, are available on our website at www.bmo.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. BMO’s President & Chief Executive Officer and Chief Financial Officer each certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements and MD&A and Annual Information Form, and the effectiveness of BMO’s disclosure controls and procedures and material changes in our internal control over financial reporting.
26  BMO Financial Group 193rd Annual Report 2010

Who We Are

Established in 1817, BMO Financial Group is a highly diversified North American financial services provider. With total assets of $412 billion and 38,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses, BMO Nesbitt Burns, BMO Investor Line, BMO Insurance and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves customers through Chicago-based Harris, an integrated financial services organization with almost 1.3 million retail, small business and commercial customers. BMO Financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.

Our Financial Objectives
BMO’s vision, guiding principle and medium-term financial objectives for certain important performance measures are set out in the adjacent chart. We believe that we will maximize total shareholder return and meet our medium-term financial objectives by aligning our operations with and executing on our strategic priorities, as outlined on the following page.
          BMO’s business planning process is rigorous and considers the prevailing economic conditions, our customers’ evolving needs and the opportunities available across our lines of business. It includes clear and direct accountability for annual performance that is measured against internal and external benchmarks and progress towards our strategic priorities.
          Our medium-term financial objectives of, over time, increasing earnings per share (EPS) by an average of 12% per year, earning an average annual return on equity (ROE) of 17% to 20% and maintaining strong capital ratios that meet both current and expected regulatory requirements are key guideposts as we execute against our strategic priorities. Our operating philosophy is to increase revenues at rates higher than general economic growth rates, while limiting expense growth to achieve average annual cash operating leverage (defined as the difference between the revenue and cash-based expense growth rates) of at least 1.5% over time. In managing our operations, we balance current profitability with the need to invest in our businesses for future growth.
Our Vision
To be the bank that defines great customer experience.
Our Guiding Principle
We aim to maximize total shareholder return and balance our commitments to financial performance, our customers, our employees, the environment and the communities where we live and work.
Our Medium-Term Financial Objectives
Over time, increase EPS by an average of 12% per year, earn average annual ROE of between 17% and 20%, achieve average annual cash operating leverage of at least 1.5%, and maintain strong capital ratios that meet both current and expected regulatory requirements.
Reasons to Invest in BMO
•	Clear growth strategy

•	Strong financial position

•	Proactive risk management

•	Commitment to stakeholders

As at or for the periods ended October 31, 2010
(%, except as noted)	1-year	5-year	10-year

Compound annual total shareholder return	26.4	5.9	9.8
Compound growth in annual EPS	54.2	0.5	3.9
Average annual ROE	14.9	14.3	15.3
Compound growth in annual
dividends declared per share	–	8.6	10.8
Dividend yield at October 31, 2010	4.7	na	na
Price-to-earnings multiple	12.7	na	na
Market value/book value ratio	1.77	na	na
Tier 1 Capital Ratio	13.45	na	na
na – not applicable

The Our Financial Objectives section above and the Enterprise-Wide Strategy and Economic Developments sections that follow contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 29 of this MD&A for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.
BMO Financial Group 193rd Annual Report 2010  27

MANAGEMENT’S DISCUSSION AND ANALYSIS
Enterprise-Wide Strategy

Our Vision
To be the bank that defines great customer experience.
Our Guiding Principle
We aim to maximize total shareholder return and balance our commitments to financial performance, our customers, our employees, the environment and the communities where we live and work.
Our Strategy in Context
Changes in the economic environment, and their effects on our customers, are rapid and ongoing. Our focus on providing clarity for our customers by “Making Money Make Sense,” serves as a compass for us in all economic environments. It also drives our employees to deliver their best, every day.
          We have emerged from the recent economic downturn with a strong financial position, supported by growth in our businesses. We believe that strengths in our business model, balance sheet, risk management framework and leadership team will generate sustainable growth. We remain steadfastly committed to our strategy, our customers and our shareholders.
Our Strategic Priorities and Progress
Maximize earnings growth across all North American personal and commercial banking businesses, focusing on industry-leading customer experience and sales force productivity.
•	Our strategy is paying off, with P&C Canada achieving double-digit growth in revenue and net income for each of the past two years, as well as personal and commercial loyalty scores that are up from 2008 levels.

•	Introduced offers that bring clarity to financial decisions, including the Low-Rate Mortgage, BMO Smart Steps for Business, BMO Business Bundles, AgriInvest and Harris Helpful Steps.

•	Made good progress in growing our profitable payments business by introducing our BMO World Elite MasterCard, entering into an exclusive strategic credit card relationship with Sobeys in Canada and acquiring the Diners Club North American franchise, which more than doubled our corporate card business.

•	Strengthened our network by continuing to invest in new branches and launching an innovative new branch format. Commenced operations in our new state-of-the-art customer contact centre, better positioning us to deliver a seamless customer experience.

•	In the United States, maintained very strong personal banking customer loyalty scores compared to the major banks with which we compete. Received a Metro Chicago 2010 TNS Choice Award for excellence in offering customer-focused solutions and establishing strong client relationships in our personal banking business. Won several awards from Greenwich Associates for our U.S. commercial banking team.

•	Increased the scale of our U.S. commercial bank to position Harris as the preferred bank for business in the U.S. Midwest.

•	Acquired certain assets and liabilities and successfully integrated the operations of AMCORE Bank, N.A., a Rockford, Illinois-based bank, in a transaction assisted by the Federal Deposit Insurance Corporation (FDIC), accelerating our growth strategy and adding quality locations and a good customer base.
Accelerate the growth of our wealth management business through client-focused financial planning and by investing for future growth.
•	Delivered a planning-based client experience and improved sales efficiency with enhanced financial planning and investment advisor tools and comprehensive financial planning client materials.

•	Delivered an innovative program (Take Charge of Your Retirement) that motivates clients to think about how their financial and non-financial retirement goals are linked.

•	Expanded our Exchange Traded Funds (ETF) family of lower-cost and risk diversifying investment products to provide our clients with greater access to innovative and industry-leading investment products and solutions.

•	Strengthened BMO Investor Line’s capabilities and delivered an enhanced online experience with improved functionality and educational materials.

•	Effectively integrated and expanded our insurance businesses and streamlined related sales processes and applications.
28  BMO Financial Group 193rd Annual Report 2010
•	Increased referral volumes across BMO Financial Group, contributing to asset growth through deeper customer relationships.
Deliver strong, stable returns in our capital markets business by providing highly targeted solutions to our core clients from a single integrated platform.
•	Focusing on clients is at the core of our strategy. We continued to target clients where we are differentiated and we expanded valuable relationships with a broader offering from across the capabilities of BMO Capital Markets.

•	Strengthened capabilities in the United States, including refocusing our business on core clients, appointing a new head of U.S. Investment and Corporate Banking and hiring strategically across the business to position us for future growth.

•	Aligned our capital and capabilities with client opportunity, with the goal of creating a more integrated capital markets business and more robust distribution capabilities.

•	Continued to implement risk management initiatives, enhancing our capabilities and introducing new methodologies to measure, monitor and report risk with transparency and clarity across the organization.
Develop our business in select global markets to grow with our clients, expand our capabilities and reach new customers.
•	Successfully incorporated in China, where we can now provide banking and investment products and be considered a preferred partner.

•	Acquired a U.S.-based global securities lending team and completed its integration into our existing North American Securities Lending business, creating a strong presence in New York, London, Hong Kong and Melbourne.

•	Continued to expand our presence in Asia, including additions to our trading and investment banking product offering in China and development of our investment and corporate banking business in India.
Sustain a culture that focuses on customers, high performance and our people.
•	Renewed our learning and leadership development programs at BMO’s Institute for Learning to support our focus on customers, talent and performance.

•	Continued to develop our industry-leading talent management practices and maintained our Employee Promise to current and prospective employees, consistent with our brand and values.

•	Reinforced the knowledge and understanding of risk and risk management across the enterprise, strengthening our risk management practices and building our capabilities for the future.

•	Maintained our focus on productivity, high-quality service and risk management in technology and operations, while preparing to transform our technology capabilities in support of sustained growth and our customer experience vision.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Report, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2011 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
          By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this Annual Report not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
          The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
          We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion below, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.
          In calculating the pro-forma impact of Basel III on our regulatory capital, regulatory capital ratios, and risk-weighted assets (including Counterparty Credit Risk and Market Risk), we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in the October 31, 2010 pro-forma calculations. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at year end or as close to year end as was practical. The Basel rules are not yet finalized and are subject to change, which may impact the results of our analysis. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.
          Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality and risk of default and losses on default of the underlying assets of the structured investment vehicles were material factors we considered when establishing our expectations regarding the structured investment vehicles discussed in this document, including the amount to be drawn under the BMO liquidity facilities, whether consolidation will be required and the expectation that the first-loss protection provided by the subordinate capital notes will exceed future losses. Key assumptions included that assets would continue to be sold with a view to reducing the size of the structured investment vehicles, under various asset price scenarios, and that the level of defaults and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding continuing difficult market conditions. In determining amounts of asset maturities by year, we made assumptions as to which issuers will redeem subordinated debt prior to its maturity date, where permitted.
          Assumptions about the level of defaults and losses on defaults were material factors we considered when establishing our expectations of the future performance of the transactions that Apex Trust has entered into. Among the key assumptions were that the level of defaults and losses on defaults would be consistent with historical experience. Material factors that were taken into account when establishing our expectations of the future risk of credit losses in Apex Trust and risk of loss to BMO included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges that BMO has entered into.
          Our expectations regarding the key impacts of our transition to International Financial Reporting Standards (IFRS) are based on IFRS as issued by the International Accounting Standards Board (IASB) that are in effect as of this date. Should IFRS change prior to our transition to IFRS, our expectations of the key impacts of transition could change.
          Assumptions about the performance of the Canadian and U.S. economies in 2011 and how that will affect our businesses were material factors we considered when setting our strategic priorities and objectives, and our outlook for our businesses. Key assumptions included that the Canadian and U.S. economies will grow moderately in 2011, that interest rates will remain low and that our assumptions regarding regulatory reforms will be consistent with the implementation of such reforms. We also assumed that housing markets will strengthen in Canada and the United States. We assumed that conditions in capital markets will improve somewhat and that the Canadian dollar will strengthen modestly relative to the U.S. dollar. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.
Factors That May Affect Future Results

As noted in the above Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause our actual results to differ materially from the expectations expressed in any forward-looking statements. The Enterprise-Wide Risk Management section starting on page 75 describes a number of risks, including credit and counterparty, market, liquidity and funding, insurance, operational, business, model, strategic, reputation and environmental risks. The sections that follow outline some additional risks and uncertainties.
General Economic and Market Conditions in the Countries in which We Conduct Business
We conduct business in Canada, the United States and other countries. Factors such as the general health of capital markets, including liquidity, level of activity, volatility and stability, could have a material impact on our business. As well, interest rates, foreign exchange rates, consumer spending, business investment, government spending, the rate of inflation and the threat of terrorism affect the business and economic environments in which we operate. Therefore, the amount of business we conduct in a specific geographic region and its local economic and business conditions may have an effect on our revenues and earnings. For example, a regional economic decline may result in an increase in credit losses, a decrease in loan growth and reduced capital markets activity.
Fiscal and Monetary Policy
Our earnings are affected by fiscal, monetary and economic policies that are adopted by Canadian, U.S. and other regulatory authorities. Such policies can have the effect of reducing competition and increasing uncertainty in the markets. As well, bond and money market expectations about inflation and central bank monetary policy have an impact on the level of interest rates. Changes in market expectations and monetary policy are difficult to anticipate and predict. Fluctuations in interest rates that result from these changes can have an impact on our earnings. Refer to the Market Risk section on pages 82 to 85 for a more complete discussion of our interest rate risk exposures.
Level of Competition
The level of competition among financial services companies is high. Furthermore, non-financial companies have increasingly been offering services traditionally provided by banks. Customer loyalty and retention can be influenced by a number of factors, including service levels, prices for products or services, our reputation and the actions of our competitors. Also, laws and regulations enacted by regulatory authorities in the United States and other jurisdictions in which we operate may provide benefits to our international competitors that could impact our ability to compete. Changes in these factors or a loss of market share could adversely affect our earnings.

BMO Financial Group 193rd Annual Report 2010  29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Currency Rates
The Canadian dollar equivalents of our revenues and expenses denominated in currencies other than the Canadian dollar are subject to fluctuations in the value of the Canadian dollar relative to those currencies. Refer to the Foreign Exchange section on page 36 and the Market Risk section on pages 82 to 85 for a more complete discussion of our foreign exchange risk exposures.
Changes in Laws, Regulations and Approach to Supervision
Regulations are in place to protect our clients, investors and the public interest. Considerable changes in laws and regulations that relate to the financial industry have been proposed, including changes related to capital and liquidity requirements. Changes in laws and regulations, including how they are interpreted and enforced, and in approaches to supervision could adversely affect our earnings, for example by limiting the products or services we can provide and the manner in which we provide them and by increasing the costs of compliance. The changes could also affect the levels of capital and liquidity we choose to maintain. In particular, the Basel III global standards for capital and liquidity, which are discussed in the Enterprise-Wide Capital Management section that starts on page 59, and enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which is discussed in the U.S. Regulatory Developments section on page 67, may have an impact on our results or activities. Liquidity and funding risk is discussed starting on page 85. In addition to the factors outlined, our failure to comply with laws and regulations could result in sanctions and financial penalties that could adversely affect our reputation and earnings.
Judicial or Regulatory Judgments and Legal
and Regulatory Proceedings
We take reasonable measures to comply with the laws and regulations of the jurisdictions in which we conduct business. Should these measures prove not to be effective, it is possible that we could be subject to a judicial or regulatory judgment or decision which results in fines, damages or other costs that would have a negative impact on earnings and damage our reputation. We are also subject to litigation arising in the ordinary course of our business. The unfavourable resolution of any litigation could have a material adverse effect on our financial results. Damage to our reputation could also result, harming our future business prospects. Information about certain legal and regulatory matters we currently face is provided in Note 28 on page 159 of the financial statements.
Execution of Strategy
Our financial performance is influenced by our ability to execute strategic plans developed by management. If these strategic plans do not meet with success or if there is a change in these strategic plans, our earnings could grow at a slower pace or decline. In addition, our ability to execute our strategic plans is dependent to a large extent on our ability to attract, develop and retain key executives, and there is no assurance we will continue to do so successfully.
Critical Accounting Estimates
We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). The application of GAAP requires that management make significant judgments and estimates that can affect when certain assets, liabilities, revenues and expenses are recorded in our financial statements and their recorded values. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change or new information may become available. Our financial results would be affected in the period in which any new circumstances or information became apparent, and the amount of the impact could be significant. More information is included in the discussion of Critical Accounting Estimates on page 68.
          We are required to adopt IFRS commencing November 1, 2011. Further discussion on the impact is included on pages 70 to 73.
Acquisitions
We conduct thorough due diligence before completing an acquisition. However, it is possible that we might make an acquisition that subsequently does not perform in line with our financial or strategic objectives. Changes in the competitive and economic environment as well as other factors may lower revenues, while higher than anticipated integration costs and failure to realize expected cost savings could also adversely affect our earnings after an acquisition. Our post-acquisition performance is also contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.
Accuracy and Completeness of Customer
and Counterparty Information
When deciding to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided by or on behalf of those customers and counterparties, including audited financial statements and other financial information. We also may rely on representations made by customers and counterparties that the information they provide is accurate and complete. Our financial results could be adversely affected if the financial statements or other financial information provided by customers and counterparties is materially misleading.
Operational and Infrastructure Risks
We are exposed to many of the operational risks that affect all large corporations. Such risks include the risk of fraud by employees or others, unauthorized transactions by employees, and operational or human error. We also face the risk that computer or telecommunications systems could fail, despite our efforts to maintain these systems in good working order. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and rectified. Shortcomings or failures of our internal processes, employees or systems, or those provided by third parties, including any of our financial, accounting or other data processing systems, could lead to financial loss and damage to our reputation. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our operations and the communities in which we do business, including disruption caused by pandemics or terrorist acts.
Other Factors
Other factors beyond our control that may affect our future results are noted in the Caution Regarding Forward-Looking Statements on page 29.
          We caution that the preceding discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to BMO, investors and others should carefully consider these factors, as well as other uncertainties, potential events and industry and company-specific factors that may adversely affect future results. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

30  BMO Financial Group 193rd Annual Report 2010

Economic Developments

Canadian and U.S. Economic and Financial Services Developments in 2010
After contracting in 2009, the Canadian economy grew by an estimated 2.9% in 2010. Consumer spending and business investment have led the recovery, supported by very low interest rates. Housing markets were strong early in the year, supporting mortgage growth, but weakened in response to modest increases in interest rates and tighter mortgage insurance rules. The trade sector continued to restrain economic growth. While exports were strong early in 2010 due to improved global demand, imports rose even faster, reflecting solid domestic spending and the strong Canadian dollar. Employment recovered faster than expected in 2010, supporting consumer spending and personal credit growth. However, personal deposit growth slowed, as an increase in investors’ risk tolerance redirected savings toward equity mutual funds. Businesses continued to finance spending from cash flow and new bond issuances, limiting business credit demand. However, business deposit growth remained solid due to strong growth in profits and the uncertain investment climate. Although inflation remained low, the Bank of Canada raised its overnight rate target several times from record low levels, as the economy no longer required significant stimulus. However, the Bank did not raise rates in October in light of slowing economic growth.
          The U.S. economy grew by an estimated 2.8% in 2010 after contracting in 2009. Inventory rebuilding and fiscal incentives drove the recovery early in the year, but growth slowed when the incentives ended. Consumer spending has grown modestly, as households continued to save more of their income to pay down debt, and personal credit continued to contract. Housing demand weakened sharply following the expiry of the homebuyer tax credit in the spring, and commercial construction was hampered by high vacancy rates. Deep cutbacks at the state and local levels largely offset increases in federal government spending. While business spending on equipment and machinery remained exceptionally strong, private-sector hiring has remained weak due to uncertainty about the economy and health care costs. The Federal Reserve has maintained a near-zero rate policy and recently expanded its asset purchases to support the economy. In the Midwest, where the bulk of our U.S. operations are located, the economy continued to grow modestly, benefiting from strong export sales and an upswing in auto production but held back by weak housing markets.
Economic and Financial Services Outlook for 2011
The Canadian economy is expected to grow by 2.4% in 2011, supported by still-low interest rates and firmer commodity prices. The unemployment rate should decline slightly to 7.7% by year end. Growth in residential mortgages and personal credit will likely be moderate relative to 2010. Business credit demand should improve in response to continued strong investment spending. The Bank of Canada is expected to raise interest rates only slightly in 2011, pausing for extended periods to assess the still uncertain global outlook. Supported by higher interest rates and firm commodity prices, the Canadian dollar is expected to rise above parity with the U.S. dollar in 2011. The resource-producing Western provinces will likely lead the recovery again next year.
          The U.S. and U.S. Midwest economies are projected to grow moderately in 2011, improving as housing markets stabilize and credit standards ease. Healthier business balance sheets should encourage growth in capital spending and employment, supporting consumer spending. Demand for business and personal credit and residential mortgages should strengthen next year. In a subdued inflation climate, the Federal Reserve will likely not raise interest rates until 2012. Capital markets are expected to strengthen as the recovery broadens and business confidence improves.

Note: Data points are averages for the month or year, as appropriate.

BMO Financial Group 193rd Annual Report 2010  31

MANAGEMENT’S DISCUSSION AND ANALYSIS
Value Measures

Highlights
•	Total shareholder return (TSR) – Our one-year TSR in 2010 was a strong 26.4%, well above the comparable indices. Low equity valuations in 2008 reduced the average annual return over the past five years to 5.9%.

•	Earnings per share (EPS) growth – EPS grew 54% from 2009 as net income rose significantly. Market conditions improved, resulting in strong revenue growth and lower provisions for credit losses. There was a modest increase in expenses and a higher effective income tax rate. The average number of common shares outstanding increased, primarily due to our 2010 dividend reinvestment program.

•	Net income was up 57%, rising by more than $1 billion to $2.8 billion. P&C Canada and Private Client Group recorded strong net income, with results up appreciably from 2009.
Corporate Services also recorded significantly improved results, with higher revenues and lower provisions for credit losses.

•	Return on equity (ROE) was 14.9% in 2010, up from 9.9% in 2009 due to increased net income. BMO has achieved an ROE of 13% or better in 20 of the past 21 years, one of only two banks in our North American peer group to have done so.

•	We maintained our dividend payments at $2.80 per common share in 2010, in light of the financial environment and uncertainty regarding pending changes in the rules governing capital adequacy. Dividends paid per common share over five-year and ten-year periods have increased at average annual compound rates of 9.2% and 11.0%, respectively.

Total Shareholder Return
The five-year average annual TSR is a key measure of shareholder value and is the most important of our financial performance and condition measures, since it assesses our success in achieving our guiding principle of maximizing return to shareholders. Over the past five years, shareholders have earned an average annual TSR of 5.9% on their investment in BMO common shares. The average was suppressed by the low valuations in the difficult equity market conditions of 2008, as annual returns have exceeded 20% in three of the past five years. The five-year average annual return was lower than the 7.0% average annual return for the S&P/TSX Composite Total Return Index, but higher than the 5.0% return for the S&P/TSX Financial Services Total Return Index and the 1.7% return for the S&P 500 Total Return Index. The one-year return was strong, at 26.4%, and was higher than the comparable indices.
          The table below summarizes dividends paid on BMO common shares over the past five years and the movements in BMO’s share price. An investment of $1,000 in Bank of Montreal common shares made at the beginning of fiscal 2006 would have been worth $1,333 at October 31, 2010, assuming reinvestment of dividends, for a total return of 33.3%. We maintained our dividend payments at $0.70 per common share in each quarter of 2010, consistent with 2009. Dividends paid over five-year and ten-year periods have increased at average annual compound rates of 9.2% and 11.0%, respectively.
          The average annual TSR of 5.9% for the most recent five-year period improved from the 1.8% average annual return for the five years ended October 31, 2009. The averages are affected by each one-year TSR included in the calculations.

The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Total Shareholder Return

						Five-year
For the year ended October 31	2010	2009	2008	2007	2006	CAGR	(1)

Closing market price per common share ($)	60.23	50.06	43.02	63.00	69.45	0.8
Dividends paid ($ per share)	2.80	2.80	2.80	2.63	2.13	9.2
Dividends paid (%) (2)	5.6	6.5	4.4	3.8	3.7
Increase (decrease) in share price (%)	20.3	16.4	(31.7)	(9.3)	20.1
Total annual shareholder return (%)	26.4	25.1	(27.9)	(5.8)	24.1

Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.
(1) Compound annual growth rate (CAGR) expressed as a percentage.
(2) As a percentage of the closing market price in the prior year.
32  BMO Financial Group 193rd Annual Report 2010

Earnings per Share Growth
The year-over-year percentage change in earnings per share (EPS) is our key measure for analyzing earnings growth. All references to EPS are to diluted EPS, unless indicated otherwise.
          EPS was $4.75, up $1.67 or 54% from $3.08 in 2009. Certain notable items affected results in 2009, reducing EPS by $0.88. There were no notable items in 2010.
          Our five-year compound average annual EPS growth rate was 0.5%, well below our current medium-term objective of growing EPS by an average of 12% over time. Net income available to common shareholders was 13% higher than in the 2005 base year, while the average number of diluted common shares outstanding increased by 10% over the same period as we chose to bolster capital levels.
          The notable items that reduced net income in 2009 by $474 million or $0.88 per share were:
•	charges for certain trading activities and valuation adjustments related to the deterioration in capital markets of $521 million ($355 million after tax or $0.66 per share) recorded in BMO Capital Markets;

•	severance costs of $118 million ($80 million after tax or $0.15 per share) recorded in Corporate Services; and

•	an increase in the general allowance for credit losses of $60 million ( $39 million after tax or $0.07 per share) recorded in Corporate Services.
          Notable items are discussed further on page 36.
          Net income was $2,810 million in 2010, up $1,023 million or 57% from $1,787 million a year ago. There was strong revenue growth and a significant decrease in provisions for credit losses. There was moderate expense growth and a higher effective income tax rate.
          Revenue increased $1,146 million or 10% to $12,210 million. The weaker U.S. dollar reduced revenue growth by $365 million, while acquired businesses added $214 million to growth. P&C Canada revenue increased $543 million or 10%; P&C U.S. revenue increased US$25 million or 2%; Private Client Group revenue increased $233 million or 12%; and BMO Capital Markets revenue increased $190 million or 6%. Corporate Services revenue was substantially higher than in 2009. Revenue is discussed further on page 37.
          Provisions for credit losses totalled $1,049 million, consisting entirely of specific provisions. In 2009, provisions for credit losses totalled $1,603 million, consisting of $1,543 million of specific provisions and a $60 million increase in the general allowance. The provision for credit losses is discussed further on page 40.
          Non-interest expense increased $209 million or 3% to $7,590 million. The weaker U.S. dollar reduced expenses by $213 million, while acquired businesses increased expenses by $152 million. Non-interest expense is discussed further on page 41.
          Income before provisions for credit losses, income taxes and non-controlling interest in subsidiaries(1) rose $937 million to $4,620 million.
          The effective income tax rate was 19.2% in 2010, up from 10.5% in 2009, as we earned a lower proportion of income in lower-tax-rate jurisdictions in 2010. The provision for income taxes is discussed further on page 42.
          Personal and Commercial Banking results in 2010 continued to show strong growth and Private Client Group net income was up significantly. Corporate Services results were also appreciably improved from 2009.
          Personal and Commercial Banking (P&C) net income rose $118 million or 7% from a year ago to $1,819 million. The P&C group combines our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). P&C Canada net income rose by $229 million or 16% to $1,644 million. The improvement was attributable to volume-driven revenue growth and improved net
(1) Non-GAAP measure. See page 91.

Earnings per share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 25 on page 156 of the financial statements.
interest margin. P&C Canada results are discussed in the operating group review on page 45. P&C U.S. net income decreased $111 million or 39% to $175 million, but decreased $75 million or 31% to $168 million on a U.S. dollar basis. On a basis that adjusts for the impact of impaired loans, changes in the Visa litigation accrual and acquisition integration costs, net income was US$237 million, down US$50 million or 17% from a year ago on a comparably-adjusted basis. P&C U.S. results are discussed in the operating group review on page 48.
          Private Client Group (PCG) net income increased $111 million or 31% to $470 million. The increase was largely attributable to revenue growth in all of PCG’s businesses related to growth in client assets under management and administration, as well as higher insurance premiums, including the benefit of a full year’s results from the BMO Life Assurance acquisition that occurred late in the second quarter of 2009. PCG results are discussed in the operating group review on page 51.
          BMO Capital Markets (BMO CM) net income decreased $53 million or 6% to $820 million. There was increased revenue, largely due to increased investment securities gains, higher provisions for credit losses, modest expense growth and a higher effective income tax rate. Trading revenues decreased. There were also lower revenues from our interest-rate-sensitive businesses, which had benefited from favourable market spreads in the prior year, and corporate banking revenues were lower, primarily due to reduced asset levels. Mergers and acquisitions and debt underwriting fees improved considerably. BMO CM results are discussed in the operating group review on page 54.
          Corporate Services net loss decreased $847 million to $299 million due to improved revenues and lower provisions for credit losses recorded in Corporate Services under BMO’s expected loss provisioning methodology. This methodology and Corporate Services’ results are discussed in the operating group review on page 57.

BMO Financial Group 193rd Annual Report 2010  33

MANAGEMENT’S DISCUSSION AND ANALYSIS
Return on Equity
Return on equity (ROE) is another key value measure. ROE was 14.9% in 2010, compared with 9.9% in 2009. The improvement was primarily attributable to an increase of more than $1 billion in earnings available to common shareholders. Average common shareholders’ equity increased $1 billion from 2009. In 2009 and 2010, we decided to strengthen equity and associated capital ratios to support investors’ and depositors’ confidence and provide greater operational and strategic flexibility. The increase in equity has contributed to our ROE falling short of our historic returns and medium-term objectives. BMO has achieved an ROE of 13% or better in 20 of the past 21 years, one of only two banks in our North American peer group to have done so. We fell short of that standard in the difficult economic environment in 2009. As in 2009, our ROE in 2010 compared favourably with our global peers. Our medium-term objective is to achieve an average annual ROE of 17% to 20%, over time. Table 3 on page 97 includes ROE statistics for the past 10 years.

Net Economic Profit Growth
The last of our four key value measures is net economic profit (NEP)(1) growth. NEP was $818 million, up from a loss of $68 million in the prior year. The improvement was attributable to a significant increase in earnings, net of a higher charge for capital as a result of the increase in shareholders’ equity. Earnings available to common shareholders rose by more than $1 billion in 2010.

Net Economic Profit ($ millions, except as noted)

For the year ended October 31	2010	2009	2008	2007	2006

Net income available to common shareholders	2,674	1,667	1,905	2,088	2,633
After-tax impact of the amortization of acquisition-related intangible assets	32	35	35	38	36

Cash net income available to common shareholders	2,706	1,702	1,940	2,126	2,669
Charge for capital*	(1,888)	(1,770)	(1,535)	(1,523)	(1,439)

Net economic profit	818	(68)	405	603	1,230

Net economic profit growth (%)	+100	(+100)	(33)	(51)	10

*Charge for capital
Average common shareholders’ equity	17,980	16,865	14,612	14,506	13,703
Cost of capital (%)	10.5	10.5	10.5	10.5	10.5

Charge for capital	(1,888)	(1,770)	(1,535)	(1,523)	(1,439)

(1) Non-GAAP measure. See page 91.
34  BMO Financial Group 193rd Annual Report 2010

2010 Financial Performance Review
This section provides a review of our enterprise financial performance for 2010 that focuses on the Consolidated Statement of Income included in our consolidated financial statements, which begin on page 110. A review of our operating groups’ strategies and performance follows the enterprise review. A summary of the enterprise financial performance for 2009 appears on page 92.

Highlights
•	Revenue increased $1,146 million or 10% in 2010 to $12.2 billion, following growth of 8% in 2009 and 9% in 2008. This consistently high rate of revenue growth demonstrates the benefit of our diversified business mix, in market conditions that have been challenging at times.

•	Revenue growth of $543 million or 10% in P&C Canada was primarily attributable to volume growth in most products, an improved net interest margin and the impact of the inclusion of the Diners Club North American franchise results in the current year. The other operating groups also made significant contributions, with strong revenue growth in Corporate Services and revenue growth of 12% in Private Client Group, 6% in BMO Capital Markets and 2% in P&C U.S. on a U.S. dollar basis.
•	The provision for credit losses fell to $1,049 million from $1,603 million in 2009. Specific provisions were down $494 million to $1,049 million and there was no increase in the general allowance, compared with a $60 million increase a year ago. Credit market conditions have improved but remain challenging.

•	Non-interest expense increased 3% in 2010. The increase was attributable to acquired businesses, higher performance-based compensation in line with improved results, and higher technology costs and initiative spending to support our businesses. The weaker U.S. dollar reduced expense growth by 2.9 percentage points.

•	The effective income tax rate was 19.2%, compared with a rate of 10.5% in 2009. The higher rate in 2010 was mainly attributable to proportionately lower income from lower-tax-rate jurisdictions.

Impact of Business Acquisitions
BMO Financial Group has selectively acquired a number of businesses. These acquisitions increase revenues and expenses, affecting year-over-year comparisons of operating results. The adjacent table outlines acquisitions by operating group and their incremental impact on BMO’s revenues, expenses (excluding acquisition integration costs) and net income for 2010 relative to 2009 and 2009 relative to 2008, to assist in analyzing changes in results. The impact on net income includes the impact of provisions for credit losses and income taxes, which are not disclosed separately in the table.
          In respect of fiscal 2010 results relative to fiscal 2009, for the acquisitions completed in fiscal 2010, the incremental effects are the revenues and expenses of those businesses that are included in results for fiscal 2010. For the acquisitions completed in fiscal 2009, the incremental effects on results for 2010 relate to the inclusion of 12 months of results in 2010 and a lesser number of months in 2009.
          In respect of fiscal 2009 results relative to fiscal 2008, for the acquisitions completed in fiscal 2009, the incremental effects are the revenues and expenses of those businesses that are included in results for fiscal 2009. For the acquisitions completed in fiscal 2008, the incremental effects on results for 2009 relate to the inclusion of 12 months of results in 2009 and a lesser number of months in 2008.
Impact of Business Acquisitions on Year-over-Year
Comparisons of Operating Results (1)

($ millions)			Increase (decrease) in:
Business acquired/sold			Revenue	Expense	Net income

Personal and Commercial Banking
Incremental effects on results for:	2010		158	86	26
	2009		36	35	(1)
Personal and Commercial Banking Canada
Incremental effects on results for:	2010	(2)	114	45	24
	2009		–	–	–
Diners Club North American franchise Acquired December 2009 for $838 million
Personal and Commercial Banking U.S.
Incremental effects on results for:	2010		44	41	2
	2009		36	35	(1)
AMCORE Bank, N.A. – certain assets and liabilities Acquired April 2010 for $225 million
Merchants and Manufacturers Bancorporation, Inc. Acquired February 2008 for $135 million
Ozaukee Bank Acquired February 2008 for $180 million

Private Client Group
Incremental effects on results for:	2010		46	45	1
	2009		65	39	18
Integra GRS Acquired November 2009 for $16 million
Stoker Ostler Wealth Advisors, Inc. Acquired September 2009 for $12 million
AIG Life Insurance Company of Canada (BMO Life Assurance) Acquired April 2009 for $278 million
Pyrford Internation plc Acquired December 2007 for $47 million

BMO Capital Markets
Incremental effects on results for:	2010		10	21	(8)
	2009		71	50	13
Paloma Securities L.L.C. – certain assets Acquired December 2009 for $7 million
Griffin, Kubik, Stephens & Thompson, Inc. Acquired May 2008 for $31 million

BMO Financial Group
Incremental effects on results for:	2010		214	152	19
	2009		172	124	30
Purchases of businesses for $1,086 million in 2010 and $290 million in 2009

(1)	The impact excludes integration costs.

(2)	The Diners Club franchise acquisition raised provisions for credit losses by $32 million.

BMO Financial Group 193rd Annual Report 2010  35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Exchange
The U.S. dollar was weaker at October 31, 2010 than at October 31, 2009, and assets and liabilities are translated at year-end rates. The average exchange rate over the course of 2010 is used for translation of revenues and expenses in 2010 and, while the U.S. dollar also weakened on this basis, it strengthened in 2009 relative to 2008. The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, income taxes and provision for credit losses in 2010 were reduced relative to the preceding year by the weakening of the U.S. dollar. The adjacent table indicates average Canadian/U.S. dollar exchange rates in 2010, 2009 and 2008 and the impact of changes in the average rates. At October 31, 2010, the Canadian dollar traded at $1.020 per U.S. dollar. It traded at $1.082 per U.S. dollar at October 31, 2009.
          At the start of each quarter, BMO assesses whether to enter into hedging transactions that are designed to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter. As a result, the sum of the hedging gains/losses for the four quarters in a year is not directly comparable to the impact of year-over-year exchange rate fluctuations on earnings for the year. Hedging transactions resulted in an after-tax gain of $5 million in 2010 ($1 million loss in 2009).
          The gain or loss from hedging transactions in future periods will be determined by both future exchange rate fluctuations and the amount of the underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months. The effect of exchange rate fluctuations on our net investment in foreign operations is discussed in the Provision for Income Taxes section on page 42.
Effects of Changes in Exchange Rates on BMO’s Results

	2010 vs.	2009 vs.
($ millions, except as noted)	2009	2008

Canadian/U.S. dollar exchange rate (average)
2010	1.043
2009	1.165	1.165
2008		1.032

Increased (reduced) net interest income	(210)	246
Increased (reduced) non-interest revenue	(155)	117

Increased (reduced) revenues	(365)	363
Reduced (increased) expenses	213	(216)
Reduced (increased) provision for credit losses	70	(125)
Reduced income taxes and non-controlling interest in subsidiaries	18	24

Increased (reduced) net income	(64)	46

          BMO’s U.S.-dollar-denominated results are affected, favourably or unfavourably, by movements in the Canadian/U.S. dollar exchange rate. Rate movements affect future results measured in Canadian dollars and the impact on results is a function of the periods in which revenues, expenses and provisions for credit losses arise. If future results are consistent with the range of results for the past three years, each one cent decrease in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to change the Canadian dollar equivalents of U.S.-dollar-denominated net income (loss) before income taxes by between -$6 million and $10 million. An increase of one cent would have the opposite effect.

Notable Items
We have designated certain charges as notable items to assist in discussing their impact on our financial results. There were no items designated as notable in 2010.
          These items reduced net income by $474 million in 2009 and $426 million in 2008, as set out in the adjacent table. Charges in 2009 and 2008 include amounts related to BMO’s investment in Apex Trust, a Canadian credit protection vehicle. In the latter half of 2009, we put in place hedges that reduced BMO’s risk exposure on Apex to levels that are not expected to expose BMO to significant loss. In 2010, the total mark-to-market losses on the exposure, net of hedging, were nominal, at less than $10 million pre-tax.
          In 2009, revenue was reduced by charges of $521 million related to Apex. These charges reduced trading non-interest revenues by $344 million and securities gains by $177 million.
          In 2008, revenue was reduced by charges of $388 million in respect of the capital markets environment, including charges of $230 million related to Apex and $158 million in respect of exiting positions related to the monoline insurer ACA Financial Guarantee Corporation. These charges reduced trading non-interest revenues by $258 million and securities gains by $130 million.
          Further details on the effects of notable items in 2009 can be found on page 33.
Notable Items

($ millions)	2010	2009	2008

Charges related to deterioration in capital markets environment	–	521	388
Related income taxes	–	166	128

Net impact of charges related to deterioration in capital markets environment (a)	–	355	260

Increase in general allowance	–	60	260
Related income taxes	–	21	94

Net impact of increase in general allowance (b)	–	39	166

Severance costs	–	118	–
Related income taxes	–	38	–

Net impact of severance costs (c)	–	80	–

Total reduction in net income (a + b + c )	–	474	426

Caution
This Notable Items section contains forward-looking statements.
Please see the Caution Regarding Forward-Looking Statements.

36  BMO Financial Group 193rd Annual Report 2010

Revenue
Revenue increased $1,146 million or 10% in 2010 to $12,210 million. There was solid revenue growth in each of the operating groups except P&C U.S., where revenues were modestly higher on a U.S. dollar basis. Revenues in BMO Capital Markets in 2009 were elevated by favourable market conditions but were lowered by a charge of $521 million related to the impact of the difficult capital markets environment. There were no such charges in 2010. The weaker U.S. dollar lowered overall revenue growth by $365 million or 3.3 percentage points, while the net impact of acquired businesses increased growth by $214 million or 1.9 percentage points.
          BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we continue to analyze revenue on a teb basis at the operating group level. The teb adjustments for fiscal 2010 totalled $355 million, up from $247 million in 2009.
          P&C Canada revenue increased $543 million or 10%. The segment’s revenue growth was driven by volume growth in most products, improved net interest margin and the inclusion of ten months of revenues from the Diners Club acquired business. P&C U.S. revenue increased US$25 million or 1.8%. Adjusting for the impact of the acquisition of certain assets and liabilities of AMCORE Bank, N.A., a Rockford, Illinois-based bank, and the impact of impaired loans, revenue decreased US$27 million or 2.0% as the effect of loan spread improvement was more than offset by a decrease in commercial loan balances related to lower client utilizations, as well as deposit spread compression. Private Client Group revenue increased $233 million or 12%, reflecting revenue growth across all of its businesses. The improvement in equity market conditions for most of the year increased the group’s assets under management and administration and associated fee-based revenues. Insurance revenue increased due to higher premiums and the inclusion of a full year’s results of the BMO Life Assurance acquisition, partially offset by the effects of unfavourable market movements. BMO Capital Markets revenue increased $190 million or 6% from results in 2009 that were lowered by the charge outlined above. Investment securities gains increased. Mergers and acquisitions fees and debt underwriting fees also improved but revenues from interest-rate-sensitive businesses and corporate lending and trading revenue fell in the more difficult market conditions. Corporate Services revenues were significantly higher due to more stable market conditions and management actions.
          For the third consecutive year, there was solid growth in both BMO net interest income and non-interest revenue.
Net Interest Income
Net interest income for the year was $6,235 million, an increase of $665 million or 12% from 2009. The net effect of businesses acquired increased net interest income by $24 million, while the impact of the weaker U.S. dollar decreased net interest income by $210 million. The bank’s average earning assets decreased $9.4 billion, but increased

Taxable equivalent basis (teb) Revenues of operating groups reflected in our MD&A are presented on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate, to facilitate comparisons.

Net interest income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.
Net interest margin is the ratio of net interest income to earning assets, expressed as a percentage or in basis points.
Revenue ($ millions)

For the year ended October 31	2010	2009	2008	2007	2006

Net interest income	6,235	5,570	5,072	4,829	4,732
Year-over-year growth (%)	11.9	9.8	5.0	2.0	(0.9)
Non-interest revenue	5,975	5,494	5,133	4,520	5,253
Year-over-year growth (%)	8.8	7.0	13.6	(14.0)	3.8

Total revenue	12,210	11,064	10,205	9,349	9,985
Year-over-year growth (%)	10.4	8.4	9.2	(6.4)	1.5

Change in Net Interest Income, Average Earning Assets and Net Interest Margin

	Net interest income (teb)				Average earning assets				Net interest margin
	($ millions)		Change		($ millions)		Change		(in basis points)
For the year ended October 31	2010	2009	$	%	2010	2009	$	%	2010	2009	Change

P&C Canada	4,164	3,811	353	9	141,069	134,985	6,084	5	295	282	13
P&C U.S.	1,092	1,220	(128)	(11)	30,149	38,933	(8,784)	(23)	362	313	49

Personal and Commercial Banking (P&C)	5,256	5,031	225	4	171,218	173,918	(2,700)	(2)	307	289	18
Private Client Group (PCG)	365	353	12	3	12,981	10,567	2,414	23	281	334	(53)
BMO Capital Markets (BMO CM)	1,394	1,528	(134)	(9)	152,116	169,033	(16,917)	(10)	92	90	2
Corporate Services, including Technology and Operations	(780)	(1,342)	562	42	(3,847)	(11,670)	7,823	67	nm	nm	nm

Total BMO (1)	6,235	5,570	665	12	332,468	341,848	(9,380)	(3)	188	163	25

(1)	Total BMO net interest margin is stated on a GAAP basis. The operating groups net interest margins are stated on a teb basis.

nm – not meaningful

BMO Financial Group 193rd Annual Report 2010  37

MANAGEMENT’S DISCUSSION AND ANALYSIS

$4.1 billion excluding the impact of the weaker U.S. dollar. Asset levels were reduced in BMO Capital Markets and P&C U.S., due in part to the weaker U.S. dollar, but there were solid increases in P&C Canada and Private Client Group. BMO’s overall net interest margin was up 25 basis points in 2010, driven primarily by higher margins in P&C Canada and improved net interest income in Corporate Services. The main drivers of BMO’s overall net interest margin are the individual group margins, changes in the magnitude of each operating group’s assets and changes in net interest income in Corporate Services.
          P&C Canada recorded a solid increase in net interest income. Volume growth remained strong in all major product categories. Net interest margin increased 13 basis points, driven primarily by actions taken in 2009 to mitigate the impact of rising long-term funding costs, improvement in the spread on deposit products from unusually low levels a year ago and higher volumes in more-profitable products. In P&C U.S., net interest income fell, but increased on a U.S. dollar basis. The favourable effects of the Rockford, Illinois-based bank transaction and loan spread improvement more than offset the impact of impaired loans, the decrease in commercial loan balances caused by lower client utilizations, and deposit spread compression. P&C U.S. net interest margin rose significantly from 2009.
          Private Client Group net interest income increased modestly. Volume growth in our brokerage and private banking businesses was partially offset by spread compression in our brokerage businesses. The group’s net interest margin decreased 53 basis points, with approximately 90% of the decrease due to the mid-2009 acquisition of BMO Life Assurance, which increased assets with no change to net interest income.
          BMO Capital Markets net interest income decreased $134 million or 9%. Revenues from interest-rate-sensitive businesses and corporate banking were lower, while trading net interest income was higher. The group’s average earning assets were reduced by $16.9 billion, including the $8.2 billion negative impact of the weaker U.S. dollar, due mainly to lower levels of money market and corporate lending assets. Net interest margin increased nominally as higher net interest income from trading assets was offset by lower spreads on money market and corporate lending assets.
          The improvement in Corporate Services net interest income was primarily due to a lower negative carry on certain asset-liability interest rate positions as a result of management actions and more stable market conditions, and the diminished impact in 2010 of funding activities in prior years that enhanced our strong liquidity position.
          Table 9 on page 100 and Table 10 on page 101 provide further details on net interest income and net interest margin.
Non-Interest Revenue
Non-interest revenue, which comprises all revenues other than net interest income, was $5,975 million in 2010, an increase of $481 million or 9% from 2009. Revenues in BMO Capital Markets in 2009 were elevated by favourable market conditions, but charges related to notable items reduced revenue in that year by $521 million, increasing year-over-year growth in 2010. The net impact of acquired businesses increased 2010 non-interest revenue by $190 million, while the impact of the weaker U.S. dollar decreased non-interest revenue by $155 million.
          Securities commissions and fees increased $75 million or 8%. These fees consist largely of full-service and online brokerage commissions within Private Client Group, which account for about two-thirds of the total, and institutional equity trading commissions within BMO Capital Markets. The increase was largely due to increases in client trading volumes in Private Client Group, as equity market valuations were low in the first half of 2009 and activity levels were reduced.
Non-Interest Revenue ($ millions)

	Change from 2009
For the year ended October 31	2010	2009	2008	$	%

Securities commissions and fees	1,048	973	1,105	75	8
Deposit and payment service charges	802	820	756	(18)	(2)
Trading revenues	504	723	546	(219)	(30)
Lending fees	572	556	429	16	3
Card fees	233	121	291	112	93
Investment management and custodial fees	355	344	339	11	3
Mutual fund revenues	550	467	589	83	18
Securitization revenues	678	929	513	(251)	(27)
Underwriting and advisory fees	445	397	353	48	12
Securities gains (losses)	150	(354)	(315)	504	+100
Foreign exchange, other than trading	93	53	80	40	75
Insurance income	321	295	237	26	9
Other	224	170	210	54	32

Total	5,975	5,494	5,133	481	9

          Deposit and payment service charges decreased $18 million or 2%, largely due to the impact of the weaker U.S. dollar on revenues in P&C U.S. and BMO Capital Markets.

38  BMO Financial Group 193rd Annual Report 2010

          Trading revenues are discussed in the trading-related revenues section that follows.
          Lending fees increased $16 million or 3% due to higher volumes, offset in part by the impact of the weaker U.S. dollar.
          Card fees increased $112 million to $233 million. The increase reflects volume growth, reduced securitization activity over the course of 2010 and the inclusion of ten months of the results of the Diners Club acquired business in the current year.
          Investment management and custodial fees increased $11 million or 3% due to stronger equity markets.
          Mutual fund revenues improved markedly, growing by $83 million or 18%. Asset levels continued to reflect the growth that began in the second half of 2009, rising further over the course of the year.
          Securitization revenues decreased $251 million or 27%, reflecting a $91 million reduction from securitizing credit card loans and a $160 million reduction from securitizing residential mortgages. Revenues included gains of $68 million on the sales of loans for new securitizations, down $30 million from 2009, and gains of $428 million on sales of loans to revolving securitization vehicles, down $174 million from 2009. The securitization of assets results in the recognition of less interest income ($507 million less in 2010), reduced credit card fees ($449 million less in 2010) and lower provisions for credit losses ($203 million less in 2010). As such, including securitization revenue of $678 million in 2010, the combined impact of securitizing assets in 2010 and prior years decreased pre-tax income by $75 million in 2010. We securitize loans primarily to obtain alternate sources of cost-effective funding. We securitized $4.3 billion of residential mortgage loans in 2010 and $6.8 billion in 2009. Securitization revenues are detailed in Note 8 on page 126 of the financial statements.
          Underwriting and advisory fees were $48 million or 12% higher than in 2010. Mergers and acquisitions fees and debt underwriting improved considerably, reflecting strong performance and improved market conditions. Equity underwriting fees decreased.
          Securities gains were $150 million, improving from a net loss of $354 million in 2009. The notable items discussed on page 36 include charges recorded in securities gains (losses) in 2009 of $177 million related to the deterioration in the capital markets environment.
          Income from foreign exchange, other than trading, increased $40 million or 75%, reflecting growth in P&C Canada, Private Client Group and Corporate Services.
          Insurance income increased $26 million or 9%, due in part to higher premiums and the inclusion of a full year’s results of BMO Life Assurance in 2010, partially offset by the effects of unfavourable market movements on policyholder liabilities.
          Other revenue includes various sundry amounts and increased $54 million or 32%.
          Table 7 on page 98 provides further details on revenue and revenue growth.
Trading-Related Revenues
Trading-related revenues are dependent on, among other things, the volume of activities undertaken for clients who enter into transactions with BMO to mitigate their risks or to invest. BMO earns a spread or profit on the net sum of its client positions by profitably neutralizing, within prescribed limits, the overall risk of the net positions. BMO also assumes proprietary positions with the goal of earning trading profits.

Trading-related revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenues also include income (expense) and gains (losses) from both on-balance sheet instruments and off-balance sheet interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.
Interest and Non-Interest Trading-Related Revenues

(taxable equivalent basis)
($ millions)	Change from 2009
For the year ended October 31	2010	2009	2008	$	%

Interest rates	562	467	176	95	20
Foreign exchange	247	362	379	(115)	(32)
Equities	314	409	200	(95)	(23)
Commodities	52	79	(18)	(27)	(34)
Other	9	(76)	(3)	85	+100

Total	1,184	1,241	734	(57)	(5)

Reported as:
Net interest income	680	518	188	162	31
Non-interest revenue – trading revenues	504	723	546	(219)	(30)

Total	1,184	1,241	734	(57)	(5)

          Although the North American economy improved in 2010 from the recession that affected much of 2009, our trading-related revenues were modestly lower than the levels of a year ago. Trading-related revenues were strong in 2009 as we were successful in taking advantage of market opportunities presented by high levels of market volatility. Conditions in 2010 were less favourable, with fewer market opportunities and a more difficult trading environment. The Notable Items section on page 36 outlines charges related to deterioration in the capital markets environment that reduced trading-related revenues by $344 million and total revenue by $521 million in 2009. There were no similar charges in 2010. The Select Financial Instruments section, which starts on page 63, provides detailed information on certain instruments that markets had come to regard as carrying higher risk, certain of which resulted in charges that were designated as notable items in prior years.
          Trading-related revenues decreased $57 million from 2009, showing strength in the first half of the year but softening in the latter half. Interest rate trading revenues were higher in 2010 but were weak in the third quarter. Other trading revenues increased, largely due to the improved impact of certain structural balance sheet and securitization-related hedging activities. Equities trading revenue decreased from 2009 mainly due to lower volatility in the current year, which provided fewer trading opportunities, as well as a fourth quarter 2010 reduction for accounting adjustments. Similarly, commodities trading revenue decreased from elevated levels in the prior year, which benefited from higher than usual customer flows. Foreign exchange markets in 2010 experienced very thin spreads and lower volatility compared to 2009, resulting in a decline in foreign exchange trading revenue.
          The Market Risk section on page 82 provides more information on trading-related revenues.

BMO Financial Group 193rd Annual Report 2010  39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Credit Losses
During 2010, we saw an improvement in the overall global economic environment, but conditions in some sectors remained challenging. This was particularly evident in the slower pace of recovery in the United States, most notably in the real estate sector, which faced continuing pressure. However, with an economic recovery underway and evidence of stabilization in much of the credit market, we believe the overall improvement will continue into 2011, with some potential for variability.
          BMO recorded $1,049 million of specific provisions for credit losses in the current year, with no change to the general allowance for credit losses. This compares to the $1,603 million provision recorded in 2009, which comprised specific provisions of $1,543 million and a $60 million increase in the general allowance. Provisions as a percentage of average net loans and acceptances decreased to 0.61% in 2010 from 0.88% in 2009. The majority of our provisions continue to relate to our U.S. portfolio, although we have seen an improving trend develop across both our Canadian and U.S. portfolios in 2010.
          A significant factor influencing both provisions for credit losses and write-offs is the level of formations of new impaired loans — identified as additions to impaired loans and acceptances in the adjacent Changes in Gross Impaired Loans and Acceptances table. As with specific provisions and consistent with a year ago, impaired loan formations were well above the low levels of 2007 and 2006, but decreased to $1,525 million (excluding acquired impaired loans) in 2010 from a peak of $2,690 million in 2009. On a geographic basis, the United States again accounted for the majority of the impaired formations, with the commercial real estate and commercial mortgage sectors providing the largest contributions.
          Gross impaired loans decreased to $3,221 million from $3,297 million in 2009. Gross impaired loans include an amount of $302 million (net $327 million acquired) related to the acquisition of a U.S.-based portfolio in an FDIC-assisted transaction. The loss sharing arrangement with the FDIC on this transaction indemnifies BMO against 80% of any losses on the acquired portfolio. Additional factors contributing to the change in impaired loans are outlined in the accompanying table. In 2010, sales of gross impaired loans totalled $29 million, with related reversals and recoveries of $9 million. This compares with sales of $97 million and related reversals and recoveries of $9 million in 2009.
          The general allowance is maintained to cover impairment in the existing credit portfolio that cannot yet be associated with specific loans, and is assessed on a quarterly basis. The general allowance decreased $9 million from the prior fiscal year. While the general allowance was increased by our acquisition of the Diners Club business credit card receivables early in fiscal 2010, this was more than offset by the impact of the weaker U.S. dollar. The general allowance remains adequate and, as at October 31, 2010, represented 0.95% of credit risk-weighted assets. The total allowance for credit losses decreased $24 million in 2010 to $1,878 million (excluding a $9 million allowance included in Other Liabilities related to letters of credit that are considered Other Credit Instruments).
          BMO’s loan book continues to comprise primarily the more stable consumer and commercial portfolios, which represented 86.2% of the loan portfolio at year end, an increase from 80% in 2009 mainly due to reduced levels of corporate loans. The consumer loans portfolio represents 56.6% of the portfolio, up from 53.9% in 2009, with approximately 87.0% of the portfolio secured. The corporate and commercial loans portfolio represents 43.4% of the portfolio, down from 46.1% in 2009. We continue to monitor industry sectors that we consider to be of concern, including real estate services, financial institutions and manufacturing. BMO’s exposure to sectors of concern remains within acceptable limits.
          Credit risk management is discussed further on page 80. Note 4 on page 120 of the financial statements and Tables 11 to 19 on pages 102 to 105 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses.
Provision for (Recovery of) Credit Losses (PCL)
($ millions, except as noted)

For the year ended October 31	2010	2009	2008	2007	2006	2005	2004

New specific provisions	1,419	1,765	1,242	460	410	407	510
Reversals of previous allowances	(187)	(77)	(58)	(66)	(87)	(121)	(312)
Recoveries of prior write-offs	(183)	(145)	(114)	(91)	(112)	(67)	(131)

Specific provisions for credit losses	1,049	1,543	1,070	303	211	219	67
Increase in (reduction of) general allowance	–	60	260	50	(35)	(40)	(170)

Provision for (recovery of) credit losses	1,049	1,603	1,330	353	176	179	(103)

PCL as a % of average net loans and acceptances (excluding repos) (%)	0.61	0.88	0.76	0.21	0.11	0.13	(0.08)

Changes in Gross Impaired Loans (GIL) and Acceptances ($ millions, except as noted)

For the year ended October 31	2010	2009	2008	2007	2006	2005	2004

GIL, beginning of year	3,297	2,387	720	666	804	1,119	1,918
Additions to impaired loans and acceptances	1,525	2,690	2,506	588	420	423	607
Net additions to impaired loans and acceptances due to acquisitions (1)	327	–	–	–	–	–	–
Reductions in impaired loans and acceptances (2)	(712)	(288)	131	(143)	(220)	(319)	(936)
Write-offs	(1,216)	(1,492)	(970)	(391)	(338)	(419)	(470)

GIL, end of year	3,221	3,297	2,387	720	666	804	1,119

GIL as a % of gross loans and acceptances (excluding repos) (%)	1.80	1.94	1.26	0.44	0.41	0.55	0.83

(1)	See Table 15 on page 103.

(2)	Includes the impact of foreign exchange and write-offs of consumer loans included in additions to impaired loans in the period.
Caution
This Provision for Credit Losses section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

40  BMO Financial Group 193rd Annual Report 2010

Non-Interest Expense
Non-interest expense increased $209 million or 2.8% to $7,590 million in 2010. The factors contributing to the increase are set out in the adjacent Contribution to Non-Interest Expense Growth table. There were no notable items in 2010, but notable items in 2009 included severance costs that increased non-interest expense by $118 million.
          As explained on page 35, the net effect of businesses acquired in 2010 and 2009 increased expenses in 2010 relative to 2009 by $152 million (2.1%). As further explained on page 36, the weaker U.S. dollar reduced costs in 2010 by $213 million (2.9%). Higher performance-based compensation costs increased expenses by $117 million (1.6%), in line with improved performance.
          The dollar and percentage changes in expenses by category are outlined in the adjacent Non-Interest Expense table. Table 8 on page 99 provides more detail on expenses and expense growth.
          Other employee compensation expense, which includes salaries and employee benefits, decreased $138 million or 4.5% from 2009, in part due to last year’s severance charges and the weaker U.S. dollar. Adjusting for these items, other compensation expense increased. There were business acquisitions and higher initiative spending. We continued to invest in our businesses and employment levels increased over the course of 2010.
          Premises and equipment costs increased $62 million or 4.8%, primarily related to software development in support of our business growth.
          Other expenses rose $158 million or 10%, mainly in respect of a large number of small increases for initiative-related expenses such as professional fees and travel costs, primarily related to activities in support of our business growth.
           On July 1, 2010, the harmonized sales tax was implemented in both Ontario and British Columbia. This has increased the sales tax paid in these two jurisdictions, contributing to higher expenses in a number of expense categories relative to a year ago.
Productivity
The productivity ratio (expense-to-revenue ratio) improved by 450 basis points to 62.2% in 2010. Excluding the notable items that affected results in 2009, BMO’s productivity ratio improved by 54 basis points.
          P&C’s productivity ratio improved to 55.3% from 56.6%. P&C Canada is BMO’s largest operating segment, and its productivity ratio of 51.1% improved by 260 basis points from last year with revenue growth substantially outpacing expense growth. The productivity ratio in P&C U.S. deteriorated by 600 basis points as the continuing difficult market conditions affected revenue growth and costs increased on a U.S. dollar basis, primarily due to the Rockford, Illinois-based bank transaction, including acquisition integration costs. Adjusting costs in both years for the impact of impaired loan costs, changes in the Visa litigation accrual and acquisition integration costs, productivity deteriorated by 280 basis points to 65.7%. The productivity ratio for Private Client Group in 2010 improved markedly by 620 basis points to 71.8%, reflecting increased revenue and effective expense control. BMO Capital Markets productivity ratio improved 100 basis points, driven by good revenue growth.
          BMO’s cash productivity ratio(1) was 61.9%, a 440 basis point improvement from 66.3% in 2009. Excluding the notable items that affected results in 2009, BMO’s cash productivity ratio improved by 46 basis points.
          Examples of initiatives to enhance productivity are outlined in the 2010 Review of Operating Groups Performance, which starts on page 42. Operating leverage was 7.6% and cash operating leverage was 7.5%. Our medium-term goal, over time, is to achieve average annual cash operating leverage of at least 1.5%, increasing revenues by an average of at least 1.5 percentage points more than the rate of cash-based expense growth. We aim to achieve operating leverage by driving revenues through an increased customer focus and ongoing expense management, working to create greater efficiency and effectiveness in all support functions, groups and business processes that support the front line.

(1)	Cash-based measures are non-GAAP measures. See page 91.

The productivity ratio (or expense-to-revenue ratio) is our key measure of productivity. It is calculated as non-interest expense divided by total revenues (on a taxable equivalent basis in the operating groups), expressed as a percentage. The cash productivity ratio is calculated in the same manner, after removing the amortization of intangible assets from non-interest expenses. See page 91.
Contribution to Non-Interest Expense Growth (%)

For the year ended October 31	2010	2009	2008

Businesses acquired	2.1	1.8	1.1
Restructuring charge	–	–	(2.5)
Currency translation effect	(2.9)	3.1	(1.4)
Performance-based compensation	1.6	0.6	0.3
Other factors	2.0	1.6	6.9

Total non-interest expense growth	2.8	7.1	4.4

Non-Interest Expense ($ millions)

	Change from 2009
For the year ended October 31	2010	2009	2008	$	%

Performance-based compensation	1,455	1,338	1,297	117	9
Other employee compensation	2,909	3,047	2,679	(138)	(5)

Total employee compensation	4,364	4,385	3,976	(21)	–
Premises and equipment	1,343	1,281	1,241	62	5
Restructuring charge	–	(10)	(8)	10	100
Other	1,680	1,522	1,502	158	10
Amortization of intangible assets	203	203	183	–	–

Total	7,590	7,381	6,894	209	3

BMO Financial Group 193rd Annual Report 2010  41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Income Taxes
The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from foreign subsidiaries, as outlined in Note 24 on page 155 of the financial statements.
          Management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.
          The provision for income taxes was $687 million in 2010, compared with $217 million in 2009. The effective tax rate in 2010 was 19.2%, compared with 10.5% in 2009. The higher effective tax rate in 2010 was mainly attributable to proportionately lower income from lower-tax-rate jurisdictions. There were also proportionately lower levels of recoveries of prior years’ income taxes and tax-exempt income.
          BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss on hedging and the unrealized gain or loss on translation of investments in U.S.
operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/ loss is a function of the fluctuations in exchange rates from period to period. Hedging of the investments in U.S. operations has given rise to income tax expense in shareholders’ equity of $206 million for the year, compared with $382 million in 2009. Refer to the Consolidated Statement of Changes in Shareholders’ Equity on page 112 of the financial statements for further details.
          Table 8 on page 99 details the $1,089 million of total net government levies and income tax expense incurred by BMO in 2010. The increase from $581 million in 2009 was primarily due to higher income tax expense.

Transactions with Related Parties
In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.
          Stock options and deferred share units granted to directors, and preferred rate loan agreements for executives relating to transfers we initiate, are discussed in Note 27 on page 159 of the financial statements.

2010 Review of Operating Groups Performance
This section includes an analysis of the financial results of our operating groups and descriptions of their businesses, strategies, strengths, challenges, key value drivers, achievements and outlooks.
Personal and Commercial Banking (P&C) (pages 44 to 50)
Net income was $1,819 million in 2010, an increase of $118 million or 7% from 2009.
Private Client Group (PCG) (pages 51 to 53)
Net income was $470 million in 2010, an increase of $111 million or 31% from 2009.
BMO Capital Markets (BMO CM) (pages 54 to 56)
Net income was $820 million in 2010, a decrease of $53 million or 6% from 2009.
Corporate Services, including Technology and Operations
(page 57)
The net loss was $299 million in 2010, compared with a net loss of $1,146 million in 2009.
Allocation of Results
The basis for the allocation of results geographically and among operating groups is outlined in Note 26 on page 157 of the financial statements. Certain prior-year data has been restated, as explained on the following page, which also provides further information on the allocation of results.

42  BMO Financial Group 193rd Annual Report 2010

Contributions to Revenue, Expenses, Net Income and Average Assets by Operating Group and by Location ($ millions, except as noted)

	Personal and Commercial			Private			BMO			Corporate Services, including			Total
	Banking			Client Group			Capital Markets			Technology and Operations			Consolidated
For the year ended
October 31	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Operating Groups Relative Contribution to BMO’s Performance (%)
Revenue	59.4	62.0	60.1	18.4	18.2	21.0	26.9	27.9	21.3	(4.7)	(8.1)	(2.4)	100	100	100
Expenses	52.8	52.6	52.9	21.2	21.3	22.8	24.0	23.6	23.7	2.0	2.5	0.6	100	100	100
Net income	64.7	95.2	70.5	16.7	20.1	21.5	29.2	48.9	28.7	(10.6)	(64.2)	(20.7)	100	100	100
Average assets	44.7	41.4	43.0	3.6	2.6	2.2	50.4	56.6	56.4	1.3	(0.6)	(1.6)	100	100	100

Total Revenue
Canada	5,741	5,287	4,794	1,818	1,597	1,764	2,028	1,471	1,270	(413)	(641)	(217)	9,174	7,714	7,611
United States	1,513	1,568	1,342	252	241	219	1,035	1,332	861	(161)	(321)	(130)	2,639	2,820	2,292
Other countries	–	–	–	175	174	163	216	286	47	6	70	92	397	530	302

	7,254	6,855	6,136	2,245	2,012	2,146	3,279	3,089	2,178	(568)	(892)	(255)	12,210	11,064	10,205

Total Expenses
Canada	2,945	2,837	2,733	1,362	1,297	1,295	929	890	882	203	206	101	5,439	5,230	5,011
United States	1,065	1,042	915	222	250	237	755	723	627	(67)	(26)	(69)	1,975	1,989	1,710
Other countries	–	–	–	27	22	37	138	131	127	11	9	9	176	162	173

	4,010	3,879	3,648	1,611	1,569	1,569	1,822	1,744	1,636	147	189	41	7,590	7,381	6,894

Net Income
Canada	1,626	1,415	1,153	311	197	305	682	369	424	(83)	(420)	126	2,536	1,561	2,008
United States	193	286	242	17	(6)	(10)	71	363	146	(222)	(753)	(562)	59	(110)	(184)
Other countries	–	–	–	142	168	131	67	141	(2)	6	27	25	215	336	154

	1,819	1,701	1,395	470	359	426	820	873	568	(299)	(1,146)	(411)	2,810	1,787	1,978

Average Assets
Canada	144,839	139,945	134,402	11,371	8,332	5,827	107,414	128,687	105,453	(7,013)	(10,315)	(9,187)	256,611	266,649	236,495
United States	33,106	41,674	36,507	2,340	2,811	2,385	66,443	90,581	87,471	12,445	7,412	2,897	114,334	142,478	129,260
Other countries	–	–	–	503	451	446	27,009	28,926	31,365	17	44	43	27,529	29,421	31,854

	177,945	181,619	170,909	14,214	11,594	8,658	200,866	248,194	224,289	5,449	(2,859)	(6,247)	398,474	438,548	397,609

BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the operating groups quarterly based on their share of expected credit losses. The difference between quarterly charges based on expected credit losses and required quarterly provisions based on actual losses is charged to Corporate Services. The operating group results are presented on an expected credit loss basis.
          The actual specific provision for credit losses for P&C was $1,177 million, comprised of $712 million in P&C Canada and $465 million in P&C U.S., compared with $1,296 million, $664 million and $632 million, respectively, for the 2009 fiscal year. The P&C Canada provision for credit losses of $712 million included credit losses of $203 million related to securitized assets, which are reflected as a reduction of non-interest revenue in Corporate Services under our securitization reporting methodology and are therefore not included in BMO’s $1,049 million of specific provisions. For Private Client Group, the actual specific provision for credit losses was $13 million, compared with $30 million in 2009, and for BMO Capital Markets, the actual specific provision for credit losses for 2010 was $62 million, compared with $389 million in 2009.
          In 2010, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada with offsetting amounts in Corporate Services, and net interest income earned on all securitized mortgage assets is included in P&C Canada net interest income. Previously, net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. These changes do not have a meaningful impact on the earnings of P&C Canada. Results for prior periods have been restated to conform to the current presentation.
          BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes the revenues of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions.
          In 2010, we determined that certain BMO Capital Markets transactions should be reported on a teb. Similar transactions have been reported in prior periods and amounts reported in respect of those transactions in prior periods have been restated to reflect the current basis of reporting, resulting in increases in net interest income, net interest margin and income taxes in BMO Capital Markets, with offsetting amounts reflected in Corporate Services.
          To position our commercial business for growth as the United States emerges from recession, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred their business to P&C U.S. from BMO Capital Markets in the second quarter of 2010. As a result, P&C U.S. assumed $5.4 billion in loans and $3.2 billion in deposits, with results for prior periods restated to reflect the transfer.

BMO Financial Group 193rd Annual Report 2010  43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Personal and Commercial Banking (Canadian $ in millions, except as noted)

	P&C Canada					P&C U.S.					P&C
				Change					Change					Change
	Fiscal	Fiscal	Fiscal	from 2009		Fiscal	Fiscal	Fiscal	from 2009		Fiscal	Fiscal	Fiscal	from 2009
As at or for the year ended October 31	2010	2009	2008	$	%	2010	2009	2008	$	%	2010	2009	2008	$	%

Net interest income (teb)	4,164	3,811	3,428	353	9	1,092	1,220	997	(128)	(11)	5,256	5,031	4,425	225	4
Non-interest revenue	1,666	1,476	1,366	190	13	332	348	345	(16)	(4)	1,998	1,824	1,711	174	10

Total revenue (teb)	5,830	5,287	4,794	543	10	1,424	1,568	1,342	(144)	(9)	7,254	6,855	6,136	399	6
Provision for credit losses	502	387	341	115	30	124	92	63	32	35	626	479	404	147	31
Non-interest expense	2,978	2,837	2,733	141	5	1,032	1,042	915	(10)	(1)	4,010	3,879	3,648	131	3

Income before income taxes	2,350	2,063	1,720	287	14	268	434	364	(166)	(38)	2,618	2,497	2,084	121	5
Income taxes (teb)	706	648	567	58	9	93	148	122	(55)	(37)	799	796	689	3	–

Net income	1,644	1,415	1,153	229	16	175	286	242	(111)	(39)	1,819	1,701	1,395	118	7

Amortization of acquisition-related intangible assets (after tax)	5	4	3	1	25	20	28	27	(8)	(29)	25	32	30	(7)	(22)

Cash net income	1,649	1,419	1,156	230	16	195	314	269	(119)	(38)	1,844	1,733	1,425	111	6

Net economic profit											1,117	953	739	164	17
Return on equity (%)											27.6	23.6	22.3		4.0
Cash return on equity (teb) (%)											28.0	24.1	22.8		3.9
Cash operating leverage (%)	5.4	6.6	(2.0)		nm	(9.3)	2.3	(7.0)		nm	2.2	5.4	(3.1)		nm
Productivity ratio (teb) (%)	51.1	53.7	57.0		(2.6)	72.5	66.5	68.1		6.0	55.3	56.6	59.5		(1.3)
Cash productivity ratio (teb) (%)	51.0	53.6	57.0		(2.6)	70.8	64.3	65.6		6.5	54.9	56.0	58.9		(1.1)
Net interest margin on earning assets (%)	2.95	2.82	2.63		0.13	3.62	3.13	2.89		0.49	3.07	2.89	2.69		0.18
Average common equity											6,404	6,975	6,002	(571)	(8)
Average earning assets	141,069	134,985	130,165	6,084	5	30,149	38,933	34,490	(8,784)	(23)	171,218	173,918	164,655	(2,700)	(2)
Average loans and acceptances	143,034	136,698	131,591	6,336	5	25,737	33,646	30,529	(7,909)	(24)	168,771	170,344	162,120	(1,573)	(1)
Average deposits	98,945	95,953	86,122	2,992	3	26,178	29,726	22,298	(3,548)	(12)	125,123	125,679	108,420	(556)	–
Assets under administration	22,740	24,513	23,502	(1,810)	(7)	55,957	47,375	65,027	8,582	18	78,697	71,888	88,529	6,772	9
Assets under management	–	–	–	–	–	805	–	–	805	nm	805	–	–	805	nm
Full-time equivalent employees	16,377	15,950	16,493	427	3	4,460	3,932	4,386	528	13	20,837	19,882	20,879	955	5

nm – not meaningful

P&C U.S. Selected Financial Data (US$ in millions)

As at or for the year ended October 31

Total revenue (teb)						1,367	1,342	1,301	25	2
Non-interest expense						991	895	883	96	11
Net income						168	243	236	(75)	(31)
Cash net income						186	266	263	(80)	(30)
Average earning assets						28,910	33,289	33,319	(4,379)	(13)
Average loans and acceptances						24,679	28,754	29,492	(4,075)	(14)
Average deposits						25,112	25,388	21,591	(276)	(1)

44  BMO Financial Group 193rd Annual Report 2010

Personal and Commercial Banking Canada

We serve more than seven million customers, offering a full range of products and services. These include solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a full suite of commercial products and financial advisory services. We provide our customers with an integrated network of BMO Bank of Montreal branches, telephone banking, online banking and automated banking machines, along with the expertise of our mortgage specialists and financial planners.

“We are delivering strong results by differentiating our business from our competitors, with a clear focus on one vision and one brand promise that both start with the customer.”

Frank Techar
President and Chief Executive Officer
Personal and Commercial Banking Canada
Strengths and Value Drivers
•	Strong competitive position in commercial banking, reflected in our number two ranking in market share for business loans of $5 million and less.

•	Largest MasterCard issuer in Canada, as measured by transaction volumes, and one of the top commercial card issuers in North America.

•	Highly experienced team of senior account managers in upper mid-market commercial banking, offering integrated products and services that are driving high customer loyalty scores in the segment.

•	Strong and consistently applied credit risk management practices that provide customers with reliable access to appropriate financing solutions in all economic conditions.

•	Rigorous performance management system, encompassing planning, tracking, assessment and coaching.
Challenges
•	Uncertainty regarding the strength of the economic recovery is expected to affect demand for some products and services.

•	Increased pace of change and innovation offers customers access to an array of products and services from competitors.

•	Demand continues to grow for resources to meet regulatory, compliance, information security and fraud management requirements.

Our Lines of Business
Personal Banking provides financial solutions for everyday banking, financing, investing and creditor insurance needs. We serve approximately 20% of Canadian households.
Commercial Banking provides our small business, medium-sized enterprise and mid-market banking clients with a broad range of banking products and services.
Cards and Payments Services offers flexible, secure payment options to our customers, along with a comprehensive and industry-leading suite of rewards, including AIR MILES reward miles and our newly launched BMO ELITE Rewards Program.

Our Strategies
We aim to succeed in the Canadian market through the quality and consistency of our customer experience and through the productivity of our sales and distribution network.
Our Path to Differentiation
•	Excel at sales leadership and performance management.

•	Leverage customer insights to develop offers and drive marketing program results.

•	Focus investments and allocate resources to capitalize on the highest-value sales and distribution opportunities.

•	Redesign core processes and leverage technology to improve the customer experience, free up front-line capacity and reduce operating costs.

•	Build best-in-class human resources capabilities and develop strong line leaders.

Key Performance Metrics and Drivers	2010	2009	2008

Net income growth (%)	16.2	22.7	3.9
Revenue growth (%)	10.3	10.3	4.8
Operating leverage (%)	5.4	6.5	(1.8)
Personal banking revenue ($ millions)	2,777	2,546	2,344
Personal loan growth (%) (1)	4.8	4.6	5.7
Personal deposit growth (%)	0.4	14.6	4.3
Commercial banking revenue ($ millions)	1,640	1,500	1,376
Commercial loan growth (%) (1)	2.0	1.6	9.7
Commercial deposit growth (%)	9.2	4.9	6.4
Cards revenue ($ millions)	1,413	1,241	1,074
Cards loan growth (%)	15.4	6.5	13.8
Employee engagement index (%) (2)	75	75	73

(1)	Includes current consumer loans and mortgages, acceptances and securitized loans.

(2)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.
Caution
This Personal and Commercial Banking Canada section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 193rd Annual Report 2010  45

MANAGEMENT’S DISCUSSION AND ANALYSIS

2010 Group Objectives and Achievements
Continue to enhance the customer experience and create a differentiated position in the Canadian market.
•	Employees are aligned behind one vision and one brand promise, both centred on providing our customers with a great experience. 98% of employees participating in this year’s employee survey indicated that they understand how their work aligns with our vision of being the bank that defines great customer experience.

•	Continued to renew our leadership base to improve the customer experience. Approximately 55% of executives were appointed to their current roles within the past three years and all P&C Canada executives participated in an advanced leadership development program.

•	Rolled out training to our front-line employees geared to improving the quality and consistency of their conversations with customers, which is driving higher growth in both personal and commercial banking revenues. Overall, we invested $35 million in training and development.
Leverage improvements in our performance management system to deliver stronger revenue growth and greater customer loyalty.
•	Revenue grew by 10% to $5.8 billion and customer loyalty improved.

•	Enhanced our performance management system to motivate and reward employees based on targets that are clearly linked to improved financial performance and customer loyalty. Sales force productivity improved by 11% over the prior year.
Launch attractive and compelling new offers that drive results.
•	Responding to customer insights, we introduced offers that bring clarity to financial decisions, including the Low-Rate Mortgage, BMO SmartSteps for Business and BMO Business Bundles.

•	Maintained our focus on the Canadian agriculture segment, providing rate leadership with our AgriInvest solution.

•	Made good progress in growing our profitable payments business by introducing our BMO World Elite MasterCard, entering into an exclusive strategic credit card relationship with Sobeys in Canada and acquiring the Diners Club North American franchise, which more than doubled our corporate card business.
Improve productivity of our sales and distribution network.
•	Strengthened our network, opening and upgrading a total of 27 branches, and launched an innovative new branch format designed to encourage great conversations with our customers.

•	Added to our specialized sales force, increasing our mortgage specialists by 31% and our financial planners by 14%.

•	Improved online capabilities, providing our customers with more information and making it easier for them to manage their finances. We ranked third among the public websites of the six largest Canadian banks as evaluated by an independent research firm in Forrester Research, Inc.’s 2010 Canadian Bank Public Web Site Ranking (April 2010).

•	Started the move and consolidation of 1,700 personal, commercial, credit card and collections call centre agents and their support teams into a state-of-the-art building in the Toronto area, better positioning us to deliver a seamless customer experience.
Redesign core processes and technologies to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.
•	Improved and simplified more than 100 branch processes.

•	Significantly reduced the in-branch reporting burden, and we are now automating the remaining in-branch reporting.

•	Re-engineered key end-to-end processes in personal lending, retail investments and commercial lending, and streamlined our sales processes for lending and investments.

2011 Group Objectives
•	Continue to enhance the customer experience and create a differentiated position in the Canadian market.

•	Launch attractive and compelling new offers that drive results.

•	Improve productivity of our sales and distribution network.

•	Continue the redesign of core processes and technologies to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.

46  BMO Financial Group 193rd Annual Report 2010

Canadian Business Environment and Outlook
The Canadian economy emerged from recession in the summer of 2009. The recovery was supported by broad-based growth in consumer and government spending, residential construction, exports and, more recently, business investment. Residential mortgage balance growth was strong in the first half of 2010, as homebuyers entered the market ahead of the introduction of the Harmonized Sales Tax in Ontario and British Columbia. However, residential mortgage growth eased in the second half due to higher interest rates and tighter mortgage rules. Retail operating deposits grew rapidly in 2009 and the first half of 2010, reflecting unwillingness to lock up savings in low-interest, fixed-term accounts. Rising interest rates encouraged savers to move back to fixed-term deposits in the second half of 2010. In commercial banking, deposit growth was strong, reflecting an upturn in profits and cash flows. Commercial loan growth slowed sharply in 2009 and into 2010, initially reflecting the significant decline in business investment in
2009 and then tighter lending standards, but has shown recent signs of improvement.
          Looking forward to 2011, we anticipate that the recovery will continue at a moderate rate. Financial product performance will likely reflect the moderate rate of growth. In personal banking, deposit growth is expected to be dampened by relatively slow growth in personal income and a redeployment of deposits into equities and longer-term mutual funds. Housing sales are expected to continue their slow decline from previous record highs. As a result, growth in residential mortgage balances is expected to slow in 2011. In commercial banking, demand for non-residential mortgages and business loans should experience an upturn as the recovery in business investment gathers steam in 2011. Business deposit growth is expected to slow in 2011, as businesses deploy funds currently held as liquid assets.

P&C Canada Financial Results
P&C Canada net income was $1,644 million, up $229 million or 16% from a year ago.
          Revenue increased $543 million or 10% to $5,830 million, driven by volume growth in most products and improvements in net interest margin, as well as the impact of the inclusion of ten months of the results of the Diners Club business in the current year. Net interest margin was 2.95%, 13 basis points higher than in the prior year. The increase was largely driven by actions taken in 2009 to mitigate the impact of rising long-term funding costs, improvement in the spreads on deposit products from the unusually low levels of a year ago and higher volumes in more-profitable products.
          In our personal banking business, revenue increased $231 million or 9.0%. The increase was driven by volume growth in personal lending products, improved net interest margin and higher revenue from our mutual fund products.
          In our commercial banking segment, revenue increased $140 million or 9.4%. The increase was attributable to volume growth in loans and deposits, higher loan and deposit fees and mark-to-market investment securities losses in the prior year.
          Cards and payment services revenue increased $172 million or 14%. The increase was attributable to growth in account balances and the $114 million impact of the inclusion of the results of the Diners Club business in the current year, partially offset by lower card fees.
          Non-interest expense was $2,978 million, up $141 million or 4.9% due to higher initiatives costs, the $45 million impact of the inclusion of the results of the Diners Club business in the current year and higher employee-related costs. Our cash productivity ratio improved 260 basis points to 51.0%, as revenue growth outpaced expense growth.

BMO Financial Group 193rd Annual Report 2010  47

MANAGEMENT’S DISCUSSION AND ANALYSIS
Personal and Commercial Banking U.S.

We serve nearly 1.3 million customers, working together with other Harris and BMO businesses in select U.S. Midwest markets to deliver clarity to our customers in the form of simplicity, guidance and financial know-how. Our retail and small business customers are served through 312 branches, an award-winning call centre, online banking and more than 880 automated banking machines. We deliver financial expertise to our commercial banking customers through a full range of lending products, in-depth specific industry knowledge and strategic capital markets solutions.

“Our focus is on customers and their experience at Harris. We have a position in the market that is differentiated and supports long-term, profitable growth.”

Ellen Costello
President and Chief Executive Officer
Personal and Commercial Banking U.S.
and Harris Financial Corp.
Strengths and Value Drivers
•	A rich heritage of more than 125 years in the U.S. Midwest with the established Harris brand, a commitment to service excellence as demonstrated by our strong customer loyalty scores and a history of playing an active role in our customers’ local communities.

•	A comprehensive and increasingly integrated distribution network, supported by a differentiated customer experience.

•	A large-scale, relationship-based commercial banking business based in the U.S. Midwest, with in-depth industry knowledge in select sectors.

•	Strong working relationships with our partners in Private Client Group and BMO Capital Markets.

•	Ability to leverage the capabilities and scale of BMO Financial Group.
Challenges
•	The economic outlook continues to be uncertain, with relatively slow improvement and modest expectations for increased loan demand in 2011.

•	Regulatory oversight has become increasingly complex with the advent of new regulations and compliance requirements.

•	Market dynamics remain competitive, as banks compete aggressively on pricing for both loans and deposits to maintain and increase market share.

Our Lines of Business
Personal Banking offers a full range of products and services to consumers and small businesses, including deposit and investment services, mortgages, consumer credit, small business lending and other banking services. We rank second in deposit market share in the Chicago area and have a significant presence in the other markets where we compete.
Commercial Banking provides mid-sized businesses with a broad range of banking products and services, including lending, deposits, treasury management and risk management. Segments of focus are business banking, corporate finance, diversified industries, financial institutions, food and consumer and commercial real estate. We also offer wealth management and investment banking services through our partners in Private Client Group and BMO Capital Markets.

Our Strategies
•	Focus on acquiring new customers while capitalizing on attractive merger and acquisition opportunities.

•	Build the leading U.S. Midwest commercial bank, focused on acquiring and retaining high-quality clients.

•	Improve the effectiveness of our distribution capabilities, responding to evolving customer expectations.

•	Partner with Private Client Group to grow the wealth management business within our customer base.

•	Drive individual and team productivity through rigorous performance and talent management.
Our Path to Differentiation
•	A customer-focused culture centred on understanding and responding to our customers’ most important financial needs.

•	A one-team mindset that brings the entire organization’s capabilities to our customers.

•	Effective sales management and leadership that drive our sales and service employees to excel.

•	A disciplined, transparent performance management system that supports our business objectives, motivates employees and rewards top performance.

•	A strong brand signifying strength, stability and helpfulness.

Key Performance Metrics and Drivers	2010	2009	2008*

Average US$ loan growth (%) (1)	(14.1)	(2.4)	10.8
Average US$ deposit growth (%)	(1.1)	17.6	8.4
Operating leverage (US$) (%)	(8.9)	1.8	(6.7)
Core operating leverage (US$) (%) (2)	(4.5)	1.9	3.4
Number of branches	312	280	281
Personal Banking Net Promoter Score (3)	40	43	42
Serviced mortgage portfolio growth (%)	5.6	13.3	39.7
Employee engagement index (4)	71	74	74

(1)	Based on current loans.

(2)	Excludes the impact of impaired loans, Visa and acquisition integration.

(3)	A measure of the strength of customer loyalty. Commercial Banking does not have a comparable measure on a consolidated basis.

(4)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.

*	Loan and deposit growth and operating leverage in fiscal 2008 have not been restated for the impact of the 2010 portfolio transfer from BMO Capital Markets to P&C U.S.
Caution
This Personal and Commercial Banking U.S. section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

48  BMO Financial Group 193rd Annual Report 2010

2010 Group Objectives and Achievements
Maintain strong customer loyalty.
•	Grew our business by deepening relationships with existing customers and attracting new ones. Harris received a Metro Chicago 2010 TNS Choice Award, recognition of our success in establishing strong client relationships and offering the best customer-focused solutions.

•	Employees are aligned behind one vision. 95% of employees in this year’s employee survey indicated that they understand how their work aligns with our vision and 86% think that Harris offers something distinctive in the marketplace.

•	Our focus on the customer experience has resulted in historically strong retention rates that are among the highest in the industry.

•	Our Commercial Banking team won several awards from Greenwich Associates, recognizing excellence in our Mid-Market and Small Business segments as well as our Treasury Management group.
Improve financial performance by growing revenue and effectively managing costs.
•	Continued to renew leadership talent to improve our capabilities and performance focus. Over 60% of leaders have new or broadened roles over the past two years.

•	Revenue grew almost 2% to $1.4 billion, reflecting improved net interest margin, primarily due to improved loan spreads and revenue from the Rockford transaction, despite the impact of impaired loans, lower commercial loan balances and deposit spread compression in a difficult economic environment.

•	Core deposits, which includes chequing, savings and certain money market accounts, grew by more than 15%, excluding the Rockford transaction, reflecting the success of our sales efforts.

•	Expenses were unchanged excluding the impact of the Rockford transaction and impaired loans, changes in the Visa litigation accrual and valuation adjustments on our serviced mortgage portfolio.
Optimize our integrated distribution network and build our base of core households through organic expansion.
•	Households using online banking and bill payment services increased 9.7% and 16.2%, respectively, with new customers representing approximately 80% of new online banking households.

•	Consistent with our focus on the customer experience across all of our channels, for the second consecutive year, Harris Contact Center was certified as a Center of Excellence by BenchmarkPortal, a recognized leader in benchmarking and certifying contact centres.
•	Integrated our existing ABM platform with BMO’s platform in 2010, leveraging BMO’s scale to operate more effectively and enable better capabilities.
Capitalize on our leadership position in the Chicago area and increase our presence and visibility in all other markets where we compete.
•	Harris’ deposit market share grew by 35 basis points, maintaining our number two ranking in personal deposit market share in the Chicago metropolitan market, while some larger banks lost market share and overall market deposit levels fell.

•	Increased the scale of our commercial bank by transferring select U.S. mid-market clients from BMO Capital Markets to better serve them and accelerate our Commercial Banking growth strategy.

•	Acquired certain assets and liabilities of a Rockford, Illinois-based bank in an FDIC-assisted transaction and successfully integrated its operations into Harris. This was an excellent strategic fit that accelerated our growth strategy, adding quality locations, a good customer base and new key markets in northern Illinois and southern Wisconsin.

•	Increased our share of voice, a measure of marketing visibility, from 10% in 2009 to 14% in 2010.

•	In personal banking, we developed Harris Helpful Steps, five simple steps to help our customers make sense of their money.

•	Launched an integrated marketing campaign to position Harris as a leader in commercial banking.

2011 Group Objectives
•	Maintain strong customer loyalty.

•	Improve financial performance by growing revenue through sales productivity, effectively managing costs and continuing to optimize our distribution network.

•	Increase the level of profitable customer acquisition to complement our high customer retention rates.

•	Establish a commercial banking leadership position and drive growth in sectors in which we have expertise and the opportunity to grow market share.
BMO Financial Group 193rd Annual Report 2010  49

MANAGEMENT’S DISCUSSION AND ANALYSIS
U.S. Business Environment and Outlook
     Chicago’s financial services marketplace remains one of the most fragmented in the United States, with approximately 230 deposit-taking institutions. Harris and the two other largest banks in the Chicago area have together held only 25% to 37% of the personal and commercial deposit market since 1997. The Chicago area remains a highly contested market because of the growth opportunities presented by this fragmentation. Competitors are attempting to capture market share through acquisitions, aggressive pricing and continuous investment in their brands. Since November 1, 2009, there have been 15 bank failures in the Chicago area. The 2010 competitive dynamic has shifted with further consolidation of the market due in large part to FDIC-assisted transactions. P&C U.S. has participated in this consolidation, acquiring certain assets and liabilities of a Rockford, Illinois-based bank in an FDIC-assisted transaction.
          We expect the U.S. Midwest economy to show a modest improvement in 2011, consistent with the broader U.S. economy, led by a business recovery. Consumer and business loan demand should improve slowly as credit availability increases. Low home prices will likely continue to dampen demand for home equity loans, but low interest rates and rising employment should increase demand for residential mortgages. Consumer spending began to recover in 2010 and is expected to increase at a measured pace in 2011. Business investment in machinery and equipment rebounded in 2010 and should continue to advance at a brisk pace in 2011. However, non-residential construction continued to slump in 2010, and will likely remain weak in 2011, given high vacancy rates for commercial and industrial properties.
          In 2011, we plan to continue to grow organically by embedding customer acquisition into our sales culture, providing compelling product offerings, becoming a commercial banking leader in the U.S. Midwest and leveraging our brand. We will strive to improve our financial performance by continuing to focus on revenue growth and effectively managing costs. By bringing clarity to our customers in the form of simplicity, guidance and know-how, we will continue to enhance our reputation as a strong, stable and customer-focused bank.

P&C U.S. Financial Results
P&C U.S. net income decreased $111 million or 39% from the prior year to $175 million. On a U.S. dollar basis, net income was $168 million, down $75 million or 31% from the prior year. Amounts in the rest of this section are expressed in U.S. dollars.
          On a basis that adjusts for the impact of impaired loans, changes in the Visa litigation accrual and acquisition integration costs, net income was $237 million, down $50 million or 17% from results of a year ago on a comparably-adjusted basis. On this adjusted basis, the cash productivity ratio was 64.2%, compared with 70.8% on a reported basis.
          Late in the second quarter of 2010, we acquired certain assets and liabilities of a Rockford, Illinois-based bank from the Federal Deposit Insurance Corporation (FDIC). The transaction increased revenue by $42 million and expenses by $59 million (including acquisition integration costs of $19 million) and decreased net income by $10 million. The acquisition provides an excellent strategic fit that accelerates our growth strategy, adding quality locations and a good customer base and expanding our branch network into new key markets in northern Illinois and southern Wisconsin, where we already have a strong and growing commercial banking presence.
          Revenue of $1,367 million was $25 million or 1.8% higher in 2010. Adjusting results in both years for the impact of the Rockford transaction and the impact of impaired loans, revenue decreased $27 million or 2.0% as the effect of loan spread improvement was more than offset by a reduction in commercial loan balances, caused by lower client utilization, and deposit spread compression.
          Non-interest expense of $991 million increased $96 million or 11%. Adjusting costs in both years for the impact of the operating and integration costs arising from the Rockford transaction, increases in impaired loan costs, changes in the Visa litigation accrual and a valuation adjustment on our serviced mortgage portfolio related to lower long-term interest rates, non-interest expense increased $3 million or less than 1%.
          To position our commercial business for growth as the United States emerges from recession, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred their business to P&C U.S. from BMO Capital Markets in the second quarter of 2010. As a result, P&C U.S. assumed $5.4 billion in loans and $3.2 billion in deposits, with results for prior periods restated to reflect the transfer.

50  BMO Financial Group 193rd Annual Report 2010

Private Client Group

Private Client Group (PCG), BMO’s group of wealth management businesses, serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional markets, with a broad offering of wealth management products and solutions. PCG operates in both Canada and the United States, as well as in China and the United Kingdom.

“We are helping our clients reach their goals by providing clarity on financial matters, creating innovative solutions and delivering financial and retirement planning expertise.”

Gilles Ouellette
President and Chief Executive Officer
Private Client Group
Strengths and Value Drivers
•	A planning and advice-based approach that integrates investments, insurance, specialized wealth management and core banking solutions.

•	A team of highly skilled wealth professionals committed to providing a great client experience.

•	Brand prestige, recognition and trust.

•	Strong national presence in Canada, as well as strategic positioning in select high-growth U.S. and emerging wealth management markets.

•	Access to BMO’s broad client base and distribution network in Canada and the United States.

•	A culture of innovation focused on achieving competitive advantage.
Challenges
•	Evolving client needs based on changing demographics and rapidly advancing technology.

•	Increased regulatory complexity requiring proactive engagement and oversight.

•	Erosion of consumer confidence in market performance.

•	Competition for top talent.

Our Lines of Business
Full-Service Investing operates as BMO Nesbitt Burns to offer comprehensive, client-focused investment and wealth advisory services, leveraging strong financial planning capabilities, a broad range of internal and external partnerships and highest-quality products.
Self-Directed Investing operates as BMO InvestorLine. We understand and anticipate our clients’ needs and offer a range of tools to help self-directed investors plan, research and manage investing decisions in their own way.
Private Banking operates as BMO Harris Private Banking in Canada and Harris Private Bank in the United States. We deliver a planning and advice-based value proposition to high net worth and ultra-high net worth clients, offering a comprehensive range of services.
Retail Investments operates as BMO Mutual Funds, BMO Guardian Funds and Group Retirement Services, and includes our joint venture with the mutual fund company Fullgoal (China). Our Funds businesses offer clients innovative investment solutions across a range of channels. Our Group Retirement Services business provides record-keeping and administrative services for defined contribution pension plans.

Our Strategies
Our vision is to be the wealth management solutions provider that defines great client experience. Our strategy is to strengthen and build our client- focused wealth management offering and invest for future growth. Our priorities include:
•	Strengthening our client-focused wealth offering by focusing on our clients’ holistic wealth management needs and delivering best-in-class financial products and services.

•	Building collaboratively by expanding our client offering through effective partnering across BMO Financial Group.

•	Selectively investing for future growth through acquisitions, expanding our offering and widening our geographic reach.
Our Path to Differentiation
•	Deliver a personalized financial planning experience to our clients.

•	Build a culture of innovation.

•	Attract, develop and retain superior talent.

Key Performance Metrics and Drivers	2010	2009	2008

Increase (decrease) in assets under
management and administration (%)	12.7	7.5	(13.7)
Increase in full-time employees (%)	4.9	1.7	3.7
Employee engagement index (%) (1)	75	74	75

Performance measures exclude the impact of businesses sold or transferred and the impact of changes in the Canadian/U.S. dollar exchange rate.

(1)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.
BMO Asset Management operates in Canada, the United States and the United Kingdom, providing the highest standard of investment management services.
BMO Insurance operates as two businesses: BMO Life Insurance, which focuses on creditor insurance, and BMO Life Assurance, which concentrates on life insurance and annuity products and services.
Caution
This Private Client Group section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 193rd Annual Report 2010  51

MANAGEMENT’S DISCUSSION AND ANALYSIS
2010 Group Objectives and Achievements
Continue to differentiate PCG by delivering a great client experience that is anchored in financial and retirement planning.
•	Delivered a planning-based client experience and improved sales efficiency with enhanced financial planning and investment advisor tools and comprehensive financial planning client materials.

•	Delivered an innovative program (Take Charge of Your Retirement) that motivates clients to think about how their financial and non-financial retirement goals are linked.

•	Increased retirement planning training across our sales force to ensure we remain competitive in this important market, add value for our clients and drive business results.
Innovate in the design and delivery of our products and services.
•	Expanded our Exchange Traded Funds (ETF) family of lower-cost and risk-diversifying investment products to provide our clients with greater access to innovative and industry-leading investment products and solutions. We now offer 30 funds, as well as strategic ETF Portfolios, as part of our managed solutions program for retail customers.

•	Strengthened BMO InvestorLine’s capabilities and delivered an enhanced online experience with improved functionality and educational materials.

•	Effectively integrated and expanded our insurance businesses, and streamlined related sales processes and applications.
Maintain our high level of internal collaboration and continue to leverage the full range of our wealth management businesses to better meet client needs.
•	Developed an integrated wealth management approach in U.S. retail branches to better serve the mass affluent and high net worth client segments.

•	Created joint deal teams across full-service investing, private banking, retail and commercial banking and insurance to better address the complex financial needs of our clients.

•	Increased referral volumes across BMO Financial Group to ensure our clients’ specific wealth management needs are addressed seamlessly.

•	Strengthened asset management capabilities to drive scale and focus on new external mandates.

•	Leveraged core capabilities in China by building a strong foundation for future business opportunities, and actively participated in BMO’s incorporation activities there.

2011 Group Objectives
•	Deliver a great client experience with a strong focus on financial planning.

•	Leverage our high level of internal collaboration across wealth management businesses and BMO Financial Group.

•	Invest for future growth by focusing on innovative products and services and widening our geographic reach.

52  BMO Financial Group 193rd Annual Report 2010

Private Client Group Business Environment and Outlook
There was modest growth in the Canadian and U.S. economies in 2010. Stronger equity markets contributed to growth in our asset levels and related fee-based revenues. Net interest income grew moderately, constrained by historically low interest rates but benefiting from increased cash holdings as some clients held liquid assets while waiting for markets to stabilize. The general decline in long-term interest rates had a negative impact on our insurance results as low rates resulted in an increase in policyholder liabilities.
          The Canadian economy is expected to grow modestly in 2011, supported by relatively low interest rates and firmer commodity prices.
The U.S. economy is also expected to grow at a slow pace. Given this backdrop, it is likely that monetary authorities in both Canada and the United States will keep interest rates low for the foreseeable future. This low rate environment will continue to pressure net interest income. Our asset levels should improve as capital markets in both countries are expected to continue to strengthen along with the economy and business confidence.
          We see the North American wealth management industry continuing to grow over the longer term, supported by changing demographics particularly in the retirement and high net worth sectors.

Private Client Group Financial Results
Private Client Group net income of $470 million increased $111 million or 31% in 2010 from the previous year. PCG net income, excluding the insurance business, was $306 million, up $118 million or 62%. Results a year ago included a charge of $17 million ($11 million after tax) related to the decision to assist some of our U.S. clients by purchasing auction-rate securities from their accounts in the weak capital markets environment. Insurance net income was $164 million, down $7 million or 3.6% from the previous year. Insurance results a year ago included a $23 million recovery of prior periods’ income taxes.
          Revenue of $2,245 million increased $233 million or 12%. The increase reflected revenue growth across all of our businesses. Revenue growth in PCG, excluding insurance, was driven by an 11% (13% in source currency) improvement in client assets under management and administration. Insurance revenue increased due to higher premiums and the inclusion of a full year’s results of BMO Life Assurance, acquired late in the second quarter of 2009. This was partially offset by the effects of unfavourable market movements on policyholder liabilities. Net interest income increased primarily due to volume growth in our brokerage and private banking businesses, partially offset by spread compression in our brokerage businesses. The weaker U.S. dollar reduced revenue by $33 million or 1.6%.
          Non-interest expense of $1,611 million increased $42 million or 2.6%, primarily due to higher revenue-based costs, in line with improved performance. The inclusion of a full year’s results of BMO Life Assurance also contributed to expense growth. The weaker U.S. dollar reduced expenses by $25 million or 1.6%. Expense growth was significantly lower than revenue growth, reflecting our continuing focus on expense management. This resulted in cash operating leverage of 9.1%. The cash productivity ratio improved by 630 basis points.
          U.S. operations recorded net income of US$16 million in 2010, compared with a net loss of US$4 million in 2009. Revenue increased 16% and expenses were relatively unchanged, reflecting effective expense management initiatives. Results a year ago included a US$9 million after-tax charge related to the decision to assist our U.S. clients.
Private Client Group (Canadian $ in millions, except as noted)

		Change from 2009
As at or for the year ended October 31	2010	2009	2008	$	%

Net interest income (teb)	365	353	376	12	3
Non-interest revenue	1,880	1,659	1,770	221	13

Total revenue (teb)	2,245	2,012	2,146	233	12
Provision for credit losses	7	5	4	2	39
Non-interest expense	1,611	1,569	1,569	42	3

Income before income taxes	627	438	573	189	43
Income taxes (teb)	157	79	147	78	98

Net income	470	359	426	111	31

Amortization of acquisition-related intangible assets (after tax)	6	3	4	3	100

Cash net income	476	362	430	114	31

Net economic profit	342	232	308	110	47
Return on equity (%)	37.4	29.4	37.9		8.0
Cash return on equity (teb) (%)	37.9	29.7	38.3		8.2
Cash operating leverage (%)	9.1	(6.3)	(5.5)		nm
Productivity ratio (teb) (%)	71.8	78.0	73.1		(6.2)
Cash productivity ratio (teb) (%)	71.5	77.8	72.9		(6.3)
Net interest margin on earning assets (%)	2.81	3.34	4.78		(0.53)
Average earning assets	12,981	10,567	7,855	2,414	23
Average loans and acceptances	7,768	7,454	6,726	314	4
Average deposits	16,467	14,605	11,382	1,862	13
Assets under administration	160,323	139,446	131,289	20,877	15
Assets under management	103,534	99,128	99,428	4,406	4
Full-time equivalent employees	4,837	4,611	4,531	226	5

nm – not meaningful
U.S. Business Selected Financial Data (US$ in millions)

				Change from 2009
As at or for the year ended October 31	2010	2009	2008	$	%

Total revenue (teb)	243	208	217	35	16
Non-interest expense	213	215	230	(2)	(1)
Net income	16	(4)	(6)	20	+ 100
Average earning assets	2,077	2,251	2,142	(174)	(8)
Average loans and acceptances	1,877	2,106	2,120	(229)	(11)
Average deposits	1,328	1,196	1,155	132	11

BMO Financial Group 193rd Annual Report 2010  53

MANAGEMENT’S DISCUSSION AND ANALYSIS
BMO Capital Markets

BMO Capital Markets provides a full range of products and services to help corporate, institutional and government clients achieve their ambitions. From 26 offices on five continents, including 14 in North America, BMO Capital Markets draws on expertise in areas including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, merchant banking, securitization, treasury and market risk management, foreign exchange, derivatives, debt and equity research and institutional sales and trading.

 “Our clients remain at the core of our long-term strategy, and our performance and progress in fiscal 2010 demonstrate that we have the right plan in place to deliver.”

Tom Milroy
Chief Executive Officer
BMO Capital Markets
Strengths and Value Drivers
•	Diversified, dynamic portfolio of businesses that supports our well-established franchise.

•	North American expertise providing an integrated cross-border market experience, combined with select strategic presence internationally.

•	Expertise and leadership in targeted sectors and products such as the Natural Resources sector and Retail Investor Products.

•	Top-tier equity research, sales and trading capabilities.

•	Significant North American investment and corporate banking presence.
Challenges
•	Evolving regulatory requirements.

•	Ongoing market volatility and economic uncertainty.

Our Lines of Business
Investment and Corporate Banking services include strategic advice and execution on mergers and acquisitions, restructurings and recapitalizations, as well as valuation and fairness opinions. We provide capital-raising services through debt and equity underwriting as well as a full range of loan and debt products, balance sheet management solutions and treasury management services. In support of our clients’ international business activities, we offer trade finance and risk mitigation services. We also provide a wide range of banking and other operating services to North American and international financial institutions.
Trading Products services include sales, trading and research activities. We offer integrated debt, foreign exchange, interest rate, credit, equity, securitization and commodities solutions to institutional, commercial and retail clients. In addition, we provide new product development, proprietary trading and origination services to our clients. We also supply efficient funding and liquidity management to our clients, including BMO Financial Group.

Our Strategies
•	Build out our distribution platform, primarily in the United States, to create a more focused and integrated capital markets business.

•	Align capital and capabilities to client opportunity with a focus on core clients, a diversified, dynamic portfolio of businesses and strong risk management capabilities.

•	Focus on strategic sectors, while building the capability to further extend BMO Capital Markets’ offering.
Our Path to Differentiation
•	A successful, stable and trustworthy North American universal banking model.

•	Leading expertise and relationships in strategic sectors and products (such as the Natural Resources sector and Research and Structured Products) that facilitate client acquisition.

•	In the United States, a unique opportunity to capitalize on reduced competition from full-service banks in the mid-capitalization space, serving these clients with an integrated offer and strong balance sheet.

•	Strong risk management practices, facilitating optimal risk/return balance.

Key Performance Metrics and Drivers	2010	2009	2008

Trading Products revenue ($ millions)	2,040	2,018	1,020
Investment and Corporate Banking revenue ($ millions)	1,239	1,071	1,158
Equity underwriting participation (deals) (1)	213	226	140
Debt underwriting participation (deals) (1)	134	115	121
Average loans and acceptances ($ billions) (2)	25.4	34.9	30.8
Canadian equity research ranking (3)	#2	#1	#1
Employee engagement index (%) (4)	71	70	66

(1)	Canadian corporate issuers in North America.

(2)	Based on current loans.

(3)	Brendan Wood International survey.

(4)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.
Caution
This BMO Capital Markets section contains forward-looking statements.
Please see the Caution Regarding Forward-Looking Statements.

54  BMO Financial Group 193rd Annual Report 2010

2010 Group Objectives and Achievements
Increase our focus on core profitable clients.
•	Strengthened capabilities in the United States, including refocusing our business on core clients, appointing a new head of U.S. Investment and Corporate Banking and hired strategically across the business to position us for future growth.

•	Established a cross-functional coverage approach in both Canada and the United States, driven by a robust client prioritization process.
Better serve clients by creating a more integrated capital markets business.
•	Expanded and strengthened our overall distribution capabilities to create an integrated North American platform through initiatives such as expanding our Debt Products offering and our North American Securities Lending business and upgrading our U.S. Equity Sales & Trading platform.
Maintain a diversified, dynamic portfolio of businesses to meet the evolving needs of core clients.
•	Continued to grow our U.S. Equity Derivatives and Structured Products platform.

•	Continued to expand our presence and product offering in Asia.
Continue to optimize our businesses to generate appropriate risk-adjusted returns.
•	Upgraded talent in focus sectors.

•	Expanded our Energy sector capabilities with the addition of an Acquisition and Divestiture Advisory team based in Houston and Calgary.
Continue to build strong risk management capabilities through solid working relationships and enhanced risk transparency.
•	Continued our ongoing collaboration with Risk Management Group to provide proper risk/return balance and alignment across the business.

•	Proactively managing regulatory changes with cross-functional teams to recognize and mitigate risks and identify any opportunities.
Other Achievements
•	Ranked 1st as an overall institutional equity franchise (for research, sales and trading combined) with the highest reputational franchise score in the Brendan Wood International Survey of Institutional Investors.

•	Ranked 1st for Research Quality in Equity Research, 1st in Equity Sales and 1st in Equity Trading in the Brendan Wood survey.

•	Joined the ranks of the top 20 U.S. Equity Research firms in Greenwich Associates’ 2010 U.S. Equity Analysts study.

•	Ranked 1st in 2010 Canadian Fixed-Income Research Quality and 1st in 2010 Canadian Fixed-Income Market Share – Overall in Greenwich Associates’ 2010 client study.

•	Named Best Trade Bank in Canada by Trade Finance Magazine.

•	Moved into Top 20 Global Equity Borrower rankings in the 2010 Euromoney survey of global lenders and borrowers.

•	Ranked 1st in Global FX market share growth and most improved market share by size in the 2010 Euromoney FX survey.

•	Named Best Metals and Mining Investment Bank in the World by Global Finance Magazine in 2010.

•	Participated in 276 corporate and government debt transactions that raised $164 billion. Raised $27 billion through participation in 213 equity transactions.

•	Advised on 71 completed mergers and acquisitions in North America with a value of $28 billion.

2011 Group Objectives
•	Build out our distribution platform, primarily in the United States.

•	Align capital and capabilities with client opportunity.

•	Focus on strategic sectors, while building the capability to further extend BMO Capital Markets’ offering.
BMO Financial Group 193rd Annual Report 2010  55

MANAGEMENT’S DISCUSSION AND ANALYSIS
BMO Capital Markets Business Environment and Outlook
Fiscal 2010 saw strong results in BMO Capital Markets. The North American economy was off to a strong recovery at the start of the year, but slowed to a much more moderate pace in the latter half of the year. Conditions were favourable for our investment banking business in 2010 as mergers and acquisitions and debt underwriting fees improved, although equity underwriting revenue decreased from high levels in the prior year when corporate clients were seeking to strengthen their capital positions. The U.S. economy remains weak, which has suppressed corporate loan demand, resulting in lower corporate banking revenues. Similarly, corporate banking revenues were also down in Canada, but the effect was more muted due to a relatively stronger recovery. The aggressive interest rate easing in the United States in the prior year had significantly benefited our interest-rate-sensitive businesses. Revenues from these businesses returned to historic levels in 2010 as rates stabilized during the year. Our favourable overall performance in 2010 reflected the strength, diversification and resilience of our core businesses.
          Looking forward, we expect the economic recovery to continue in Canada and the United States, although GDP has slowed and will likely grow only moderately in the first half of fiscal 2011 as the effects of previous stimulus measures abate. With unemployment still high and inflation pressures low, the Federal Reserve is expected to maintain its policy of very low interest rates in the United States through 2011. The Bank of Canada, after a period of rate tightening this year, is now holding steady and is not expected to resume raising rates until the spring of 2011. Capital market conditions should continue to improve, which will benefit our fee-based businesses. Our focus in 2011 will be to continue to deliver a strong return on equity with stable, high-quality earnings. Growth in fiscal 2011 will depend on the performance of financial and commodity markets, as well as general economic activity and business confidence.

BMO Capital Markets Financial Results
BMO Capital Markets net income decreased $53 million to $820 million, as increases in revenues were offset by higher provisions for credit losses and increases in expenses. Prior year results were affected by charges of $521 million ($355 million after tax) related to the difficult capital markets environment. There were no such charges in 2010. Revenue increased $190 million to $3,279 million. The weaker U.S. dollar reduced revenue by $140 million. Revenue growth reflected the work we have undertaken in focusing on our core client base.
          Net interest income decreased $134 million or 8.8%, reflecting lower revenues from our interest-rate-sensitive businesses, which benefited from favourable market spreads in the prior year, and a decrease in corporate banking revenues primarily due to lower asset levels. Net interest margin increased 2 basis points due to higher trading net interest income, partially offset by lower spreads in our interest-rate-sensitive businesses and a decrease in corporate lending assets.
          Non-interest revenue increased $324 million or 21% due to investment securities gains in 2010 compared to significant losses in the prior year. Mergers and acquisitions and debt underwriting fees improved considerably, while equity underwriting fees decreased from elevated levels in the prior year. Trading revenues also decreased in a less favourable trading environment with fewer market opportunities.
          The provision for credit losses was $264 million compared with $146 million in 2009, as expected losses for 2010 were anticipated to be higher a year ago.
          Non-interest expense increased $78 million to $1,822 million due to increased employee costs, as we made strategic hires across our operations to position our business for future growth, and higher other costs, including a litigation settlement. The weaker U.S. dollar decreased expenses by $73 million. The group’s productivity ratio improved from 56.5% to 55.5%, driven by the growth in revenue. Income taxes increased from 2009 primarily due to the higher proportion of income in lower-tax-rate jurisdictions in the prior year.
          Net income from U.S. operations decreased US$238 million to US$67 million, reflecting significantly lower trading revenue and decreased revenues from our interest-rate-sensitive businesses, partially offset by increases in investment securities gains and investment banking revenue. Non-interest expense increased as we continued to invest in strategic hiring.
          To position our commercial business for growth as the United States emerges from recession, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred these accounts to P&C U.S. from BMO Capital Markets in the second quarter of 2010. As a result, P&C U.S. assumed US$5.4 billion in loans and US$3.2 billion in deposits, with results for prior periods restated to reflect the transfer. Transferring accounts that are primarily lending-based to P&C U.S. allows BMO Capital Markets to direct its attention to sectors and clients where it has a differentiated competitive advantage while maintaining a clear focus on winning investment banking mandates.
BMO Capital Markets (Canadian $ in millions, except as noted)

			Change from 2009
As at or for the year ended October 31	2010	2009	2008	$	%

Net interest income (teb)	1,394	1,528	1,048	(134)	(9)
Non-interest revenue	1,885	1,561	1,130	324	21

Total revenue (teb)	3,279	3,089	2,178	190	6
Provision for credit losses	264	146	97	118	81
Non-interest expense	1,822	1,744	1,636	78	4

Income before income taxes	1,193	1,199	445	(6)	–
Income taxes (recovery) (teb)	373	326	(123)	47	15

Net income	820	873	568	(53)	(6)

Amortization of acquisition-related intangible assets (after tax)	–	–	1	–	–

Cash net income	820	873	569	(53)	(6)

Net economic profit	347	272	(7)	75	28
Return on equity (%)	18.8	15.7	10.4		3.1
Cash return on equity (teb) (%)	18.8	15.7	10.4		3.1
Cash operating leverage (%)	1.7	35.3	12.9		nm
Productivity ratio (teb) (%)	55.5	56.5	75.1		(1.0)
Cash productivity ratio (teb) (%)	55.5	56.4	75.1		(0.9)
Net interest margin on earning assets (%)	0.92	0.90	0.63		0.02
Average common equity	4,154	5,255	5,120	(1,101)	(21)
Average earning assets	152,116	169,033	166,504	(16,917)	(10)
Average loans and acceptances	25,437	34,873	30,825	(9,436)	(27)
Average deposits	80,401	85,458	102,951	(5,057)	(6)
Assets under administration	21,870	27,418	38,781	(5,548)	(20)
Assets under management	5,196	6,969	9,294	(1,773)	(25)
Full-time equivalent employees	2,305	2,103	2,204	202	10

nm – not meaningful
U.S. Business Selected Financial Data (US$ in millions)

			Change from 2009
As at or for the year ended October 31	2010	2009	2008	$	%

Total revenue (teb)	992	1,136	824	(144)	(13)
Non-interest expense	725	622	611	103	17
Net income	67	305	133	(238)	(78)
Average earning assets	48,231	56,151	60,195	(7,920)	(14)
Average loans and acceptances	5,359	7,424	9,097	(2,065)	(28)
Average deposits	25,136	30,061	33,401	(4,925)	(16)

56  BMO Financial Group 193rd Annual Report 2010

Corporate Services, including Technology and Operations
Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, communications and human resources. Our operating results reflect the impact of certain securitization and asset-liability management activities, the elimination of taxable equivalent adjustments and the impact of our expected loss provisioning methodology.
          Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Results
Operating results for T&O are included with Corporate Services for reporting purposes. However, the costs of T&O services are transferred to the three operating groups, and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined above.
          Corporate Services net loss for the year was $299 million, compared with a net loss of $1,146 million in 2009. The improvement was attributable to lower provisions for credit losses and higher revenues. The provision for credit losses was $821 million lower as a result of reduced provisions charged to Corporate Services under our expected loss provisioning methodology. Included in the 2009 provision for credit losses was a $60 million increase in the general allowance for credit losses. There was no change in the general allowance in 2010. The improvement in revenues is primarily related to a decrease in the negative carry on certain asset-liability interest rate positions as a result of management actions and more stable market conditions, as well as the diminished impact in 2010 of funding activities in prior years that enhanced our strong liquidity position.
          As explained on page 43, BMO analyzes revenues on a teb basis at the operating group level, with an offsetting adjustment in Corporate Services. Results reflect teb reductions in net interest income and related income taxes. The impact on net interest income is itemized in the adjacent table.
Corporate Services, including Technology and Operations
(Canadian $ in millions, except as noted)

			Change from 2009
As at or for the year ended October 31	2010	2009	2008	$	%

Net interest income before teb offset	(425)	(1,095)	(492)	670	61
Group teb offset	(355)	(247)	(285)	(108)	(44)

Net interest income (teb)	(780)	(1,342)	(777)	562	42
Non-interest revenue	212	450	522	(238)	(53)

Total revenue (teb)	(568)	(892)	(255)	324	36
Provision for credit losses	152	973	825	(821)	(84)
Non-interest expense	147	189	41	(42)	(22)

Income (loss) before income taxes and non-controlling interest in subsidiaries	(867)	(2,054)	(1,121)	1,187	58
Income taxes (recovery) (teb)	(642)	(984)	(784)	342	35
Non-controlling interest in subsidiaries	74	76	74	(2)	(3)

Net income (loss)	(299)	(1,146)	(411)	847	74

Full-time equivalent employees	9,968	9,577	9,459	391	4

U.S. Business Selected Financial Data (US$ in millions)

			Change from 2009
As at or for the year ended October 31	2010	2009	2008	$	%

Total revenue (teb)	(155)	(265)	(138)	110	41
Provision for credit losses	227	767	783	(540)	(70)
Non-interest expense	(64)	(24)	(68)	(40)	(+100)
Income taxes (recovery) (teb)	(128)	(383)	(325)	255	67
Net income (loss)	(208)	(643)	(546)	435	67

          BMO’s practice is to charge loss provisions to the client operating groups each year, using an expected loss provisioning methodology based on each group’s share of expected credit losses. Corporate Services is generally charged (or credited) with differences between expected loss provisions charged to the client operating groups and provisions required under GAAP.

Financial Condition Review
Summary Balance Sheet ($ millions)

As at October 31	2010	2009	2008	2007	2006

Assets
Cash and interest bearing deposits with banks	20,554	13,295	21,105	22,890	19,608
Securities	123,399	110,813	100,138	98,277	67,411
Securities borrowed or purchased under resale agreements	28,102	36,006	28,033	37,093	31,429
Net loans and acceptances	176,643	167,829	186,962	164,095	159,565
Other assets	62,942	60,515	79,812	44,169	41,965

	411,640	388,458	416,050	366,524	319,978

Liabilities and Shareholders’ Equity
Deposits	249,251	236,156	257,670	232,050	203,848
Other liabilities	135,933	126,719	134,761	114,330	96,743
Subordinated debt	3,776	4,236	4,315	3,446	2,726
Capital trust securities	800	1,150	1,150	1,150	1,150
Preferred share liability	–	–	250	250	450
Shareholders’ equity	21,880	20,197	17,904	15,298	15,061

	411,640	388,458	416,050	366,524	319,978

Overview
Total assets increased $23.2 billion or 6.0% from the prior year to $411.6 billion at October 31, 2010, despite the impact of the weaker U.S. dollar on U.S.-dollar-denominated assets, which reduced the increase by approximately $5.3 billion. The year-end exchange rate is used for translation of assets and liabilities and the U.S. dollar was weaker at October 31, 2010, than at October 31, 2009. The $23.2 billion increase reported in assets primarily reflects increases in securities of $12.6 billion, net loans and acceptances of $8.8 billion and cash and interest bearing deposits with banks of $7.3 billion, as well as a $1.9 billion increase in derivative instruments, which are included in other assets in the adjacent table. Securities borrowed or purchased under resale agreements fell by $7.9 billion.
          Total liabilities and shareholders’ equity increased $23.2 billion or 6.0%. There was a $13.1 billion increase in deposits, a $9.2 billion increase in other liabilities and a $1.7 billion increase in shareholders’ equity.
Cash and Interest Bearing Deposits with Banks
Cash and interest bearing deposits with banks increased $7.3 billion to $20.6 billion in 2010, reflecting the growth in cash invested on a short-term basis with the U.S. Federal Reserve, a response to deposit growth and lower loan balances in certain businesses in the United States.

BMO Financial Group 193rd Annual Report 2010  57

MANAGEMENT’S DISCUSSION AND ANALYSIS
Securities ($ millions)

As at October 31	2010	2009	2008	2007	2006

Investment	–	–	–	–	14,166
Trading	71,710	59,071	66,032	70,773	51,820
Available-for-sale	50,543	50,257	32,115	26,010	–
Other	1,146	1,485	1,991	1,494	1,414
Loan substitute	–	–	–	–	11

	123,399	110,813	100,138	98,277	67,411

Securities increased $12.6 billion to $123.4 billion in 2010. Trading securities increased $12.6 billion to $71.7 billion, mainly due to an increase in U.S. government issued securities and corporate equity securities backing equity derivatives trading and our equity-linked notes program. Further details on the composition of securities are provided in Note 3 on page 116 of the financial statements.
Securities Borrowed or Purchased Under Resale Agreements
Securities borrowed or purchased under resale agreements decreased $7.9 billion to $28.1 billion, largely as a result of client demand.
Loans and Acceptances ($ millions)

As at October 31	2010	2009	2008	2007	2006

Residential mortgages	48,715	45,524	49,343	52,429	63,321
Consumer instalment and other personal	51,159	45,824	43,737	33,189	30,418
Credit cards	3,308	2,574	2,120	4,493	3,631
Businesses and governments	68,338	68,169	84,151	62,650	56,030
Acceptances	7,001	7,640	9,358	12,389	7,223

Gross loans and acceptances	178,521	169,731	188,709	165,150	160,623
Allowance for credit losses	(1,878)	(1,902)	(1,747)	(1,055)	(1,058)

Net loans and acceptances	176,643	167,829	186,962	164,095	159,565

Net loans and acceptances increased $8.8 billion to $176.6 billion, despite the impact of the weaker U.S. dollar, which lowered the increase by $4.0 billion. Consumer instalment and other personal loans increased $5.3 billion, reflecting continued growth in demand for personal lending products, particularly in the Canadian market. Residential mortgages increased $3.2 billion, reflecting strong growth in Canada in the first half of 2010, as homebuyers chose to finance their purchases before the introduction of the Harmonized Sales Tax in Ontario and British Columbia, as well as lower levels of securitization activity. These factors were partially offset by lower mortgage balances in the United States, reflecting secondary market sales. Credit card loans increased $0.7 billion due to the Diners Club business acquisition and lower levels of securitization activity. Overall loan growth was increased by US$1.3 billion by the Rockford, Illinois-based bank transaction and $1.0 billion by the Diners Club business acquisition.
          Table 11 on page 102 provides a comparative summary of loans by geographic location and product. Table 13 on page 103 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on page 40 and further details on loans are provided in Notes 4, 5 and 8 to the financial statements, starting on page 120.
Other Assets
Other assets increased $2.4 billion to $62.9 billion, primarily reflecting an increase of $1.9 billion in derivative financial instrument assets. The year-over-year increase was primarily due to movements in interest rates and their impact on the valuation of contracts. Volatility in interest rates increases the value of derivative assets and liabilities, usually comparably. Derivative instruments are detailed in Note 10 on page 130 of the financial statements.
Deposits ($ millions)

As at October 31	2010	2009	2008	2007	2006

Banks	19,435	22,973	30,346	34,100	26,632
Businesses and governments	130,773	113,738	136,111	121,748	100,848
Individuals	99,043	99,445	91,213	76,202	76,368

	249,251	236,156	257,670	232,050	203,848

Deposits increased $13.1 billion to $249.3 billion. The weaker U.S. dollar reduced deposit growth by $5.6 billion. Deposits from businesses and governments, which account for 52% of total deposits, increased $17.0 billion, largely as a result of the replacement of maturing deposits by banks and funding our growth in loans and securities. Deposits from individuals, which account for 40% of total deposits, decreased $0.4 billion but increased $1.2 billion in source currency. Deposits by banks, which account for 8% of total deposits, decreased $3.5 billion due to maturing deposits, as noted above. The growth in deposits includes the addition of US$1.9 billion as a result of the Rockford transaction. Further details on the composition of deposits are provided in Note 15 on page 140 of the financial statements and in the Liquidity and Funding Risk section on page 85.
Other Liabilities
Other liabilities increased $9.2 billion to $135.9 billion. Securities sold but not yet purchased increased $4.4 billion and securities lent or sold under repurchase agreements increased $0.8 billion, mainly due to client-driven trading activities related to market opportunities. Derivative liabilities increased $3.2 billion, mainly due to the same reasons described above for derivative assets. Further details on the composition of other liabilities are provided in Note 16 on page 141 of the financial statements.
Shareholders’ Equity
Shareholders’ equity increased $1.7 billion to $21.9 billion. The increase was largely related to a $1.1 billion increase in retained earnings and the issuance of approximately 9.7 million common shares with a value of $0.5 billion through the bank’s Dividend Reinvestment and Share Purchase Plan, which is described on page 63 of the Enterprise-Wide Capital Management section. Our Consolidated Statement of Changes in Shareholders’ Equity on page 112 provides a summary of items that increase or reduce shareholders’ equity, while Note 20 on page 145 of the financial statements provides details on the components of and changes in share capital. Details of our enterprise-wide capital management practices and strategies can be found on page 59.

58  BMO Financial Group 193rd Annual Report 2010

Enterprise-Wide Capital Management

Objective
BMO is committed to a disciplined approach to capital management that balances the interests and requirements of shareholders, regulators, depositors and rating agencies. Our objective is to maintain a strong capital position in a cost-effective structure that:
•	meets our target regulatory capital ratios and internal assessment of required economic capital;

•	is consistent with our targeted credit ratings;

•	underpins our operating groups’ business strategies; and

•	builds depositor confidence and long-term shareholder value.
Capital Management Framework
The principles and key elements of BMO’s capital management framework are outlined in our capital management corporate policy and in our annual capital plan, which includes the results of the Internal Capital Adequacy Assessment Process (ICAAP).
          ICAAP is an integrated process that evaluates capital adequacy, and is used to establish capital targets and capital strategies that take into consideration the strategic direction and risk appetite of the organization. The ICAAP and capital plan are developed in conjunction with BMO’s annual business plan, promoting alignment between our business and risk strategies, regulatory and economic capital requirements, and capital availability. Capital adequacy is assessed by comparing capital supply (the amount of capital available to support losses) to capital demand (the capital required to support the risks underlying our business activities as measured by economic capital). Enterprise-wide stress testing and scenario analysis are also used to assess the impact of various stress conditions on BMO’s risk profile and capital requirements. The framework seeks to ensure that we are adequately capitalized, given the risks we take, and supports the determination of limits, goals and performance measures that are used to manage balance sheet positions, risk levels and capital requirements at both the consolidated entity and line of business level. Assessments of actual and forecast capital adequacy are compared to the capital plan throughout the year, and the capital plan is updated as required, based on changes in our business activities, risk profile or operating environment.
For further discussion of the risks that underlie our business activities, refer to the Enterprise-Wide Risk Management section on page 75.

          BMO uses both regulatory and economic capital to evaluate business performance and as the basis for strategic, tactical and transactional decision-making. By allocating capital to operating units and measuring their performance in relation to the capital necessary to support the risks in their business, we seek to maximize our risk-adjusted return to shareholders, while maintaining a well-capitalized position. This approach aims to protect our stakeholders from the risks inherent in our various businesses, while still allowing the flexibility to deploy resources to the high-return, strategic growth activities of our operating groups. Capital in excess of what is necessary to support our line of business activities is held in Corporate Services.
Governance
The Board of Directors and its Risk Review Committee provide ultimate oversight and approval of capital management, including our capital management corporate policy, capital plan and ICAAP results. They regularly review BMO’s capital position, capital adequacy assessments and key capital management activities. The Risk Management Committee and Capital Management Committee provide senior management oversight, and also review and discuss significant capital policies, issues and action items that arise in the execution of our enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of the corporate policies and framework related to capital and risk management and the ICAAP. Our ICAAP operating processes are reviewed on an annual basis by our Corporate Audit division.
2010 Regulatory Capital Review
Regulatory capital requirements for the consolidated entity are currently determined on a Basel II basis. BMO uses the Advanced Internal Ratings Based (AIRB) Approach to determine credit risk-weighted assets (RWA) in our portfolio and the Standardized Approach to determine operational RWA. In 2010, BMO’s U.S. retail banking subsidiary Harris Bancorp, Inc. used the Standardized Approach to determine credit RWA. BMO’s market RWA are primarily determined using the Internal Models Approach, but the Standardized Approach is used for some exposures.
          The AIRB Approach is the most advanced of the approaches for determining credit risk capital requirements under Basel II. It utilizes sophisticated techniques to measure RWA at the borrower level, based on sound risk management principles, including consideration of estimates of the probability of default, the likely loss given default, exposure at default, term to maturity and the type of Basel Asset Class exposure. These risk parameters are determined using historical portfolio data supplemented by benchmarking, and are updated periodically. Validation procedures related to these parameters are in place and are enhanced periodically in order to appropriately quantify and differentiate risks so they reflect changes in economic and credit conditions.
          Under the Standardized Approach, operational risk capital requirements are determined by the size and type of our lines of business. Gross income, as defined under Basel II, serves as a proxy for the size of the line of business and as an indicator of operational risk. Gross income is segmented into eight regulatory business lines by business type, and each segment amount is multiplied by a corresponding factor prescribed by the Basel II framework to determine its operational risk capital requirement. For further details on Basel II, refer to the Enterprise-Wide Risk Management section starting on page 75.
BMO Financial Group 193rd Annual Report 2010  59

MANAGEMENT’S DISCUSSION AND ANALYSIS

          BMO’s total RWA were $161.2 billion at October 31, 2010, down from $167.2 billion in 2009. The decrease was primarily attributable to the impact of the weaker U.S. dollar, which reduced the translated value of U.S.-dollar-denominated RWA, and lower corporate and commercial RWA. These factors were partially offset by an increase in retail loan, securitization and operational risk RWA. The table below provides a breakdown of our RWA by risk type.
Risk-Weighted Assets ($ millions)

As at October 31	2010	2009

Credit risk	136,290	143,098
Market risk	5,217	6,578
Operational risk	19,658	17,525

Total RWA	161,165	167,201

Tier 1 capital represents more permanent forms of capital, and primarily includes common shareholders’ equity, preferred shares and innovative hybrid instruments, less a deduction for goodwill and excess intangible assets and certain other deductions required under Basel II. Our Tier 1 capital was $21.7 billion at October 31, 2010, up from $20.5 billion in 2009. The increase was primarily attributable to growth in common shareholders’ equity, partially offset by the impact of a redemption of innovative hybrid capital, as outlined under Capital Management Activities.
          Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investments in insurance subsidiaries and other substantial investments, along with other sundry Basel II deductions. Total capital was $25.6 billion at October 31, 2010, up from $24.9 billion in 2009. This increase was primarily attributable to growth in common shareholders’ equity, partially offset by the impact of capital redemptions, as outlined under Capital Management Activities.
          Our objective is to maintain strong capital ratios that meet both current and expected regulatory requirements. The Tier 1 Capital Ratio and Tangible Common Equity Ratio are our key measures of capital adequacy, and both were strong in 2010.

The Tier 1 Capital Ratio, Tangible Common Equity Ratio, Total Capital Ratio and Assets-to-Capital Multiple are our primary capital measures.
The Tier 1 Capital Ratio is defined as Tier 1 capital divided by RWA.
The Tangible Common Equity Ratio is defined as common shareholders’ equity less goodwill and intangibles, divided by RWA.
The Total Capital Ratio is defined as total capital divided by RWA.
The Assets-to-Capital Multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total capital.
Basel II Regulatory Capital ($ millions)

As at October 31	2010	2009

Common shareholders’ equity	18,753	17,132
Non-cumulative preferred shares	2,571	2,571
Innovative Tier 1 capital instruments	2,542	2,907
Non-controlling interest in subsidiaries	23	26
Goodwill and excess intangible assets	(1,619)	(1,569)
Accumulated net after-tax unrealized losses on available-for-sale equity securities	–	(2)

Net Tier 1 capital	22,270	21,065
Securitization-related deductions	(165)	(168)
Expected loss in excess of allowance (AIRB Approach)	–	(61)
Substantial investments and investments in insurance subsidiaries	(427)	(374)

Adjusted Tier 1 capital	21,678	20,462

Subordinated debt	3,776	4,236
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	10	–
Eligible portion of general allowance for credit losses	292	296

Total Tier 2 capital	4,878	5,332
Securitization-related deductions	(29)	(7)
Expected loss in excess of allowance (AIRB Approach)	–	(60)
Substantial investments and investments in insurance subsidiaries	(890)	(868)

Adjusted Tier 2 capital	3,959	4,397

Total capital	25,637	24,859

The Tier 1 Capital Ratio was 13.45% at October 31, 2010, up from 12.24% in 2009. The Tangible Common Equity Ratio increased from 9.21% in 2009 to 10.47% at October 31, 2010. The year-over-year increase in the ratios reflects a reduction in RWA and an increase in capital. The ratios were maintained at strong levels during 2010 in anticipation of pending regulatory capital changes and the adoption of International Financial Reporting Standards (IFRS) and in order to maintain financial strength and flexibility as we continue to execute our growth strategy. Further details on the potential impact of proposed regulatory capital changes and IFRS are provided in the next section.
          The Common Equity Ratio, a new measure that is increasingly being monitored by banks, will become a regulatory capital ratio under Basel III (see next section for further information on the definition of the ratio and Basel III requirements). The bank’s Common Equity Ratio was 10.26% on a Basel II basis at October 31, 2010, up from 8.95% in 2009.

60  BMO Financial Group 193rd Annual Report 2010

          Our Total Capital Ratio was 15.91% at October 31, 2010, up from 14.87% in 2009. Both our Tier 1 and Total Capital Ratios remain well above the current minimum capital ratios stipulated by the Office of the Superintendent of Financial Institutions Canada (OSFI) of 7% and 10%, respectively, for a well-capitalized financial institution. BMO’s Assets-to-Capital Multiple was 14.5 at October 31, 2010, up from 14.1 in 2009. The multiple remains well below the current maximum permitted by OSFI.
          As noted in the Provisions for Income Taxes section, we hedge the foreign exchange risk arising from our net investment in our U.S. operations by funding the net investment in U.S. dollars. This strategy reduces the impact on our capital ratios of changes in foreign exchange rates, as the effect of foreign currency adjustments to Tier 1 capital arising from changes in the value of the Canadian dollar is partially offset by the change in the Canadian-dollar equivalent of U.S.-dollar-denominated RWA.
          BMO conducts business through a variety of corporate structures, including subsidiaries and joint ventures. All of our subsidiaries must meet the regulatory and legislative requirements of the jurisdictions in which they operate. A framework is in place to ensure that subsidiaries and their parent entities have access to capital and funding to support their ongoing operations under both normal and stressed conditions.
Potential Impacts of Proposed Regulatory Capital Changes and Conversion to IFRS
Over the past two years, global regulators have proposed reforms that are intended to strengthen the banking sector regulatory capital and liquidity frameworks and strengthen the resilience of individual banking institutions in periods of stress. Collectively, these new global standards are referred to as “Basel III”. Based on regulatory guidance provided to date, the key building blocks of Basel III from a regulatory capital perspective include:
•	raising the quality of capital that banks are required to hold to ensure banks are better able to absorb losses on both a going-concern and liquidation basis;

•	increasing risk capital requirements, particularly for market risk, securitizations and counterparty credit risk;

•	introducing new regulatory capital ratios – the Common Equity Ratio and the Leverage Ratio – to complement the existing Tier 1 Capital Ratio and Total Capital Ratio; and

•	increasing minimum capital requirements.
The Basel III rules are expected to be implemented in a phased approach. The final requirements and transition period applicable to BMO will be established by OSFI. Market risk and securitization exposure RWA changes are expected to be implemented in fiscal 2012. Counterparty credit risk and other RWA changes are scheduled to be implemented on January 1, 2013, and new capital deductions are scheduled to be phased in at 20% per year beginning on January 1, 2014 and ending January 1, 2018. New minimum regulatory capital ratio requirements are scheduled to be implemented over a transition period that runs from January 1, 2013 to January 1, 2019, or earlier, depending on local regulatory requirements. The minimum capital ratio requirements will include a capital conservation buffer that can absorb losses during periods of stress. If a bank operates within the buffer, restrictions on earnings distributions (e.g. dividends, equity repurchases, and discretionary compensation) would likely ensue, with the degree of such restrictions varying with the position within the buffer range. Moreover, subject to the discretion of the bank supervisory or regulatory authorities, a countercyclical capital buffer requirement ranging from 0% to 2.5% of RWA could also be imposed on banking organizations when it is deemed that excess aggregate credit growth has resulted in a build-up of systemic risk. This countercyclical capital buffer, when in effect, would serve as an additional buffer that supplements the capital conservation buffer.

Under Basel III, two new regulatory capital metrics are expected to be introduced:
The Common Equity Ratio is defined as common equity less required capital deductions, divided by risk-weighted assets. This ratio is also referred to as the Tier 1 Common Ratio.
The Leverage Ratio is defined as Tier 1 capital divided by on-balance sheet assets and specified off-balance sheet items net of specified deductions.
          Non-common share Tier 1 and Tier 2 capital instruments must meet new requirements to qualify as regulatory capital under Basel III. Existing instruments that do not meet these new requirements are expected to be subject to grandfathering provisions and phased out over a 10-year period beginning January 1, 2013. Using a base equal to the amount of such instruments outstanding on January 1, 2013, their recognition is expected to be capped at 90% from January 1, 2013, with the cap reducing by 10 percentage points in each subsequent year. In addition, instruments with an incentive to be redeemed are expected to be phased out at their effective maturity date. Under the proposed rules, a large majority of the bank’s existing innovative Tier 1 capital (BMO Capital Trust Securities and BMO Tier 1 Notes) and Tier 2 subordinated debt instruments are not expected to qualify as regulatory capital once the rules are fully implemented. We expect the regulatory capital treatment of the bank’s other non-common share capital instruments and related grandfathering treatment to be determined after the Basel Committee on Banking Supervision (BCBS)  finalizes its position on contingent capital in fiscal 2011.
          The proposed final minimum capital ratio requirements under Basel III are higher than current Canadian requirements as established by OSFI under Basel II and are summarized in the following table.
Regulatory Requirements (%)

	Common	Tier 1	Total
	Equity	Capital	Capital	Leverage
	Ratio	Ratio	Ratio	Ratio	(2)

Basel III – January 1, 2013 requirements
Stated minimum requirements (1)	3.5	4.5	8.0	3.0

Plus: Capital Conservation buffer requirements	0.0	0.0	0.0	na

Effective minimum requirements (1)	3.5	4.5	8.0	3.0

Basel III – January 1, 2019 requirements
Stated minimum requirements (1)	4.5	6.0	8.0	3.0

Plus: Capital Conservation buffer requirements	2.5	2.5	2.5	na

Effective minimum requirements (1)	7.0	8.5	10.5	3.0

OSFI Basel II – Current requirements	na	7.0	10.0	na	(3)

(1)	The final requirements and transition periods will be established by OSFI.

(2)	A 3% minimum leverage ratio has been proposed by the BCBS. It will be subject to analysis during a four-year parallel run test period, beginning January 1, 2013. Depending upon the results of the parallel run testing, there could be subsequent adjustments, which are targeted to be finalized in 2017, with the final leverage ratio requirement effective January 1, 2018.

(3)	OSFI currently monitors the Assets-to-Capital Multiple, which is based on total capital. The proposed Basel III leverage ratio is based on Tier 1 capital.

na – not applicable

BMO Financial Group 193rd Annual Report 2010  61

MANAGEMENT’S DISCUSSION AND ANALYSIS

           We believe the Common Equity Ratio and the Tier 1 Capital Ratio are the most important capital ratios under Basel III. After full implementation of announced Basel III capital deductions and RWA changes and including the potential impact of certain key changes associated with the adoption of IFRS, based on our analysis to date, as set out in Transition to International Financial Reporting Standards in the Future Changes in Accounting Policies – IFRS section on page 71, BMO’s pro-forma October 31, 2010 Common Equity Ratio and Tier 1 Capital Ratio would be 7.8% and 10.4%, respectively, exceeding the announced Basel III 2019 minimum capital requirements. The pro-forma ratios are derived using our October 31, 2010 balance sheet and are based on our understanding of the proposed regulatory rules, which are not yet finalized and are subject to further change. The pro-forma ratios do not reflect management actions that may be taken to mitigate the impact of the changes, the benefit of additional retained earnings growth over time that could be available to meet these requirements, or factors beyond the control of management. We believe BMO is also well-positioned to meet the other capital requirements.
          Under the above view, the bank’s regulatory common equity would decrease by $1.5 billion from $16.5 billion to $15.0 billion as of October 31, 2010 and its Tier 1 capital would decrease by $1.7 billion from $21.7 billion to $20.0 billion. Regulatory common equity and Tier 1 capital decrease relative to reported October 31, 2010 Basel II results, primarily because of the impact of the adoption of IFRS on retained earnings, as well as a new capital deduction for intangible assets. These factors are partially offset by the removal of certain existing deductions from capital and their conversion to higher levels of RWA. We have assumed existing non-common share Tier 1 capital instruments are fully included in Tier 1 capital for purposes of this calculation. Certain of these instruments do not meet Basel III capital requirements and are expected to be subject to the grandfathering provisions previously noted. We expect to be able to refinance non-common capital instruments as and when necessary to meet applicable non-common capital requirements.
          Our RWA as at October 31, 2010 would increase by $31.3 billion from $161.2 billion to $192.5 billion, primarily due to higher counterparty credit risk RWA ($23.4 billion) and, to a lesser extent, higher market risk RWA and the conversion of certain existing Basel II capital deductions to RWA ($7.9 billion), as noted above. The quantification of the change in counterparty credit risk RWA is based on Basel III proposals developed earlier this year. There continues to be significant ongoing discussion concerning the approach to quantifying counterparty credit risk and, as a result, there is considerable uncertainty regarding the final impact on RWA. The expected introduction of central clearing agencies for certain derivative transactions, together with management, actions are expected to significantly mitigate the increase in counterparty credit risk RWA noted above.
          As previously noted, the regulatory treatment of capital deductions is scheduled to change between January 1, 2013 and January 1, 2018. Based on the same underlying assumptions as above but using the January 1, 2013 transitional arrangements for capital deductions, the bank’s pro-forma October 31, 2010 Common Equity Ratio and Tier 1 Capital Ratio would be 9.0% and 10.8%, respectively, higher than the 2019 requirements. The Common Equity Ratio is higher under the 2013 transitional view than under the 2018 view because the $1.5 billion goodwill deduction is initially taken from non-common share Tier 1 capital in 2013. Between 2013 and 2018, the goodwill deduction is scheduled to change to a deduction from common equity, lowering the Common Equity Ratio. The treatment of intangible assets and new Basel III deductions have a similar impact on the 2013 to 2018 Common Equity and Tier 1 Ratios.
          A number of other potential regulatory changes are still being finalized. For example, counterparty credit risk requirements and countercyclical capital buffer requirements have not yet been finalized and a fundamental review of trading book capital requirements is planned for 2011. In addition, the BCBS is working with the Financial Stability Board to address the risk of systemically important banks and has recommended that for such banks, additional capital requirements be adopted, such as capital surcharges and contingent capital. These changes could affect the amount of capital that we hold to meet regulatory requirements.
          BMO’s strong capital levels position us well to adopt both the announced regulatory changes and IFRS accounting changes in the coming years. We do not expect the announced changes in regulatory capital requirements to materially affect our strategic or tactical direction.
Economic Capital Review
Economic capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. For further discussion of these risks, refer to the Enterprise-Wide Risk Management section on page 75. Economic capital is a key element of our risk-based capital management and ICAAP framework.
Capital Management Activities
There were no share issuances in 2010, other than through the bank’s Shareholder’s Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. We redeemed $500 million 4.00% Series C Medium-Term Notes, Tranche 1 on January 21, 2010 and $350 million BMO Capital Trust Securities – Series A (BMO BOaTS – Series A) on June 30, 2010. On November 23, 2010, we announced our intention to redeem the $400 million BMO Capital Trust Securities – Series B (BMO BOaTS – Series B) on December 31, 2010. Further details are provided in Notes 18 and 20 on pages 142 and 145 of the financial statements.
          On October 27, 2010, we announced our intention to renew our normal course issuer bid, subject to the approval of OSFI and the Toronto Stock Exchange, under which we may repurchase for cancellation up to 15 million BMO common shares (representing approximately 2.7% of the public float). No common shares were repurchased under our previous normal course issuer bid, which expired on December 1, 2010.
Dividends
BMO’s target dividend payout range over the medium term is 45% to 55% of net income available to common shareholders. The target is indicative of our confidence in our continued ability to increase earnings and our strong capital position. BMO’s target dividend payout range seeks to provide shareholders with stable income, while ensuring

62  BMO Financial Group 193rd Annual Report 2010

sufficient earnings are retained to support anticipated business growth, fund strategic investments and provide continued support for depositors.
          Dividends declared per common share in 2010 totalled $2.80. Annual dividends declared in 2010 represented 58.8% of net income available to common shareholders. We continue to focus on increasing our earnings, which we expect will result in a dividend payout ratio within our target range. Over the long term, BMO’s dividends are generally increased in line with trends in earnings per share growth.
          At year end, BMO’s common shares provided a 4.6% annual dividend yield based on the year-end closing share price. On December 7, 2010, BMO announced that the Board of Directors declared a quarterly dividend on common shares of $0.70 per share, unchanged from both the prior quarter and a year ago.
          Under the Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan), the bank may offer a discount of up to 5% from the average market price (as defined in the Plan) on common shares newly issued from treasury. In fiscal 2010, common shareholders who elected to reinvest dividends in common shares of BMO were issued shares from treasury at a 2% discount from the average market price. Effective with the November 26, 2010 dividend payment, the discount is no longer offered until such time as we elect otherwise.
Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.
Outstanding Shares and Securities Convertible into Common Shares

	Number of shares or dollar amount		Dividends declared per share
As at November 25, 2010			2010		2009		2008

Common shares		566,526,090		$2.80		$2.80		$2.80
Class B Preferred shares
Series 5		$200,000,000		$1.33		$1.33		$1.33
Series 13		$350,000,000		$1.13		$1.13		$1.13
Series 14		$250,000,000		$1.31		$1.31		$1.48
Series 15		$250,000,000		$1.45		$1.45		$0.94
Series 16		$300,000,000		$1.30		$1.30		$0.55
Series 18		$150,000,000		$1.62		$1.55		$–
Series 21		$275,000,000		$1.62		$1.11		$–
Series 23		$400,000,000		$1.60		$0.59		$–
Convertible into common shares:
Class B Preferred shares (1)
Series 6 (2)		$–		$–		$–		$1.19
Series 10	US$	300,000,000	US$	1.49	US$	1.49	US$	1.49
Stock options
– vested		7,470,000
– nonvested		7,560,000

(1)	Convertible preferred shares may be exchanged for common shares on specific dates on a pro-rata basis based on 95% of the average trading price of common shares for the 20 days ending four days prior to the exchange date.

(2)	Redeemed on November 25, 2008.

Note 20 on page 145 of the financial statements includes details on share capital.
Caution
This Enterprise-Wide Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Select Financial Instruments

At the request of the G7 finance ministers and central bank governors, The Financial Stability Forum (since re-established as the Financial Stability Board) issued a report in April 2008 on enhancing market and institutional resilience. Among its recommendations, the report encouraged enhanced disclosure related to financial instruments that markets had come to regard as carrying higher risk. We expanded our discussion of certain financial instruments in 2008 in keeping with these developments and we have continued to report on them, together with other financial instruments, to put exposures in context relative to our portfolio. We have also followed a practice of reporting on significant changes in our interim MD&A.
Caution
Given the uncertainty in the capital markets environment, our capital markets instruments could experience valuation gains and losses due to changes in market value. This section, Select Financial Instruments, contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 29.
Consumer Loans
In Canada, our consumer loan portfolio totalled $85.7 billion at October 31, 2010 and is comprised of three main asset classes: residential mortgages (48%), instalment and other personal loans (48%) and credit card loans (4%).
          In the United States, our consumer loan portfolio totalled US$15.0 billion and is also primarily comprised of three asset classes: residential first mortgages (34%), home equity products (33%) and indirect automobile loans (29%).
          The following is a discussion of subprime mortgage loans, Alt-A mortgage loans and home equity products, portfolios that have been of increased investor interest in the economic environment of the past few years. It also includes a discussion on repurchased mortgages.
Subprime Mortgage Loans
In the United States, subprime loans are typically considered to be those made to borrowers with credit bureau scores of 620 or less. We do not originate subprime mortgages through a subprime mortgage program in the United States; however, we make loans available in the United States to individuals with credit scores below 620 as part of our compliance with lending requirements under the Community Reinvestment Act. We also occasionally lend to parties with credit scores below 620 when there are other strong qualification criteria. As a result, we have US$0.27 billion of first mortgage loans outstanding with subprime characteristics at the date of authorization. A small portion of these are uninsured loans with a loan-to-value ratio of greater than 80% at issuance. At year end, US$15.8 million or 5.94% (US$18.5 million or 6.29% in 2009) of the US$0.27 billion of loans were 90 days or more in arrears. This compares with a rate of 4.46% for BMO’s total U.S. first mortgage loan portfolio.
          We also had net exposure of US$69 million (US$101 million in 2009) to a business that buys distressed mortgages (including subprime mortgages) at a discounted price.
          Home equity products are secured by the homeowner’s equity and rank subordinate to any existing first mortgage on the property. In the United States, we have a US$5.0 billion home equity loan portfolio, which amounted to 2.9% of BMO’s total loan portfolio at October 31, 2010. Of the U.S. home equity portfolio, loans of US$0.28 billion were extended to customers with credit bureau scores below 620 and would be categorized as subprime loans. Of these, only US$7 million or 2.56% (US$7 million or 2.1% in 2009) were 90 days or more in arrears.
          In Canada, BMO does not have any subprime mortgage programs, nor do we purchase subprime mortgage loans from third-party lenders. BMO mortgage lending decisions incorporate a full assessment of the customer and loan structure. Credit score is only one component of our credit adjudication process and consequently, we do not categorize loans based upon credit scores alone.

BMO Financial Group 193rd Annual Report 2010  63

MANAGEMENT’S DISCUSSION AND ANALYSIS

A nominal amount of mortgage loans with subprime characteristics are held in certain BMO-sponsored Canadian conduits that hold third-party assets, as described in the discussion of those conduits that follows.
          In Canada, we have a $21.2 billion home equity line of credit portfolio ($36.1 billion authorized). The portfolio is of high quality, with only 0.11% (0.11% in 2009) of loans in the portfolio 90 days or more in arrears. Of these lines of credit, one product line is offered only in first mortgage position and represents approximately 71% of the total portfolio. We also have a $0.25 billion home equity instalment loan portfolio, in which $2 million of loans were 90 days or more in arrears.
Alt-A First Mortgage Loans
In the United States, Alt-A loans are generally considered to be loans for which borrower qualifications are subject to limited verification. The U.S. loan portfolio had two loan programs that met this definition – our Easy Doc and No Doc programs. We discontinued offering the Easy Doc and No Doc programs in the third quarter of 2008. Loans under the No Doc program, which comprise most of the exposure in this class, required minimum credit bureau scores of 660 and maximum loan-to-value ratios of 80% (90% with private mortgage insurance). Due to these lending requirements, the credit quality of our Alt-A portfolio is strong and the loans have performed relatively well. In the United States, our direct Alt-A loans totalled US$0.9 billion at year end (US$1.2 billion in 2009). Of these, US$61 million or 6.42% (US$65 million or 5.23% in 2009) were 90 days or more in arrears. This compares with a rate of 4.46% (2.77% in 2009) for BMO’s total U.S. first mortgage loan portfolio.
          BMO also offered two limited documentation programs within the home equity loan portfolio in the United States, which would be categorized as Alt-A if they were in the first mortgage loan portfolio. As of October 31, 2010, the amount authorized under these programs was US$0.9 billion, of which US$0.6 billion was outstanding. Loans made under these programs have the same strong credit score and loan-to-value requirements as the first mortgage loan portfolio, and as such the portfolio has performed well. As at October 31, 2010, US$11 million or 1.78% (US$6 million or 0.95% in 2009) of the loans in this portfolio were 90 days or more in arrears. This compares with a rate of 1.29% (1.10% in 2009) for BMO’s total U.S. home equity loan portfolio.
          Subprime and Alt-A loans are generally considered to carry higher risk than traditional prime loans. We also consider loans to customers with credit scores between 620 and 660 and a loan-to-value ratio above 80% (without private mortgage insurance) to be a higher-risk component of our portfolio. At year end, this component represented a negligible amount within our total U.S. loan portfolio.
          In Canada, we do not have a mortgage program that we consider to be Alt-A. In the past, we may have chosen to not verify income or employment for certain customers when there were other strong qualifications that supported the creditworthiness of the loan as part of our credit adjudication process; however, this approach is no longer in use. We also have a Newcomers to Canada/non-resident mortgage program that permits limited income verification but has other strong qualification criteria. At October 31, 2010, there was approximately $3.0 billion ($2.4 billion in 2009) outstanding under this program. Of this, only $15 million or 0.50% ($12 million or 0.50% in 2009) of the loans were 90 days or more in arrears, reflecting the high credit quality of these loans. A nominal amount of mortgage loans with Alt-A characteristics are held in certain BMO-sponsored Canadian conduits that hold third-party assets, as described in the discussion of those conduits that follows.
Mortgage Repurchases
From time to time, Harris sells fixed-rate mortgage loans originated within its branch network to the Federal Home Loan Mortgage Corporation (Freddie Mac), a corporation chartered by the United States federal government. Generally, mortgage loan purchasers, including Freddie Mac, have the right to require a mortgage loan seller to repurchase a loan when it is subsequently determined that the loan did not meet the terms and conditions of the purchase and sale agreement at the time of sale. The recent distress in the mortgage loan market has prompted purchasers, such as Freddie Mac, to increase their review of loans purchased to determine if sellers are required to repurchase loans that did not meet the terms and conditions of the purchase and sale agreement at the time of sale. P&C U.S. has received a total of 41 requests to repurchase mortgage loans totalling US$7.2 million in fiscal 2010, of which approximately half were repurchased, one quarter were determined to have met the terms and conditions of the purchase and sale agreement and were not repurchased, and one quarter remain under discussion. At this time, we do not anticipate material losses from future mortgage loan repurchase obligations.
Euro Zone Exposures
In the euro zone, BMO’s direct credit exposures in Greece, Ireland, Italy, Portugal and Spain are primarily to banks for trade finance, lending and trading products. Exposures remain modest at $194 million. In addition, our Irish subsidiary is required to maintain reserves with the Irish central bank. These totalled $271 million at the end of the year.
     The BMO-managed structured investment vehicles (SIVs) had exposure with a par value of $243 million to banks in these countries as at October 31, 2010. Included in the exposure was $203 million par value of Irish bank and insurance company subordinated debt. Subsequent to year end, the SIVs recorded a $143 million impairment charge against this amount. This impairment charge reduces the book value of the SIVs’ subordinated capital notes, with no direct impact on BMO’s financial results. Subsequent to year end, the SIVs’ exposure to the noted countries was reduced by $40 million par value related to the sale of non-Irish debt. The impact of the impairment charge and the sale reduces the SIVs’ par value exposure to the banks in these countries to $60 million.
Leveraged Finance
Leveraged finance loans are defined by BMO as loans to private equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has exposure to leveraged finance loans, which represent less than 1% of our total assets, with $3.3 billion outstanding as at October 31, 2010, down approximately $300 million from a year ago. Of this amount, $219 million or 6.6% of loans were classified as impaired ($201 million or 5.6% in 2009).
Monoline Insurers and Credit Derivative Product Companies
At October 31, 2010, BMO’s direct exposure to companies that specialize in providing default protection amounted to $121 million in respect of the mark-to-market value of counterparty derivatives and $9 million in respect of the mark-to-market value of traded credits ($256 million and $19 million in 2009). The cumulative adjustment for counterparty credit risk recorded against these exposures was $40 million ($20 million in 2009).
          Approximately 41% of the $121 million gross exposure is related to counterparties rated AA+ by Standard & Poor’s (S&P). The remainder is largely related to counterparties rated below investment grade. In 2009, 60% of the $256 million exposure was related to counterparties rated A or better by S&P. Moody’s Investors Services (Moody’s) credit ratings are lower. The notional value of direct contracts involving monoline insurers and credit derivative product companies was approximately $3.4 billion ($3.8 billion in 2009). Most contracts with these companies relate to collateralized debt obligations (CDOs) and credit default swaps (CDSs) within our trading portfolio and provide protection against losses arising from defaults. These instruments have minimal subprime exposure. Certain credit derivative product counterparty exposures are discussed further in the Exposure to Other Select Financial Instruments section.
          At October 31, 2010, BMO also held $811 million of securities insured by monoline insurers, of which $629 million were municipal bonds ($901 million and $630 million in 2009). General obligation municipal bonds, which have a charge on the taxing authority of the municipality, represent 89% of our municipal bond portfolio. Approximately 93% (91% in 2009) of the municipal bond portfolio is rated investment grade, including the benefits of the insurance guarantees. Approximately 85% (approximately 77% in 2009) of the municipal bond holdings have ratings exclusive of the insurance guarantees and all of those are rated investment grade.

64  BMO Financial Group 193rd Annual Report 2010

BMO-Sponsored Securitization Vehicles
BMO sponsors various vehicles that fund assets originated by either BMO (bank securitization vehicles) or its customers (Canadian customer securitization vehicles and U.S. customer securitization vehicle). We earn fees for providing services related to the securitizations in the customer securitization vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $97 million in 2010 and $93 million in 2009. Further disclosure on the impact of IFRS on these vehicles is provided on pages 70 to 73.
Bank Securitization Vehicles
Periodically, we sell loans to off-balance sheet entities or trusts, either for capital management purposes or to obtain alternate sources of funding. Gains on sales to the securitization vehicles, as well as revenues paid to us for servicing the loans sold, are recognized in income.
          BMO has retained interests in our three bank securitization vehicles, as we sometimes choose to or are required to purchase subordinated interests or maintain cash deposits in the entities, and we have also recorded deferred purchase price amounts. These latter amounts represent the portion of gains on sales to securitization vehicles that have not been received in cash. Retained interests recorded as assets in our Consolidated Balance Sheet as at October 31, 2010 and 2009 were $916 million and $1,015 million, respectively. In the event there are defaults on certain of the assets held by the vehicles, retained interests in those assets may not be fully recoverable and would then be written down. In addition, prepayments and changes in interest rates will affect the expected cash flows from the vehicles, which may result in partial write-downs of retained interests. During the year ended October 31, 2010, there was a $13 million write-down of retained interests in bank securitization vehicles ($12 million of write-downs in 2009).
          The assets of two of the vehicles consist of Canadian residential mortgages and the third holds Canadian credit card loans transferred from BMO. Our investment in the asset-backed commercial paper (ABCP) of vehicles that hold residential mortgages was $105 million ($55 million in 2009). ABCP issued by the vehicles holding mortgages is rated R-1 (high) by DBRS Limited (DBRS) and Prime-1 by Moody’s. We have provided $5.1 billion in liquidity facilities to the two vehicles that hold residential mortgages and no amounts had been drawn against these facilities at October 31, 2010. We have not provided liquidity facilities to the vehicle that holds credit card loans as it issues longer-term asset-backed securities and not ABCP. We hold subordinated notes issued by the credit card securitization vehicle with a face value of $257 million ($269 million in 2009). The asset-backed securities issued to third-party investors by the vehicle holding credit card loans are rated AAA by DBRS and Aaa by Moody’s. Further information on the impact of securitization activities on the consolidated financial statements is outlined in Note 8 on page 126 of the financial statements.
Canadian Customer Securitization Vehicles
The customer securitization vehicles we sponsor in Canada assist our customers with the securitization of their assets to provide them with an alternate source of funding. These vehicles provide clients with access to financing in the ABCP markets by allowing them to sell their assets into these vehicles, which then issue ABCP to investors to fund the purchases. In all cases, the sellers continue to service the transferred assets and are first to absorb any realized losses on the assets.
          Our exposure to losses relates to our investment in ABCP issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through backstop liquidity facilities. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan.
          BMO sometimes enters into derivative contracts with these vehicles to enable them to manage their exposures to interest rate and foreign exchange rate fluctuations. The fair value of such contracts at October 31, 2010 was $14 million, which was recorded as a derivative asset in our Consolidated Balance Sheet (derivative asset of $44 million in 2009).
          Most customer securitization vehicles are funded in the market, while some are funded directly by BMO. BMO consolidates the accounts of the customer securitization vehicles where BMO provides the funding, as the majority of the gains or losses of those vehicles are expected to accrue to BMO. Included in the total assets of the bank-funded vehicles of $290 million at year end were $4 million of mortgage loans with subprime or Alt-A characteristics. No losses have been recorded on BMO’s exposure to these vehicles.
          BMO’s investment in the ABCP of the market-funded vehicles totalled $46 million at October 31, 2010 ($328 million in 2009). No losses have been recorded on these investments.
          BMO provided liquidity support facilities to the market-funded vehicles totalling $3.0 billion at October 31, 2010 ($5.8 billion in 2009). This amount comprised part of other credit instruments outlined in Note 5 on page 122 of the financial statements. All of these facilities remain undrawn. The assets of each of these market-funded customer securitization vehicles consist primarily of diversified pools of Canadian automobile receivables and Canadian residential mortgages. These two asset classes represent 65% of the aggregate assets of these vehicles. Included in these assets are $210 million of Canadian residential mortgage loans with subprime or Alt-A characteristics.
          In the event we choose to or are required to terminate our relationship with a customer securitization vehicle, we would be obligated to hold any associated derivatives until their maturity. We would no longer receive fees for providing services relating to the securitizations, as previously described.
U.S. Customer Securitization Vehicle
We sponsor a U.S. ABCP multi-seller vehicle. This customer securitization vehicle assists our customers with the securitization of their assets to provide them with alternative sources of funding. The vehicle provides funding to diversified pools of portfolios through 75 (81 in 2009) individual securitization transactions with an average facility size of US$59 million. The size of the pools ranged from US$0.7 million to US$301 million at October 31, 2010. Residential mortgages classified as subprime or Alt-A comprise 0.4% of the portfolio.
          Approximately 63% of the vehicle’s commitments have been rated by Moody’s or S&P, and almost all of those are rated A or higher. Approximately $141 million of the commitments are insured by mono-lines, primarily MBIA Inc. and Ambac Financial Group. The guarantees relate to assets comprising debt secured by middle-market corporate loans, state lottery cash flows and pharmaceutical royalty cash flows. None of the insurance guarantees involve mortgages, asset-backed securities or structured-finance CDOs. The vehicle holds exposures secured by a variety of asset classes, including mid-market and corporate loans, commercial real estate and auto loans.
          The vehicle had US$3.2 billion of commercial paper outstanding at October 31, 2010 (US$4.4 billion in 2009). The ABCP of the vehicle is rated A1 by S&P and P1 by Moody’s. BMO has not invested in the vehicle’s ABCP. Outstanding commercial paper has consistently been purchased by third-party investors, notwithstanding market disruptions during the financial crisis, and pricing levels are in line with those of top-tier ABCP vehicles in the United States. BMO provides committed liquidity support facilities to the vehicle. The amount of the facilities was US$3.8 billion at October 31, 2010 (US$5.7 billion in 2009), all of which was undrawn. During 2010, in accordance with the terms of the supporting liquidity agreements, BMO directly funded six of the vehicle’s commercial accounts that were of lesser credit quality. These six accounts represented commitments of US$240 million, of which US$223 million is outstanding. Three of the accounts, representing exposure of US$140 million, have been classified as impaired and we established a US$45 million provision for credit losses in the year.

BMO Financial Group 193rd Annual Report 2010  65

MANAGEMENT’S DISCUSSION AND ANALYSIS

          BMO is also a counterparty to derivative contracts with the vehicle that are used to manage its exposure to interest rates. The fair value of derivative contracts outstanding with the vehicle and recorded in our Consolidated Balance Sheet was a derivative liability of $2.2 million at October 31, 2010 ($1 million in 2009). BMO is not required to consolidate the vehicle, as the vehicle has issued an expected-loss note to a third party. The holder of the note consolidates the vehicle as the noteholder is exposed to the majority of expected losses.
          In the event we choose to or are required to terminate our relationship with the vehicle, we would be required to settle any associated derivative contracts at their fair value and would no longer receive fees for the administration of the vehicle.
Credit Protection Vehicle
We also sponsor Apex Trust (Apex), a Canadian special purpose vehicle that comprises 12 tranches of diversified corporate credits, each of which has the benefit of first-loss protection. The 12 tranches in Apex have exposure to approximately 440 corporate credits that are diversified by geographic region and industry. Approximately 69% of the corporate credits are rated investment grade (25.6% rated higher than BBB and 43.7% rated BBB) and 30.6% are rated below investment grade. The ratings of the majority of the corporate credits have stabilized in 2010, with the number on review for downgrade decreasing and the number on review for upgrade increasing.
          Apex has issued $2.2 billion of notes (Apex Notes) with remaining terms of three and six years.
          A senior funding facility of $1.13 billion has been made available to Apex, with BMO providing $1.03 billion of that facility.
          BMO has entered into CDS contracts on the net notional positions in the structure with the swap counterparties and into offsetting swaps with the vehicle. BMO has exposure to losses on the notional amount above the $3.33 billion total amount of Apex Notes and senior funding facility. Based on their notional values, the contracts will expire in 2012 (24%), 2013 (40%), 2014 (6%) and 2016 (30%).
          After giving effect to the hedges we have entered into, BMO has no net exposure through the Apex Notes to realized credit losses in the tranches. Realized credit losses in Apex would only be incurred should losses on defaults on the underlying credits exceed the first-loss protection on a tranche. As detailed below, a significant majority of Apex’s positions benefit from substantial first-loss protection. There was minimal change in the levels of first-loss protection in 2010. We have hedged the first $515 million of loss exposure on our committed exposure under the senior funding facility. As of October 31, 2010, $nil ($112 million in 2009) was advanced through BMO’s committed share of the senior facility to fund collateral calls arising from changes in mark-to-market values of the underlying CDSs.
          Two of the 12 tranches have lower levels of first-loss protection than the others. If losses were realized by Apex investors on the full notional amounts of $1,217 million in the two weakest tranches, BMO’s exposure would be $nil, given the hedges that are now in place. Each of the other 10 tranches, which have a net notional amount of $20.1 billion, is rated from A (low) to AAA and has significant first-loss protection, ranging from 13% to 29% with a weighted average of 23.2%.
Structured Investment Vehicles
We hold subordinate capital notes of two BMO London-managed structured investment vehicles (SIVs), Links Finance Corporation (Links) and Parkland Finance Corporation (Parkland), with a carrying value of $nil. Our exposure to loss in the SIVs relates to our investments in the vehicles, derivative contracts we have entered into with the vehicles and senior funding we provide through a loan facility that was put in place in order to fund the repayment of the SIVs’ senior notes.
          The fair value of our derivative contracts outstanding with the SIVs was recorded in our Consolidated Balance Sheet as a derivative asset of $30 million ($12 million in 2009). We earned investment management fees of $2 million and $3 million in 2010 and 2009, respectively, for managing these portfolios.
          In the event we choose to or are required to terminate our relationship with these vehicles, any associated derivative contracts would be settled at their fair value.
          We provide senior-ranked support for the funding of Links and Parkland through BMO loan facilities, permitting the SIVs to continue the strategy of selling assets in an orderly and value-sensitive manner.
          At October 31, 2010, amounts drawn on the facilities totalled US$4.3 billion and €478 million (US$5.8 billion and €597 million in 2009). The loan facilities totalled US$4.5 billion for Links and €508 million for Parkland at October 31, 2010. Advances under the loan facilities rank ahead of the SIVs’ subordinated capital notes. Consistent with the strategy of selling assets in an orderly manner, the pace of asset sales was measured throughout 2010 as a result of market conditions. We anticipate that the SIVs will continue the strategy of selling assets in an orderly manner based upon market conditions and that asset sales in the near future will be modest. The total amount drawn under the loan facilities is primarily affected by the pace and price of asset sales and asset maturities. Amounts funded are expected to decrease from current levels based on these factors. We expect asset maturities of US$942 million and €116 million in 2011 and US$1,450 million and € 184 million in 2012. The remaining assets mature over time.
           The par value of the assets held by Links and Parkland totalled US$5.3 billion and €624 million, respectively (US$7.1 billion and €752 million in 2009). The market value of the assets held by Links and Parkland, including hedges and cash equivalents, totalled US$4.4 billion and €551 million, respectively (US$5.5 billion and €631 million in 2009). During 2010, there were maturities and repayments of assets totalling US$1.1 billion in Links and €105 million in Parkland, as well as asset sales of US$730 million in Links and €44 million in Parkland. The SIVs’ capital noteholders will continue to bear the economic risk from actual losses up to the full amount of their investment. The book value of the subordinated capital notes in Links and Parkland at October 31, 2010 was US$689 million and €141 million, respectively. Subsequent to year end, the SIVs recorded impairment charges related to Irish bank and insurance company subordinate debt of US$113 million and €19 million on par values of US$158 million and €29 million in Links and Parkland, respectively. These charges reduce the book value of the subordinated capital notes. For both Links and Parkland, BMO believes that the first-loss protection provided by the subordinate capital notes continues to exceed future expected losses.
          Links holds a portfolio of debt securities including subordinated commercial bank debt (43%), CBOs and CLOs with underlying assets that are primarily corporate obligations (14%), residential mortgage-backed securities (16%) and commercial mortgage-backed securities (8%). Links has 54% of its assets invested in the United States, 43% in Europe and 3% in other countries. Approximately 45% of Links debt securities are rated Aa3 or better by Moody’s (51% in 2009) with 88% rated investment grade (91% in 2009). Approximately 39% are rated AA– or better by S&P (47% in 2009) with 90% rated investment grade (92% in 2009). Parkland has a higher proportion of highly-rated assets than Links, and has 64% of its assets invested in Europe, 30% in the United States and the remainder in Australia and Canada. Certain debt securities are on credit watch for a ratings downgrade.

66  BMO Financial Group 193rd Annual Report 2010

Exposure to Other Select Financial Instruments, including Collateralized Debt Obligations (CDOs)
The following table provides additional detail on select financial instruments that are held in our trading and available-for-sale portfolios. BMO’s portfolios containing CDOs and collateralized loan obligations (CLOs) are in run-off mode, resulting in reduced exposures in 2010. Most of our CDOs and CLOs are hedged with other large financial institutions. Net CDO exposure was minimal at $13 million ($16 million in 2009), and net CLO exposure was also minimal at $29 million ($125 million in 2009).
          The differences between hedged investment amounts and the carrying value of hedged investment amounts reflect mark-to-market losses, which can be recovered through total return or credit default swaps (CDSs). The underlying securities consist of a wide range of corporate assets. Approximately 15% of hedged investment amounts have been hedged through swaps with a single financial institution rated A. The value of BMO’s interest in those hedges is supported by collateral held, with the exception of relatively modest amounts as permitted under counterparty agreements. Another 60%
of hedged investment amounts relate to two counterparties rated AA- for which we have recorded $94 million of gains on hedging contracts. The remaining 25% relate to a counterparty in wind-down mode, for which no gains have been recorded on hedging contracts.
          Amounts in the table below exclude CDS protection purchased from two credit derivative product company counterparties that has a market value of US$68 million (before deduction of US$39 million of credit valuation adjustments) and a corresponding US$1.5 billion CDO notional value in CDS protection provided to other financial institutions in our role as intermediary.
          The credit rating of one of the credit derivative product company counterparties is Ba1 and the subordinated notes of the other counterparty are rated Caa1. The underlying security on the two exposures consists of three pools of broadly diversified single-name corporate and sovereign credits. Each of the pools has from 90 to 134 credits, of which 62% to 83% are investment grade with first-loss protection that ranges from 5.9% to 19.2% with a weighted average of 11.1% based on notional value.

Exposures to Other Select Financial Instruments (Canadian $ in millions) (1)

		Carrying		Carrying
		value of		value of	Cumulative
		unhedged and	Hedged	hedged	loss in value	Cumulative	Net losses
	Tranche	wrapped	investment	investment	of hedged	gain on	on hedged
As at October 31, 2010	rating	investments	amounts	amounts	investments	hedges	investments

CDOs (2)	B	13						Sundry securities
	CCC or below		232	49	(183)	183	–	Hedged with a financial institution rated A

		13	232	49	(183)	183	–

CLOs	AAA		306	284	(22)	22		Hedged with monolines rated AA-
	A– to AA+		602	560	(42)	42		Hedged with monolines rated AA-
	A– to AA+		370	341	(29)		(29)	No hedge gains recorded with monoline in wind-down mode

			1,278	1,185	(93)	64	(29)

Residential MBS (3) No subprime	AAA	25						Mostly U.K. and Australian mortgages
U.S. subprime – wrapped	A– to AA+	1						Wrapped with monoline rated AA-
	CCC or below	7						Wrapped with monolines in wind-down mode or no longer rated

		33

Commercial MBS	AAA	3						European, U.K. and U.S. commercial real estate loans
	A– to AA+	88						Mostly Canadian commercial and multi-use residential loans

		91

Asset-backed	AAA	105						Mostly Canadian credit card receivables and auto loans
securities	BBB– to BBB+	143						Mostly Canadian credit card receivables and auto loans

		248

(1)	Most of the unhedged and wrapped investments were transferred to the available-for-sale portfolio effective August 1, 2008.

(2)	CDOs include indirect exposure to approximately $44 million of U.S. subprime residential mortgages. As noted above, this exposure is hedged via total return swaps with a large non-monoline financial institution.

(3)	Amounts exclude BMO Life Assurance holdings of $32.8 million of residential MBS and $230.9 million of commercial MBS.

U.S. Regulatory Developments
On July 21, 2010, U.S. President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act). The Act is broad in scope and we are assessing the impact of the legislation. The reforms include heightened consumer protection, regulation of the over-the-counter (OTC) derivatives markets, restrictions on proprietary trading by banks (referred to as the Volcker Rule), imposition of heightened prudential standards and broader application of leverage and risk-based capital requirements, greater supervision of systemically significant payment, clearing or settlement systems, restrictions on interchange fees, and the creation of a new financial stability oversight council of regulators with the objective of increasing stability by monitoring systemic risks posed by financial services companies and their activities. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall impact on us or the financial services industry more generally. We anticipate an increase in compliance costs and regulatory enforcement, and will be focused on managing the impact, particularly on our U.S. business, of regulatory changes given their complexity and breadth.

BMO Financial Group 193rd Annual Report 2010  67

MANAGEMENT’S DISCUSSION AND ANALYSIS
Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. Our arrangements with certain variable interest entities are addressed on pages 64 to 66 and 68 to 69 of this MD&A. The discussion that follows addresses our remaining off-balance sheet arrangements.
Credit Instruments
In order to meet the financial needs of our clients, we use a variety of off-balance sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements. We also write documentary and commercial letters of credit, which represent our agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.
          There are a large number of credit instruments outstanding at any time. Our customers are broadly diversified and we do not anticipate events or conditions that would cause a significant number of our customers to fail to perform in accordance with the terms of the contracts. We use our credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. We monitor off-balance sheet instruments to avoid undue concentrations in any geographic region or industry.
          The maximum amount payable by BMO in relation to these credit instruments was approximately $65 billion at October 31, 2010 ($73 billion in 2009). However, this amount is not representative of our likely credit exposure or liquidity requirements for these instruments as it does not take into account customer behaviour, which suggests only a portion will utilize the facility. It also does not take into account any amounts that could be recovered under recourse or collateralization provisions. Further information on these instruments can be found in Note 5 on page 122 of the financial statements.
          For the credit commitments outlined in the preceding paragraphs, in the absence of an event that triggers a default, early termination by BMO may result in a breach of contract.
Variable Interest Entities (VIEs)
Our interests in VIEs are discussed primarily on pages 64 to 66 in the BMO-Sponsored Securitization Vehicles and Structured Investment Vehicles sections and on pages 68 to 69 in the Accounting for Variable Interest Entities section. Capital and funding trusts are discussed below.
Capital and Funding Trusts
BMO Subordinated Notes Trust (SN Trust) issued $800 million of BMO Trust Subordinated Notes (SN Trust Notes) in 2007, the proceeds of which were used to purchase a senior deposit note from BMO. We hold all of the outstanding voting trust units in SN Trust and expect to do so at all times while the SN Trust Notes are outstanding. We are not required to consolidate SN Trust. BMO does not expect to terminate SN Trust while the SN Trust Notes are outstanding, unless SN Trust has sufficient funds to pay the redemption price on the SN Trust Notes and only with the approval of OSFI. We provide a $30 million credit facility to SN Trust, of which $5 million had been drawn at October 31, 2010 ($5 million in 2009). We guarantee payment of the principal, interest, redemption price, if any, and any other amounts on the SN Trust Notes on a subordinated basis.
          During 2009, BMO Capital Trust II (Trust II) was created to raise capital, through the issuance of $450 million of BMO Tier 1 Notes -Series A. Trust II used the proceeds of the offering to purchase a senior deposit note from BMO. We are not required to consolidate Trust II.
Guarantees
Guarantees include contracts under which we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of indebtedness are also considered guarantees. In the normal course of business, we enter into a variety of guarantees, including standby letters of credit, backstop and other liquidity facilities and derivatives contracts or instruments (including, but not limited to, credit default swaps and written options), as well as indemnification agreements.
          The maximum amount payable was $65 billion at October 31, 2010 ($82 billion in 2009). However, this amount is not representative of our likely exposure, as it does not take into account customer behaviour, which suggests that only a portion of the guarantees will require payment. It also does not take into account any amounts that could be recovered through recourse and collateral provisions.
          For a more detailed discussion of these agreements, please see Note 7 on page 125 of the financial statements.

Critical Accounting Estimates

The Notes to BMO’s October 31, 2010 Consolidated Financial Statements outline our significant accounting estimates. The following accounting estimates are considered particularly important, as they require significant judgments by management. Management has established detailed policies and control procedures that are intended to ensure these judgments are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of BMO’s assets and liabilities are appropriate.
Allowance for Credit Losses
The allowance for credit losses adjusts the value of loans to reflect their estimated realizable value. In assessing their estimated realizable value, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These include economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.
          One of our key performance measures is the provision for credit losses as a percentage of average net loans and acceptances. Over the past 10 years, for our Canadian peer group, the average annual ratio has ranged from a high of 1.24% in 2002 to a low of 0.17% in 2004.

68  BMO Financial Group 193rd Annual Report 2010

This ratio varies with changes in the economy and credit conditions. If we were to apply these high and low ratios to average net loans and acceptances in 2010, our provision for credit losses would range from $2,127 million to $292 million. Our provision for credit losses in 2010 was $1,049 million.
          Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit risk on page 80 as well as in Note 4 on page 120 of the financial statements.
Financial Instruments Measured at Fair Value
BMO records securities and derivatives at their fair value. Fair value represents our estimate of the amount we would receive, or would have to pay in the case of a derivative liability, in a current transaction between willing parties. We employ a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, derivative assets and derivative liabilities as at October 31, 2010, as well as a sensitivity analysis of our Level 3 assets, is disclosed in Note 29 on page 160 of the financial statements.
          Valuation models use general assumptions and market data, and therefore do not reflect the specific risks and other factors that would affect a particular instrument’s fair value. As a result, we incorporate certain adjustments when using internal models to establish fair values. These fair value adjustments take into account the estimated impact of credit risk, liquidity risk, valuation considerations, administrative costs and closeout costs. For example, the credit risk adjustment for derivative financial instruments incorporates credit risk into our determination of fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads.
          Valuation Product Control (VPC), a group independent of the trading lines of business, verifies the fair values at which financial instruments are recorded. For instruments that are valued using models, VPC identifies situations where valuation adjustments must be made to the model estimates to arrive at fair value.
          The methodologies used for calculating these adjustments are reviewed on an ongoing basis to ensure that they remain appropriate. Significant changes in methodologies are rare and are made only when we believe that the change will result in better estimates of fair value.
Valuation Adjustments ($ millions)

As at October 31	2010	2009

Credit risk	109	135
Liquidity risk	51	39
Administrative costs	9	8
Other	43	41

	212	223

Valuation adjustments made to model estimates to arrive at fair value were lower in 2010. The decrease in the adjustment for credit risk was due to narrower relative credit spreads between our counterparties and BMO.
Accounting for Securitizations
When loans are securitized, we record a gain or loss on sale. In determining the gain or loss, management must estimate the net present value of expected future cash flows by relying on estimates of the amount of interest and fees that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be repaid before their scheduled maturity, credit losses, the fair value cost of servicing and the rate at which to discount these estimated future cash flows. Actual cash flows may differ significantly from those estimated by management. If management’s estimate of future cash flows were different, our gain on securitization recognized in income would also be different.
          Additional information concerning accounting for securitizations, including a sensitivity analysis for key assumptions, is included in Note 8 on page 126 of the financial statements.
Accounting for Variable Interest Entities
In the normal course of business, BMO enters into arrangements with variable interest entities (VIEs). VIEs include entities where the equity is considered insufficient to finance the entity’s activities or for which the equityholders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses and/or being able to benefit from a majority of their expected residual returns.
          We determine whether an entity is a VIE and whether BMO holds a variable interest in that VIE based primarily on quantitative analysis. We perform a variety of complex estimation processes involving qualitative and quantitative factors to calculate and analyze a VIE’s expected losses and expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability of those cash flows and allocating the expected losses and expected residual returns among the identified parties holding variable interests. The analysis enables us to identify the party that is exposed to a majority of the VIE’s expected losses and/or expected residual returns, and thus determine which party should consolidate the entity.
          We are required to reconsider if consolidation is required when our obligation to absorb expected losses or right to receive expected residual returns increases. If there is a change in events that leads to BMO absorbing the majority of the expected losses or residual returns, BMO would be required to consolidate the VIE as of the date of the change.
          With respect to the credit protection vehicle Apex, reconsideration events include BMO purchasing additional Notes, granting additional liquidity facilities, increasing the amount of the loan extended by BMO beyond what is contemplated under the existing credit lending facilities, or guaranteeing repayment of Apex Notes held by third parties. Each of these reconsideration events could result in BMO absorbing additional expected losses or residual returns. We do not expect that such reconsideration events will occur in the near future.
          With respect to the structured investment vehicles Links and Parkland, reconsideration events include a purchase or sale by BMO of capital notes, provision of additional lending facilities, renegotiation of the loan facility provided by BMO, asset for capital note exchanges and provision of a guarantee by BMO to compensate noteholders for realized losses. The reconsideration event that is most likely to occur is a renegotiation of certain terms in our lending facilities. If we were to renegotiate certain terms of our lending facilities, we would not expect to consolidate the vehicles based on our current assessment of our exposure to expected losses.
          Reconsideration events for our Canadian multi-seller conduits include the purchase or sale by BMO of ABCP issued by the vehicles and the granting of additional liquidity facilities or credit enhancement. Since BMO regularly purchases and sells ABCP issued by our Canadian multi-seller conduits, we continually monitor our exposure to expected losses to ensure they do not approach consolidation thresholds.
          Reconsideration events for our U.S. multi-seller conduit include the granting of additional liquidity facilities or credit enhancement and a change in the size of the expected loss note. Repayment of the expected loss note would also be a reconsideration event and a third party would have to agree to absorb the exposure to the majority of the expected losses. Otherwise, BMO would be required to consolidate the vehicle. We monitor BMO’s exposure to expected losses as reconsideration events occur and increase the expected loss note so that consolidation is not required.

BMO Financial Group 193rd Annual Report 2010  69

MANAGEMENT’S DISCUSSION AND ANALYSIS
          Additional information concerning BMO’s involvement with variable interest entities is included on pages 64 to 66 as well as in Note 9 on page 128 of the financial statements.
Pension and Other Employee Future Benefits
BMO’s pension and other employee future benefits expense is calculated by our independent actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years. The expected rate of return on plan assets is a management estimate that significantly affects the calculation of pension expense. Our expected rate of return on plan assets is determined using the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed-income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Expected returns from other asset classes are established to reflect the risks of these asset classes relative to fixed-income and equity assets. The impact of changes in expected rates of return on plan assets is not significant for our other employee future benefits expense since only small amounts of assets are held in these plans.
          Pension and other employee future benefits expense and obligations are also sensitive to changes in discount rates. We determine discount rates at each year end for our Canadian and U.S. plans using high-quality corporate bonds with terms matching the plans’ specific cash flows.
          Additional information regarding our accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 23 on page 149 of the financial statements.
Other Than Temporary Impairment
We have investments in securities issued or guaranteed by Canadian or U.S. governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations, which are classified as available-for-sale securities. We review available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if an unrealized loss on the security represents impairment that is considered to be other than temporary. In making this assessment, we consider such factors as the type of investment, the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the investment long enough to allow for any anticipated recovery. The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in market interest rates, since we expect to realize the full value of these investments by holding them until maturity or when they recover in value.
          At the end of 2010, there were total unrealized losses of $25 million on securities for which cost exceeded fair value and an impairment write-down had not been recorded. Of this amount, $10 million related to securities for which cost had exceeded fair value for 12 months or more. These unrealized losses resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuer.
          Additional information regarding our accounting for available-for-sale securities and other securities and the determination of fair value is included in Note 3 on page 116 of the financial statements.
Income Taxes
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Shareholders’ Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.
          Additional information regarding our accounting for income taxes is included in Note 24 on page 155 of the financial statements.
Goodwill and Intangible Assets
Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the fair value of each group of businesses to ensure that the fair value of the group is greater than its carrying value. If the carrying value exceeds the fair value of the group, a more detailed goodwill impairment assessment would have to be undertaken. In determining fair value, we employ internal valuation models such as discounted cash flow models consistent with those used when we acquire businesses. These models are dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisitions and the availability of comparable acquisition data. Changes in each of these assumptions will affect the determination of fair value for each of the business units in a different manner. Management must exercise judgment and make assumptions in determining fair value, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down. At October 31, 2010, the estimated fair value of each of our groups of businesses was greater than its carrying value.
          Intangible assets are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. There are no intangible assets with indefinite lives. We test intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. No such impairment was identified for the years ended October 31, 2010, 2009 and 2008.
          Additional information regarding the composition of goodwill and intangible assets is included in Note 13 on page 138 of the financial statements.
Insurance-related Liabilities
Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the liability results from a change in the assumption on future investment yields. Future investment yields may be sensitive to variations in reinvestment interest rates and impact the valuation of policy benefit liabilities accordingly. If the assumed yield were to increase by one percentage point, net income would increase by approximately $77 million. A reduction of one percentage point would decrease net income by approximately $71 million.
Contingent Liabilities
BMO and its subsidiaries are involved in various legal actions in the ordinary course of business.
          Contingent litigation loss provisions are recorded when it becomes likely that BMO will incur a loss and the amount can be reasonably estimated. BMO’s management and internal and external experts are involved in assessing any such likelihood and estimating any amounts involved. The actual costs of resolving these claims may be substantially higher or lower than the amounts provided. Additional information regarding contingent liabilities can be found in Note 28 on page 159 of the financial statements.

70  BMO Financial Group 193rd Annual Report 2010

Changes in Accounting Policies in 2010
There were no changes in accounting policies in 2010.

Future Changes in Accounting Policies – IFRS
Transition to International Financial Reporting Standards
Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ending January 31, 2012, prepared on an IFRS basis. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010 (transition date).
IFRS Transition Plan and Current Status
In order to meet the requirement to transition to IFRS, we established an enterprise-wide project and formed an Executive Steering Committee. The transition plan is comprised of three phases: a diagnostic review and assessment to identify potential differences between IFRS and the bank’s current accounting policies; implementation and education, which includes confirming actual differences between IFRS and the bank’s current accounting policies; and completion of all integration requirements for actual differences identified.
Phase I – Diagnostic Review and Assessment
The primary objective of Phase I was to complete a comprehensive review of the IFRS requirements relative to the bank’s current accounting policies in order to identify potential differences. This analysis identified the scope of the work required, allowing for the completion of a detailed implementation plan including timelines and resource requirements.
CURRENT STATUS
A detailed implementation plan was developed and approved by the IFRS Executive Steering Committee in 2009. Potential differences between IFRS and the bank’s current accounting policies have been fully documented.
Phase II – Implementation and Education
The key elements of Phase II include: confirming actual differences between IFRS and the bank’s current accounting policies and selecting policy options permitted under IFRS; identifying and implementing the necessary changes within our existing financial reporting and data collection processes and technology; assessing the impact on internal controls over financial reporting and disclosure; designing and implementing a technology-based solution to track and record IFRS-based financial information for the 2011 reporting year for comparative purposes; and developing and executing internal training and awareness programs to ensure sufficient financial reporting expertise and governance. Substantial completion of Phase II activities is expected in the first quarter of 2011.
CURRENT STATUS
Confirmation of Actual Differences and Implementation Requirements
The implementation activities have been organized by individual work streams (25 in total). We have substantially completed ten work streams: capital assets, leases, stock-based compensation, intangible assets, revenue recognition, foreign currency translation, earnings per share, borrowing costs, investment properties and business combinations. Based on our analysis to date, these work streams have not revealed any material differences relative to current BMO accounting practices. The remaining 15 work streams are all well advanced. Progress on the work streams related to the main accounting changes is outlined in the following section.
          The transition plan contemplates substantial completion of all work streams by the first quarter of 2011; however, we continue to closely monitor the work of the IASB on any changes to existing IFRS and adjust our project plan to reflect these developments.
Quantification of Key Impacts
The differences between the bank’s accounting policies and IFRS requirements, combined with our decisions on the optional IFRS 1 exemptions from retroactive application of IFRS, will result in measurement and recognition differences when we transition to IFRS. The net impact of these differences will be recorded in opening retained earnings, affecting shareholders’ equity. The accounting differences noted in the following section, Identification of Differences between the Bank’s Current Accounting Policies and the Requirements under IFRS, should not be considered a comprehensive list of the impacts of adopting IFRS, but rather the identification of certain key changes based on our analysis to date. Precisely quantifying all of the impacts that will result from adopting IFRS will be subject to the completion of all our project work streams, finalization of all decisions where choices of accounting policies are available, including optional exemptions from retroactive restatement available under IFRS 1, and the prevailing market conditions and economic circumstances at the time of transition.
          In response to the financial reporting issues emerging from the global financial crisis, the IASB plans to make revisions to or replace certain existing IFRS standards. In particular, we expect that there will be changes in the standards that address securities, hedging, provisions for credit losses, consolidation, pension and other employee future benefits, leases and insurance contracts. We do not expect any of these changes to be in effect until after the bank’s date of transition, with the result that the impact of adopting IFRS will extend beyond our transitional year. We continue to monitor and evaluate these potential future changes.
Identification of Differences between the Bank’s Current Accounting Policies and the Requirements under IFRS
Based on our analysis to date, the main accounting changes that will result from the adoption of IFRS are expected to be in the areas of pension and other employee future benefits, asset securitization, consolidation and accumulated other comprehensive loss on translation of foreign operations. The IFRS requirements associated with these areas differ from current BMO accounting policies such that there will likely be impacts on the bank’s balance sheets and statements of income. These impacts will also extend to our capital ratios. Other significant differences may be identified prior to our transition to IFRS. The differences described in the sections that follow are based on Canadian GAAP and IFRS that are in effect as of this date.
          OSFI has issued an IFRS advisory that permits a five-quarter phase-in of the adjustment to retained earnings arising from the first-time adoption of certain IFRS requirements for purposes of calculating certain ratios. Transitional relief for the impact on the Assets-to-Capital Multiple will also be provided in the form of excluding the effect of any on-balance sheet recognition of mortgages that were sold through Canada Mortgage and Housing Corporation (CMHC) programs up to March 31, 2010.
Pension and Other Employee Future Benefits
Under the IFRS employee benefits standard (IAS 19), we will continue to record pension and other employee future benefits expense as the cost of benefits earned in the year plus the interest cost on the obligation, net of the expected return on assets. IFRS provides two alternatives for how to account for the unrealized market-related gains or losses on pension fund assets and the impact of changes in discount rates on pension obligations (market-related amounts). We can either record these market-related amounts directly in equity or defer them on our balance sheet and amortize amounts in excess of 10% of our plan assets or benefit liability balances to pension expense over a period of approximately 12 years. We currently follow the second alternative. We have not yet finalized our decision on which alternative to elect for the accounting of market-related amounts. Additional information on our pension and other employee future benefits is included in Note 23 on page 149 of the financial statements.

BMO Financial Group 193rd Annual Report 2010  71

MANAGEMENT’S DISCUSSION AND ANALYSIS

          On transition to IFRS, we can either recalculate pension expense back to inception of the plans as though we had always applied the IFRS pension requirements or, alternatively, record market-related amounts that exist on November 1, 2010 directly in retained earnings (fresh start method).
          Should the bank elect the fresh start method, the result would be a reduction in retained earnings of approximately $1,200 million, a decrease in other assets of approximately $1,600 million and a decrease in other liabilities of approximately $400 million on November 1, 2010, the beginning of our comparative year. This would result in approximately a 65 basis point reduction in our Tier 1 Capital Ratio, which would be phased in over five quarters as permitted under OSFI’s IFRS advisory. Adopting this alternative would also result in reduced pension expense in future years since any deferred losses that exist on October 31, 2010 would not be amortized to pension expense.
          We have not yet finalized our decision on whether to elect the fresh start method as permitted under IFRS.
Asset Securitization
We have substantially completed our assessment of certain of our significant asset securitization programs and whether the loans and mortgages sold through these programs qualify for off-balance sheet treatment under IFRS. The assessment included our Canadian credit card loans and Canadian mortgage loans sold to the bank’s securitization vehicles and to the Canada Mortgage Bond program, a third-party securitization program. We assessed whether the loans and mortgages qualify for off-balance sheet treatment based on the transfer of the risks and rewards, as determined under the derecognition criteria contained in the IFRS financial instruments standard (IAS 39). Based on the analysis completed to date, our preliminary conclusion is that the loans or mortgages sold under these securitization programs will not qualify for off-balance sheet recognition under IFRS. Under Canadian GAAP, the mortgages and loans sold through these programs are removed from our balance sheet. Additional information on our asset securitization vehicles is included in Note 8 on page 126 of the financial statements.
          If the securitized assets sold to the securitization vehicles noted in the preceding paragraph were to be recognized on the bank’s balance sheet, assets and liabilities would increase by approximately $18 billion and opening retained earnings would be reduced by less than $100 million on November 1, 2010, the beginning of our comparative year. The reduction in retained earnings primarily represents the reversal of the gain on sale previously recognized in earnings. The interest and fees collected from customers, net of the yield paid to investors in the securitization vehicle, would be recorded in net interest income using the effective interest rate method over the term of the securitization and credit losses associated with loans and mortgages would be recorded in the provision for credit losses. The reduction in retained earnings would result in less than a 5 basis point reduction in our Tier 1 Capital Ratio, which would be phased in over five quarters, as permitted under OSFI’s IFRS advisory.
          We expect to complete our assessment of the asset securitization activity associated with selling the bank’s Canadian mortgage loans to certain other third-party asset securitization programs in the first and second quarters of 2011.
          The IASB’s project to revise the accounting requirements for securitization activities is currently on hold. We do not expect the existing accounting requirements impacting asset securitization to change prior to the bank’s transition to IFRS in 2012.
Consolidation
We have substantially completed our assessment of whether we are required to consolidate our credit protection vehicle and our structured investment vehicles when we transition to IFRS. We assessed the consolidation requirement based on whether the bank would in substance control the vehicles, as determined under the criteria contained in the IFRS consolidated and separate financial statements standard (IAS 27) and, where appropriate, SIC-12 (an interpretation of IAS 27). Our analysis considered whether the activities of the vehicles are conducted on behalf of the bank, the bank’s exposure to the risks and benefits, its decision-making powers over the vehicles, and whether these considerations demonstrate that the bank, in substance, controls the vehicles and therefore must consolidate them.
          Information on these vehicles, including total assets, our exposure to loss and our assessment of the consolidation requirement under Canadian GAAP, is included in Note 9 on page 128 of the financial statements.
Credit Protection Vehicle – Based on the analysis completed to date, our preliminary conclusion is that the bank would be required to consolidate this vehicle, as our analysis indicates that the bank, in substance, controls this vehicle, based on the definition of control under IFRS. Under Canadian GAAP, we are not required to consolidate this vehicle.
          Consolidation of this vehicle would impact the bank’s balance sheet, increasing assets and liabilities by approximately $500 million on November 1, 2010, the beginning of our comparative year. Our estimate incorporates the elections permitted under IFRS to fair value certain assets and liabilities of the credit protection vehicle, with changes in the fair value recorded in income as they occur. We do not expect any significant volatility in the bank’s net income under IFRS as a result of the fair value election, unless there is a significant downturn in market conditions, as any changes in the fair value of the assets and liabilities will largely offset each other as a result of the hedges the bank has put in place. The risk of volatility in net income will be reduced over time as the CDS contracts held by the vehicle mature. Based on their notional values, the contracts will expire as follows: 24% in fiscal 2012, 40% in fiscal 2013, 6% in fiscal 2014 and 30% in fiscal 2016.
Structured Investment Vehicles (SIVs) – Based on the analysis completed to date, our preliminary conclusion is that the bank would be required to consolidate the SIVs, as our analysis indicates that the bank, in substance, controls the SIVs, based on the definition of control under IFRS. Under Canadian GAAP, we are not required to consolidate the SIVs.
          Consolidation of the SIVs would increase assets and liabilities on the bank’s balance sheet by approximately $200 million on November 1, 2010, the beginning of our comparative year. This represents the amount by which the assets of the SIVs exceed the amount drawn on the loan facility the bank has made available to the SIVs as of November 1, 2010. Our estimate incorporates the election permitted under IFRS to fair value the assets and liabilities of the SIVs, with changes in the fair value recorded in income as they occur. We do not expect any significant volatility in the bank’s net income under IFRS as a result of the fair value election, unless there is a significant downturn in market conditions, as any changes in the fair value of the assets should be largely offset by changes in the fair value of the capital notes. The risk of volatility in net income will be reduced over time as the assets held by the vehicles mature. Based on their par value, we expect that 47% of the assets will mature by the end of fiscal 2012, 14% in fiscal 2013, 10% in fiscal 2014, 12% in 2015 and 17% between 2016 and 2028.
          The risk-weighted assets of the vehicles noted above are already included in the current determination of the bank’s risk-weighted assets. In addition, we do not expect the consolidation of these vehicles would result in any significant adjustment to opening retained earnings. As a result, we do not expect that consolidating any of these vehicles would have a significant impact on the calculation of our Tier 1 Capital Ratio.

72  BMO Financial Group 193rd Annual Report 2010

          We expect to complete our assessment of our U.S. customer securitization vehicle and our Canadian customer securitization vehicles and other less significant VIEs in the first and second quarters of 2011. If we were to consolidate our U.S. customer securitization vehicle and/or our Canadian customer securitization vehicles, we do not expect that this would result in any significant adjustment to opening retained earnings on November 1, 2010, the beginning of our comparative year.
          The IASB is scheduled to release a revised consolidation standard in 2011. It is unclear when adoption will be required; however, we expect that the existing consolidation standard will remain in place when the bank transitions to IFRS in 2012.
Accumulated Other Comprehensive Loss on Translation of Foreign Operations
On transition to IFRS, we can either recalculate translation differences on an IFRS basis as though we had always applied the IFRS requirements or reset the accumulated other comprehensive loss on translation of net foreign operations to zero.
          We expect to elect to reset our accumulated other comprehensive loss on translation of net foreign operations to zero. The impact on the bank’s balance sheet will be an increase of approximately $1,100 million in accumulated other comprehensive income and a corresponding reduction in retained earnings of approximately $1,100 million on November 1, 2010, the beginning of our comparative year. There will be no regulatory capital impact associated with this change.
IFRS 1 – First-Time Adoption of IFRS
IFRS 1 is a financial reporting standard that provides the framework for the transition to IFRS. The general principle under IFRS 1 is retroactive application, such that our opening balance sheet for the comparative year financial statements is to be restated as though the bank had always applied IFRS with the net impact shown as an adjustment to opening retained earnings. However, IFRS 1 contains certain mandatory exceptions and permits certain optional exemptions from full retroactive application. The mandatory exceptions include hedge accounting. We will not look back in time to determine whether we complied with IFRS hedge accounting requirements prior to transition. As long as we comply with IFRS on November 1, 2010, we can continue our hedge accounting without interruption. We have completed our assessment and have made the necessary changes so that hedge accounting will continue under IFRS. We are currently evaluating the optional exemptions under IFRS 1, the most significant of which are discussed in the following sections.
Business Combinations
The IFRS business combinations standard (IFRS 3) provides guidance on the measurement and recognition of business acquisitions that differs from the guidance under Canadian GAAP.
          IFRS requires all costs related to acquisition and restructuring to be expensed. Canadian GAAP permits the capitalization of certain of these costs. In addition, when consideration is paid to the seller in the form of shares issued by the buyer, the consideration is valued based on the market price of the shares at the closing date. Under Canadian GAAP, that valuation is based on an average of the market price of the shares over a reasonable period before and after the date the terms of the acquisition are agreed to and announced. These differences would affect the purchase price allocation, including the amount of goodwill recorded.
          IFRS 1 permits the application of the requirements in IFRS 3 to business acquisitions that are completed after the transition to IFRS (November 1, 2010) or retroactively back to a date of our choosing. Should we choose to adopt and apply IFRS 3 retroactively, we would be required to restate all past acquisitions from the date chosen up to our transition date.
Pension and Other Employee Future Benefits
Details on the options available can be found in the preceding section, Identification of Differences between the Bank’s Current Accounting Policies and the Requirements under IFRS.
Accumulated Other Comprehensive Loss on Translation of Foreign Operations
Details on the options available can be found in the preceding section, Identification of Differences between the Bank’s Current Accounting Policies and the Requirements under IFRS.
Internal Controls over Financial Reporting and Disclosure
We have determined that there will not be a significant impact on our internal controls over financial reporting and our disclosure controls and procedures resulting from the transition to IFRS. We will develop internal controls over tracking and communicating IFRS-based information for the IFRS comparative year, changes in the accounting treatment of the bank’s VIEs and securitized loans and certain additional disclosure requirements in the notes to the financial statements. These internal control modifications will be a key area of focus in the third and final phase of the transition, which begins in the first quarter of 2011.
Business Activities
On an ongoing basis, we assess whether there will be any impact on our business activities as we progress through our implementation activities. We are reviewing loan agreements and related loan covenant ratios in situations where our loan customers are also adopting IFRS. To date, we have not identified any other significant impacts on existing business activities that will result from adopting IFRS.
Information Technology
We have completed a detailed assessment of our existing financial information technology architecture and determined that no significant changes are required as a result of our transition to IFRS. We have developed a technology-based solution in the form of a comparative reporting tool that will track IFRS-based financial information during the comparative year. This will not require any significant modification to our existing financial reporting systems. The comparative reporting tool is currently undergoing testing and will be operational in the first quarter of 2011.
Financial Reporting Expertise and Governance
An internal IFRS educational program was launched in 2009 to ensure appropriate financial reporting expertise and governance when the bank begins to report on an IFRS basis. During 2009, detailed technical sessions relating to our findings in Phase I were presented to all our accounting and finance staff as well as certain other functional groups across the enterprise that may be affected by the transition to IFRS. We also launched, in 2009, training and awareness programs for our credit personnel who need to understand the impact of IFRS as they relate to any loan or credit customers that may also be adopting IFRS. In 2010, updated technical sessions were provided to the bank’s accounting and finance staff and other groups directly impacted by the conversion to IFRS. Quarterly educational sessions on specific IFRS topics were presented to the Audit Committee of our Board of Directors in 2009 and 2010.
Phase III – Completion of Integration Changes
We are developing a detailed plan for the third and final phase of the transition, the completion of all integration changes, which is scheduled to commence in 2011. This will include the development of controls and procedures necessary to restate our 2011 opening balance sheet and financial results on an IFRS basis in preparation for the transition to IFRS in fiscal 2012, finalizing decisions on policy options available under IFRS (such as exemptions from applying certain IFRS requirements on a retroactive basis), the development of plans to communicate to our internal and external stakeholders and an assessment of impacts on our internal management reporting processes, including planning and forecasting.
Caution
This Future Changes in Accounting Policies – IFRS section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 193rd Annual Report 2010  73

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President & Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.
          An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as at October 31, 2010 by BMO Financial Group’s management under the supervision of the CEO and the CFO. Based on this evaluation, the CEO and the CFO have concluded that, as at October 31, 2010, our disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO Financial Group.
          BMO’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations by management and directors of BMO; and provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          BMO Financial Group’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of our internal control over financial reporting using the framework and criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of October 31, 2010.
          BMO Financial Group’s auditors, KPMG LLP (Shareholders’ Auditors), an independent registered public accounting firm, has issued an audit report on our internal control over financial reporting. This audit report appears on page 111.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting in fiscal 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Shareholders’ Auditors’ Services and Fees
Pre-Approval Policies and Procedures
As part of BMO Financial Group’s corporate governance practices, the Board of Directors ensures the strict application of BMO’s corporate policy limiting the services provided by the Shareholders’ Auditors that are not related to their role as auditors. All services provided by the Shareholders’ Auditors are pre-approved by the Audit Committee as they arise, or through an annual pre-approval of amounts for specific types of services. All services comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.
Shareholders’ Auditors’ Service Fees
Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2010 and 2009 were as follows:

Fees ($ millions) (1)	2010	2009

Audit fees	12.4	12.0
Audit-related fees (2)	0.7	0.2
Tax fees	–	–
All other fees (3)	–	0.2

Total	13.1	12.4

(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission definitions.

(2)	Audit-related fees for 2010 and 2009 relate to fees paid for accounting advice, specified procedures on our Proxy Circular and other specified procedures.

(3)	All other fees for 2010 and 2009 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. Also included in 2010 and 2009 were translation services.

74  BMO Financial Group 193rd Annual Report 2010

Enterprise-Wide Risk Management

As a financial services company active in banking, investments, insurance and wealth management services, the management of risk is integral to our business. To achieve prudent and measured risk-taking, we are guided by an integrated risk management framework in our daily business activities and planning process. The Risk Management Group develops our risk appetite, risk policies and limits and provides an independent review and oversight function across the enterprise on risk-related issues.

  “Risk trends were generally positive in 2010 with credit costs down from 2009 and lower levels of market volatility.”
Tom Flynn
Executive Vice-President and Chief Risk Officer
BMO Financial Group
Strengths and Value Drivers
•	Comprehensive risk management framework, covering all risks in the organization.
•	Strong credit risk management discipline.
•	Credit portfolios performed well compared to our peers.
•	Strong foundation established by our Risk Evolution Program, which we continue to build on across the enterprise by identifying and implementing best practices.
•	Effective engagement with our lines of business allows us to appropriately understand and properly manage risk.
•	Proactive management of our portfolios to maximize recoveries on problem accounts.
Challenges
•	Weak U.S. economic and real estate conditions.
•	Uncertainty with respect to how businesses might evolve in what could be a lower growth environment.
•	Increasing regulatory change.

Our Functional Groups
Central Risk Group provides independent oversight and support in the establishment of enterprise-wide risk management policies, infrastructure and processes.
Operating Group Risk Areas provide integrated risk oversight to our business groups in the management of risk in support of the execution of our business strategies to optimize return on capital.

Our Priorities
•	Manage risk effectively throughout the economic cycle.
•	Bring a continuous improvement mindset to risk management capabilities and maintain a strong risk culture across the enterprise.
•	Enhance risk-based capital management across the enterprise.
•	Increase the articulation of our risk appetite across our lines of business.
•	Maximize the value of our impaired loans and problem accounts.
•	Maintain strong relationships with our regulators.
Our Path to Differentiation
•	Reinforce our three-lines-of-defence approach to risk management, which dictates that operating groups own the risk in their operations, Risk Management Group, along with other Corporate Support areas, provides independent oversight as a second line of defence, and Corporate Audit provides a third line of defence.
•	Within our independent oversight framework and the limits of our risk appetite, contribute to the Enterprise’s customer focus.
•	Promote excellence in risk management as a defining characteristic of BMO, both internally and externally.
•	Provide leadership in the management of enterprise risk and emerging risk-related industry concerns.

Key Performance Indicators	2010		2009		2008
	BMO	Peer	BMO	Peer	BMO	Peer
		avg.		avg.		avg.

Specific PCL as a % of average net loans and acceptances	0.61	0.58	0.85	0.74	0.61	0.43
Total PCL as a % of average net loans and acceptances	0.61	0.56	0.88	0.90	0.76	0.48
Net impaired loans as a % of average net loans and acceptances	0.78	0.96	0.77	0.93	0.72	0.98

Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2010 annual consolidated financial statements. They present required GAAP disclosures as set out by the Canadian Institute of Chartered Accountants (CICA) in CICA Handbook section 3862, Financial Instruments – Disclosures, which permits cross-referencing between the notes to the financial statements and the MD&A. See pages 114 and 122 of the financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
2010 Group Objectives and Achievements
Manage risk effectively in the changing economic environment.
•	Delivered strong credit performance with significantly lower credit losses year over year.
•	Managed market risk positions without significant volatility.
•	Reduced exposure to certain run-off portfolios.
Work with the operating groups to advance new business initiatives consistent with our risk appetite.
•	Worked with our operating groups to reinforce our risk culture and make risks more transparent.
•	Worked within our independent oversight framework and our risk appetite limits to meet our customers’ needs.
Further strengthen our risk management practices by expanding our capabilities and pursuing continuous improvement.
•	Reinforced our risk foundation which includes the three-lines-of-defence approach in place across the enterprise.
•	Strengthened our stress testing capabilities.
•	Strengthened our risk capital management practices.
•	Advanced our talent management strategy by upgrading the skills of our risk management professionals, delivering risk training across the enterprise and strengthening performance management.
•	Defined levels of skill and competency in risk management to help ensure that our people are assigned to roles that suit their capabilities.
Proactively manage our impaired loan portfolio to maximize its potential and minimize future credit losses.
•	Expanded roles and added resources to effectively manage the portfolio.

Framework and Risks
As a diversified financial services company active in a number of businesses, managing risk is integral to our operations. A disciplined and integrated risk management approach is essential to building competitive advantage and stability for our enterprise. It is intended to provide appropriate and independent risk oversight across the enterprise. It also requires that the Risk Management Group works with our lines of business to create transparency and maintain open communication.
          The impact of the economic downturn has lessened somewhat over the past year, although some sectors of the economy continue to experience the lingering effects of the recession. BMO has continued to exhibit the strong risk discipline that has served our customers and stakeholders well. While we and the financial services industry have learned lessons from the recent economic challenges, the prudent risk strategy that we built upon over the past several years has helped us maintain our solid financial position. We continue to expand our risk management infrastructure, build our capabilities and pursue continuous improvement while actively benchmarking our capabilities against risk management best practices. We believe that the steps we have taken, and the initiatives we continue to pursue, have positioned us appropriately to move forward and execute our strategy.
          Our enterprise integrated risk management framework includes our operating model and our risk governance structure, both of which are underpinned by our risk culture. Our framework is predicated on the three-lines-of-defence approach to the management of risk. This is fundamental to our operating model. The first line of defence in our management of risk is our operating groups, which are responsible for the risks in their business. Their mandate is to identify suitable business opportunities within our risk appetite and to adopt strategies and practices that will optimize

76  BMO Financial Group 193rd Annual Report 2010

return on capital or achieve other business objectives. Each operating group must ensure that it is acting within its delegated risk-taking authority, as set out in our corporate risk policies and limits. Limits are set for the operating groups, each of which has effective processes and controls in place to enable it to operate within these limits.
          Our second line of defence in the management of risk is provided by our Risk Management Group and other Corporate Support areas. These groups provide independent oversight. It is the responsibility of the Risk Management Group to recommend and set corporate risk management policies and establish infrastructure, processes and practices that address all significant risks across the enterprise. Risk Management Group works on the assessment, quantification, monitoring and reporting of all significant risks to senior management and, as appropriate, the Board of Directors.
          Our third line of defence is our Corporate Audit Group. This group monitors the efficiency and effectiveness of controls across various functions within our operations, the reliability of financial reporting, compliance with applicable laws and regulations and the implementation of significant initiatives.
Risk Governance
The foundation of our enterprise-wide risk management framework is a governance structure that includes a robust committee structure and a comprehensive set of corporate policies, which are approved by the Board of Directors or its committees, as well as supporting corporate standards and operating guidelines. This enterprise-wide risk management framework is governed through a hierarchy of committees and individual responsibilities as outlined in the following diagram.
          All elements of our risk management framework are reviewed on a regular basis by the Risk Review Committee of the Board of Directors to provide effective guidance for the governance of our risk-taking activities. In each of our operating groups, management monitors governance activities, controls and management processes and procedures and oversees their effective operation within our overall risk management framework. Individual governance committees establish and monitor further comprehensive risk management limits, consistent with and subordinate to the board-approved limits.
Limits and Authorities
BMO’s risk principles and risk appetite shape our risk limits, which are reviewed and approved annually by the Board of Directors and/or board and management committees:
•	Credit and Counterparty Risk – limits on country, industry, portfolio/ product segments, group and single-name exposures;
•	Market Risk – limits on Market Value Exposure and stress exposures; and
•	Liquidity and Funding Risk – limits on minimum levels of liquid assets and maximum levels of asset pledging, as well as guidelines approved by senior management for liability diversification and credit and liquidity requirements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Board of Directors is responsible for the stewardship of BMO and supervising the management of BMO’s business and affairs. The board, either directly or through its committees, is responsible for oversight in the following areas: strategic planning, defining risk appetite, identification and management of risk, capital management, promoting a culture of integrity, internal controls, succession planning and evaluation of senior management, communication, public disclosure and corporate governance.
Risk Review Committee of the Board of Directors (RRC) assists the board in fulfilling its oversight responsibilities in relation to BMO’s identification and management of risk, adherence to risk management corporate policies and procedures, and compliance with risk-related regulatory requirements.
Audit Committee of the Board of Directors independently monitors and reports to the Board of Directors on the effectiveness of disclosure controls and procedures and internal controls, including internal controls over financial reporting.
President and Chief Executive Officer (CEO) is directly accountable to the board for all of BMO’s risk-taking activities. The CEO is supported by the Risk Management Committee and its sub-committees, as well as Enterprise Risk and Portfolio Management.
Risk Management Committee (RMC) is BMO’s senior risk committee. RMC reviews and discusses significant risk issues and action plans that arise in executing the enterprise-wide strategy. RMC provides risk oversight and governance at the highest levels of management. This committee is chaired by the Chief Risk Officer (CRO).
RMC Sub-committees have oversight responsibility for the risk and balance sheet impacts of management strategies, governance, risk measurement and contingency planning. RMC and its sub-committees provide oversight over the processes whereby the risks incurred across the enterprise are identified, measured, monitored and reported in accordance with policy guidelines and are within delegated limits.
Enterprise Risk and Portfolio Management (ER&PM) includes independent oversight of the credit and counterparty, operational and market risk functions. It promotes consistency of risk management practices and standards across the enterprise. ER&PM facilitates a disciplined approach to risk-taking through the execution of independent transactional concurrence and portfolio management, policy formulation, risk reporting, stress testing, modelling, vetting and risk education responsibilities. This approach seeks to meet corporate objectives and to ensure that risks taken are consistent with BMO’s risk tolerance.
Operating Group CROs provide advice and independent risk oversight across all risk types, foster a high-performance risk culture at the operating group level and provide leadership for the operating group risk organizations.
Operating Groups are responsible for managing risk within their respective areas. They exercise business judgment and seek to ensure that policies, processes and internal controls are in place and that significant risk issues are appropriately escalated to ER&PM.

The Board of Directors, based on recommendations from the Risk Review Committee and the Risk Management Committee, delegates the setting of credit and market risk limits to the President and CEO, who in turn delegates more specific authorities to the CRO and the operating group CROs. These delegated authorities allow the officers to set risk tolerances, approve geographic and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities.
          These delegated authorities are reviewed and approved annually by the Board of Directors on the recommendation of the Risk Review Committee. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.
Risk Culture
At BMO, risk culture is characterized as the actions and behaviours exhibited by our employees and groups as they identify, interpret and discuss risk and make choices in the face of both opportunity and risk. Our risk culture shapes the way we view and manage risks, and also the way we work with our colleagues to assess the ongoing alignment of business strategies and activities within the limits of our risk appetite.
          Our risk culture encourages an engagement between Risk Management and our business groups that contributes to and enhances risk transparency. This promotes an understanding of the risks inherent in our businesses so that they can be managed appropriately. We encourage the open and timely sharing of information and ongoing discussions pertaining to risk to ensure that our understanding remains current. We also encourage the escalation of concerns regarding potential or emerging risks to senior management so that they can be evaluated and appropriate action taken. We actively incorporate risk appetite into our discussions, and work with the lines of business to consider appropriate risk-based measures when making business decisions.
          To enhance our risk management capabilities and support the ongoing strengthening of our risk culture, we continue to add to the available learning opportunities and have expanded our delivery of risk training across the enterprise. Our educational programs are designed to foster a deeper understanding of BMO’s capital and risk management frameworks across the enterprise, providing our Risk Management employees and management with the tools and awareness required to undertake their accountabilities for independent oversight regardless of their position in the organization. This education strategy has been developed in partnership with our Institute for Learning, our Risk Management professionals, external risk experts and teaching professionals. Our credit training program, together with defined job descriptions, provides training and practice in sound risk management as a prerequisite to the granting of appropriate discretionary limits to qualified professionals.
Risk Principles
The risks we face are classified as credit and counterparty, market, liquidity and funding, operational, insurance, business, model, strategic, regulatory, reputation and environmental. Risk-taking and risk management activities across the enterprise are guided by the following principles:
•	management of risk is a responsibility at all levels of the organization, employing the three-lines-of-defence approach;
•	our risk appetite is approved by the Risk Review Committee, and is aligned with BMO’s strategic direction;
•	ER&PM provides independent oversight of risk-taking activities across the organization;
•	ER&PM monitors our risk management framework to ensure that our risk profile is maintained within our established risk appetite and supported with adequate capital;
•	all material risks to which the enterprise is exposed are identified, measured, managed, monitored and reported;

78  BMO Financial Group 193rd Annual Report 2010

•	decision-making is based on a clear understanding of risk, accompanied by robust metrics and analysis;

•	business activities are developed, approved and conducted within established risk limits and should generate a level of return appropriate to their risk profile;

•	Economic Capital is used to measure and aggregate risk across all risk types and business activities to facilitate the incorporation of risk into the measurement of business returns; and

•	incentive compensation programs are designed and implemented to incorporate motivation that balances short-, medium- and long-term profit generation with the achievement of sustainable, non-volatile earnings growth, in line with our risk appetite.
Risk Appetite
Our risk appetite identifies the amount and type of risk that we are willing to accept given our guiding principles and our capital capacity. Senior management recommends our Risk Appetite Statement for approval by the Risk Management Committee and the Risk Review Committee of the Board of Directors. Our Risk Appetite Statement is defined in both quantitative and qualitative terms and, among other things, requires:
•	maintaining strong capital and liquidity and funding positions;
•	understanding the risks we face, and managing and monitoring them;
•	subjecting new product initiatives to a rigorous review and approval process to ensure risks are understood and can be managed;
•	providing adequate resources for Risk Management, Finance and other Corporate Support functions;
•	targeting a credit rating for BMO of AA- or better;
•	identifying, evaluating and minimizing exposure to low-probability adverse tail event risks that could jeopardize the bank’s credit rating, capital position or reputation;
•	maintaining a diversified and above-average quality lending portfolio relative to our peers;
•	value at risk (VaR) that is not outsized relative to our peers;
•	business practices and policies that ensure our reputation is safeguarded and protected at all times; and
•	optimizing risk-return, to facilitate the efficient and effective deployment of capital.
Risk Review and Approval
Risk review and approval processes are established based on the nature, size and complexity of the risks involved. Generally, the risk review and approval process is a formal review and approval of various categories by either an individual, group or sub-committee of the Risk Management Committee, independent of the originator. Delegated authorities and approvals by category are outlined below.
Portfolio transactions – Transactions are approved through risk assessment processes for all types of transactions, including dual signatory authorities for credit risk and transactional and position limits for market risk.
Structured transactions – The Reputation Risk Management Committee and Trading Products Risk Committee review new structured products and transactions with significant reputation, legal, accounting, regulatory or tax risk.
Investment initiatives – Documentation of risk assessments is formalized through our investment spending approval process, which is now reviewed and approved by Corporate Support areas.
New products and services – Policies and procedures for the approval of new or modified products and services offered to our customers are reviewed and approved by Corporate Support areas, as well as the Operational Risk Committee, Trading Products Risk Committee and Reputation Risk Management Committee, as appropriate.
Risk Reporting
Enterprise-level risk transparency and associated reporting are critical components of our framework and operating culture that help all levels of business leaders, risk leaders, committees and the Board of Directors to effectively exercise their business management, risk management and oversight responsibilities. Internal reporting includes Enterprise Risk Chapters, which synthesize the key risks and associated metrics that the organization currently faces. The Chapters highlight our most significant risks, as well as potential and emerging risks, to provide senior management and the Board of Directors with timely, actionable and forward-looking risk reporting on the significant risks our organization faces. This reporting includes material to facilitate assessments of these risks relative to our risk appetite and the relevant limits established within our framework. It also includes material on emerging risk.
          On a regular basis, reporting on risk is also provided to stakeholders, including regulators, external rating agencies and our shareholders, as well as to others in the investment community.
Risk-Based Capital Assessment
Two measures of risk-based capital are used by BMO. These are Economic Capital and Regulatory Capital. Both are aggregate measures of risk that we undertake in pursuit of our financial targets. Our operating model provides for the direct management of each risk type but also provides for the management of risks on an integrated basis. Economic Capital is our integrated internal measure of the risk underlying our business activities. It represents management’s estimation of the magnitude of economic losses that could occur if adverse situations arise, and allows returns to be adjusted for risks. Economic Capital is calculated for various risk types – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year.
          An enterprise-wide framework of scenario selection, analysis and stress testing assists in determining the relative magnitude of risks taken and the distribution of those risks across the enterprise’s operations under different conditions. Stress testing and scenario analysis measure the impact on our operations and capital of stressed but plausible operational, economic, credit and market events. Scenarios are designed in collaboration with our economists, Risk Management groups, Finance and lines of business, based on historical or hypothetical events, a combination thereof, or significant economic developments. Economic variables derived from these scenarios are then applied to all significant and relevant risk-taking portfolios across the enterprise. As stipulated by the Basel II Accord, BMO also conducts stress testing of regulatory credit capital across all material portfolios using the Advanced Internal Ratings Based (AIRB) Approach calculation methodology.
          We also conduct ongoing stress testing and scenario analysis designed to test BMO’s credit exposures to a specific industry, to several industries or to specific products that are highly correlated. These tests gauge the effect of various scenarios on default probabilities and loss rates in the portfolio under review. The results provide senior management with insight into the sensitivity of our exposures to the underlying risk characteristics of specific industries.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. This is the most significant measurable risk that BMO faces.
Credit and counterparty risk exists in every lending activity that BMO enters into, as well as in the sale of treasury and other capital markets products, the holding of investment securities and securitization activities. BMO’s robust and effective credit risk management begins with our experienced and skilled professional lending and credit risk officers, who operate in a dual control structure to authorize lending transactions. These individuals are subject to a rigorous lender qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction in accordance with comprehensive corporate policies, standards and procedures governing the conduct of credit risk activities.
Credit risk is assessed and measured using risk-based parameters:
Exposure at Default (EAD) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.
Loss Given Default (LGD) is the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default. LGD takes into consideration the amount and quality of any collateral held.
Probability of Default (PD) represents the likelihood that a credit obligation (loan) will not be repaid and will go into default. A PD is assigned to each account, based on the type of facility, the product type and customer characteristics. The credit history of the counterparty/ portfolio and the nature of the exposure are taken into account in the determination of a PD.
Expected Loss (EL) is a measure representing the loss that is expected to occur in the normal course of business in a given period of time. EL is calculated as a function of Exposure at Default, Loss Given Default and Probability of Default.
Unexpected Loss (UL) is a measure of the amount by which actual losses may exceed expected loss in the normal course of business in a given period of time.
Under Basel II, there are three approaches available for the computation of credit risk: Standardized, Foundation Internal Ratings Based and Advanced Internal Ratings Based (AIRB). We apply the AIRB Approach for calculations of credit risk in our portfolios, while our subsidiary Harris Bancorp Inc. currently uses the Standardized Approach. Pending approval from OSFI, we plan to adopt the AIRB Approach for Harris Bancorp Inc. in 2011.
Risk Rating Systems
BMO’s risk rating systems are designed to assess and measure the risk of any exposure. The rating systems differ for the consumer and small business portfolios and the commercial and corporate portfolios.
Consumer and Small Business
The consumer and small business portfolios are made up of a diversified group of individual customer accounts and include residential mortgages, personal loans, and credit card and small business loans. These loans are managed in pools of homogeneous risk exposures. For these pools, credit risk models and decision support systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to produce optimal credit decisions in a centralized and automated environment. The characteristics of both the borrower and the loan, along with past portfolio experience, are used to predict the credit performance of new accounts. These metrics are used to define the overall credit risk profile of the portfolio, predict future performance of existing accounts for ongoing credit risk management and determine both Economic Capital and Basel II regulatory capital. Every exposure is assigned risk parameters, PD, LGD and EAD based on the performance of the pool, and these assignments are updated monthly. The PD risk profile of the AIRB Retail portfolio at October 31, 2010, was as follows:

PD risk profile	PD range	% of Retail EAD

Exceptionally low	≤ 0.05%	38.8
Very low	> 0.05% to 0.20%	20.3
Low	> 0.20% to 0.75%	23.7
Medium	> 0.75% to 7.00%	15.6
High	> 7.00% to 99.99%	1.3
Default	100%	0.3

Commercial and Corporate Lending
Within the commercial and corporate portfolios, we utilize an enterprise-wide risk rating framework that is applied to all of our sovereign, bank, corporate and commercial counterparties. This framework is consistent with the principles of Basel II, under which minimum regulatory capital requirements for credit risk are determined. One key element of this framework is the assignment of appropriate borrower risk ratings to help quantify potential credit risk. BMO’s risk rating framework establishes counterparty risk ratings using methodologies and rating criteria based on the specific risk characteristics of each counterparty. The resulting rating is then mapped to a probability of default over a one-year time horizon. As counterparties migrate between risk ratings, the probability of default associated with the counterparty changes.
          We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded. Future losses are estimated based on the expected proportion of the exposure that will be at risk if a counterparty default occurs, through an analysis of transaction-specific factors such as the nature and term of the loan, collateral held and the seniority of our claim. For large corporate transactions, we also utilize unexpected loss models to assess the extent and correlation of risks before authorizing new exposures.

Material in blue-tinted font above is an integral part of the 2010 annual consolidated financial statements (see page 75).

80  BMO Financial Group 193rd Annual Report 2010

As evidenced in the table below, our internal risk rating system maps in a logical manner to the External Rating Agencies.
Borrower Risk Rating Scale

Moody’s Investors
BMO		Service implied	Standard & Poor’s
rating	Description of risk	equivalent	implied equivalent

Investment grade
I-1	Undoubted and Sovereign	Aaa Sovereign	AAA Sovereign
I-2	Undoubted	Aaa/Aa1	AAA/AA+
I-3	Minimal	Aa2/Aa3	AA/AA-
I-4	Modest	A1/A2/A3	A+/A/A-
I-5	Modest	Baa1	BBB+
I-6	Average	Baa2	BBB
I-7	Average	Baa3	BBB
Non-investment grade
S-1	Acceptable	Ba1	BB+
S-2	Acceptable	Ba2	BB
S-3	Marginal	Ba3	BB-
S-4	Marginal	B1	B+
Watchlist
P-1	Uncertain	B2	B
P-2	Watchlist	B3	B-
P-3	Watchlist	Caa/C	CCC/C
Default and Impaired
D-1	Default	C	D
D-2	Default and Impaired	C	D

Policies and Standards
BMO’s credit risk management framework is built on governing principles defined in a series of corporate policies and standards, which flow through to more specific guidelines and procedures. These are reviewed on a regular basis to ensure they are current and consistent with BMO’s risk appetite. The structure, limits, collateral requirements, ongoing management, monitoring and reporting of our credit exposures are all governed by these credit risk management principles.
Credit Risk Governance
The Risk Review Committee of the Board of Directors ultimately provides oversight for the management of all risks faced by the enterprise, including credit risk. Operating practices include the ongoing monitoring of credit risk exposures and regular portfolio and sector reporting to the board and senior management committees. Performing accounts are reviewed on a regular basis, with most commercial and corporate accounts reviewed at least annually. The credit review process provides an appropriate structure, including covenant monitoring, for each account. The frequency of review is increased in accordance with the likelihood and size of potential credit losses, with deteriorating higher-risk situations referred to specialized account management groups for closer attention, when appropriate. Corporate Audit Group reviews and tests management processes and controls and samples credit transactions for adherence to credit terms and conditions, as well as to governing policies, standards and procedures. In addition, we carry out regular portfolio sector reviews, including stress testing and scenario analysis based on current, emerging or prospective risks.
Portfolio Management
BMO’s credit risk governance policies provide for an acceptable level of diversification. Limits are in place for several portfolio dimensions, including industry, country, product and single-name concentrations, as well as transaction-specific limits. At year end, our credit assets consisted of a well-diversified portfolio comprised of millions of clients, the majority of them consumers and small to medium-sized businesses.
          BMO employs a number of measures to mitigate and manage credit risk. These measures include but are not limited to strong underwriting standards, qualified professional risk managers, a robust monitoring and review process, the redistribution of exposures, and the purchase or sale of insurance through guarantees or credit default swaps.
          Total enterprise-wide outstanding credit exposures were $378 billion at October 31, 2010, comprised of $251 billion in Canada, $102 billion in the United States and $25 billion in other jurisdictions. Credit portfolio quality is discussed on page 40. Note 4 on page 120 of the financial statements and Tables 11 to 19 on pages 102 to 105 provide details of BMO’s loan portfolios, impaired loans and provisions and allowances for credit losses.
Collateral Management
The purpose of collateral for credit risk mitigation is to minimize losses that would otherwise be incurred and to protect funds employed in credit risk activities. Depending on the type of borrower, the assets available and the structure and term of the credit requirements, collateral can take various forms. Investment grade liquid securities are regularly pledged in support of treasury counterparty facilities. For corporate and commercial borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery and real estate, or personal assets pledged in support of guarantees. On an ongoing basis, collateral is subject to regular valuation as prescribed in the relevant governing policies and standards, which incorporate set formulas for certain asset types in the context of current economic and market circumstances.
Allowance for Credit Losses
Across all loan portfolios, BMO employs a disciplined approach to provisioning and loan loss evaluation, with the prompt identification of problem loans being a key risk management objective. BMO maintains both specific and general allowances for credit losses, the sum of which is sufficient to reduce the book value of credit assets to their estimated value. Specific allowances reduce the aggregate carrying value of credit assets for which there is evidence of deterioration in credit quality. We also maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, OSFI. The general allowance is reviewed on a quarterly basis and a number of factors are considered when determining the appropriate level of the general allowance. This includes a general allowance model that applies historical expected and unexpected loss rates, based on probabilities of default and loss given default factors, to current balances. For business loans, these

Material in blue-tinted font above is an integral part of the 2010 annual consolidated financial statements (see page 75).
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MANAGEMENT’S DISCUSSION AND ANALYSIS

historical loss rates are associated with the underlying risk rating of the borrower, which is assigned at the time of loan origination, monitored on an ongoing basis and adjusted to reflect changes in underlying credit risk. These loss rates are further refined with regard to industry sectors and credit products. For consumer loans, loss rates are based on historical loss experience for the different portfolios. Model results are then considered, along with the level of the existing allowance and management’s judgment regarding portfolio quality, business mix, and economic and credit market conditions, to determine the appropriate adjustment to the allowance.

Market Risk

Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default.
BMO incurs market risk in its trading and underwriting activities and structural banking activities.
          As part of our enterprise-wide risk management framework, we employ extensive governance and management processes surrounding market risk-taking activities. These include:
•	oversight by senior governance committees, including the Trading Products Risk Committee, Balance Sheet Management Committee, Risk Management Committee and Risk Review Committee;
•	an Economic Capital plan process that incorporates market risk measures (market value exposures, stress testing);
•	a process for the effective valuation of trading positions and measurement of market risk;
•	development of appropriate policies and corporate standards;
•	a well-developed limit-setting and monitoring process;
•	controls over processes and models used; and
•	a framework of scenario and stress tests for worst-case events.
High-level market risk measures for structural market risk include Earnings Volatility (EV) and Market Value Exposure (MVE). These positions are summarized in the table on page 85. The primary measure for market risk in trading and underwriting activities is MVE.
BMO’s Market Risk group provides independent oversight of trading and underwriting portfolios with the goal of ensuring:
•	market risk of trading and underwriting activities is measured and modelled in compliance with corporate policies and standards;
•	risk profiles of our trading and underwriting activities are maintained within our risk appetite, and are monitored and reported to traders, management, senior executives and board committees;
•	proactive identification and reporting to management, senior executives and board committees of specific exposures or other factors that expose BMO to unusual, unexpected, inappropriate or otherwise not fully identified or quantified risks associated with market or traded credit exposures; and
•	all individuals authorized to execute trading and underwriting activities on behalf of BMO are appropriately informed of BMO’s risk-taking governance, authority structure, procedures and processes by being given access to and guidance on the relevant corporate policies and standards.
BMO’s Market Risk group also provides oversight of Structural Market Risk managed by Corporate Treasury.

Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period.
Market Value Exposure (MVE) is a measure of the adverse impact of changes in market parameters on the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and composition of the portfolios to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of Value at Risk and Issuer Risk.
Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, equity and commodity prices and their implied volatilities. This measure calculates the maximum likely loss from portfolios, measured at a 99% confidence level over a specified holding period.
Issuer Risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of fixed-income instruments and similar securities. Issuer risk is measured at a 99% confidence level over a specified holding period.
Trading and Underwriting Market Risk
To capture the multi-dimensional aspects of market risk effectively, a number of metrics are used, including VaR, stress testing, option sensitivities, position concentrations, market and notional values and revenue losses.
          VaR and stress testing are portfolio estimates of risk but have limitations. Among the limitations of VaR are its assumption that all positions can be liquidated within the assigned one-day holding period (ten-day holding period for regulatory calculations), which may not be the case in illiquid market conditions, and that historical data can be used as a proxy to predict future market events. Scenario analysis and probabilistic stress testing are performed daily to determine the impact of unusual and/or unexpected market changes on our portfolios. As well, historical and event stresses are tested on a weekly basis. Scenarios are amended, added or deleted to better reflect changes in underlying market conditions. The results are reported to the lines of business, Trading Products Risk Committee, Risk Management Committee and Risk Review Committee on a regular basis. Stress testing is limited by the number of scenarios that can be run, and by the fact that not all downside scenarios can be predicted and effectively modelled. Neither VaR nor stress testing are viewed as predictors of the

Material in blue-tinted font above is an integral part of the 2010 annual consolidated financial statements (see page 75).
82  BMO Financial Group 193rd Annual Report 2010

maximum amount of losses that could occur in any one day, because both measures are computed at prescribed confidence levels and could be exceeded in highly volatile market conditions. On a daily basis, exposures are aggregated by lines of business and risk type and monitored against delegated limit levels, and the results are reported to the appropriate stakeholders. The bank has a robust governance process in place for the adherence to delegated market risk limits. Excesses to established limits are escalated to senior management on a timely basis for resolution and appropriate action.
          Within the Market Risk group, the Valuation Product Control group checks whether the valuations of all trading and underwriting portfolios within BMO are materially accurate by:
•	developing and maintaining valuation adjustment/reserve policies and procedures in accordance with regulatory requirements and GAAP;
•	establishing official rate sources for valuation of mark-to-market (MTM) portfolios; and
•	providing an independent review of trading books where trader prices are used for valuation of mark-to-market portfolios.
The Valuation Control processes include all over-the-counter (OTC) and exchange-traded instruments that are booked within Capital Markets Trading portfolios. These include both trading and available-for-sale (AFS) securities. Valuation Products Control group also performs an independent valuation of certain portfolios outside of Capital Markets Trading Products.
          Trader valuations are reviewed to determine whether they align with an independent assessment of the market value of the portfolio. If the valuation differences exceed the prescribed tolerance threshold, a valuation adjustment is recorded in accordance with accounting policy and regulatory requirements. Prior to the final month-end general ledger close, meetings are held between staff from the line of business, Market Risk, Capital Markets Finance and Accounting Policy groups to review all valuation reserves and adjustments that are established by the Market Risk group.
          The Valuation Steering Committee is the senior management level valuation committee within the bank. It meets at least quarterly to address the more challenging valuation issues in the bank’s portfolios and acts as a key forum for discussing Level 3 positions and their inherent uncertainty.
          At a minimum, the following are considered when determining appropriate valuation adjustment levels: Credit Valuation Adjustments (CVA), close-out costs, uncertainty, administrative costs, liquidity and model risk. Also, a fair value hierarchy is used to categorize the inputs used in the valuation of securities, liabilities, derivative assets and derivative liabilities. Level 1 inputs consist of quoted market prices, Level 2 inputs consist of internal models that use observable market information and Level 3 inputs consist of internal models without observable market information. Details of Level 1, Level 2 and Level 3 fair value measurements can be found in Note 29 on page 160 of the financial statements.
          Our models are used to determine market risk Economic Capital for each of the lines of business and to determine regulatory capital. For capital calculation purposes, longer holding periods and/or higher confidence levels are used than are employed in day-to-day risk management. Prior to use, models are subject to review under the Model Risk Corporate Standard by our Model Risk and Vetting group. The Model Risk Corporate Standard outlines minimum requirements for the identification, assessment, monitoring and management of models and model risk throughout the enterprise.
          We measure the market risk for trading and underwriting portfolios that meet our criteria for trading book regulatory capital treatment using an internal models approach, as well as the market risk for money market portfolios that are subject to Available-for-Sale accounting rules under GAAP and are accorded banking book regulatory capital treatment. For trading and underwriting portfolios covered by the internal models approach, VaR is computed using BMO’s Trading Book Value at Risk model. This is a Monte Carlo scenario simulation model, and its output is used for market risk management and reporting of exposures. The model computes one-day VaR results using a 99% confidence level and reflects the correlations between the different classes of market risk factors.
          We use a variety of methods to verify the integrity of our risk models, including the application of backtesting against hypothetical losses. This process assumes there are no changes in the previous day’s closing positions. The process then isolates the effects of each day’s price movements against these closing positions. Models are validated by assessing how often the calculated hypothetical losses exceed the MVE measure over a defined period. Results of this testing confirm the reliability of our models.
          The correlations and volatility data that underpin our models are updated monthly, so that MVE measures are reflective of current volatility.
          In the fourth quarter of 2010, changes were made to the calculation of MVE for AFS positions to better align the risk methodology to that used for the MTM positions within the Trading Book. This change, in addition to increased exposures in the quarter, resulted in an increase in interest rate risk for AFS securities. In 2011, a further methodology change is planned to include additional risk factors within the MVE calculation. It is expected that this will lead to a further increase in the calculated MVE. In general, the approach to the measurement of risk and governance of AFS positions in the trading businesses will continue to evolve in recognition of their distinct accounting treatment — i.e. the way changes in market value are recorded in the financial statements.
          Market risk exposures arising from trading and underwriting activities are summarized in the following table.
Total Trading and Underwriting MVE Summary ($ millions)*

For the year ended October 31, 2010
(pre-tax Canadian equivalent)	Year-end	Average	High	Low

Commodity risk	(0.1)	(0.4)	(1.4)	(0.1)
Equity risk	(7.5)	(6.5)	(15.8)	(3.1)
Foreign exchange risk	(0.6)	(4.4)	(12.5)	(0.3)
Interest rate risk (mark-to-market)	(7.5)	(10.4)	(22.5)	(5.7)
Diversification	4.8	8.6	nm	nm

Comprehensive risk	(10.9)	(13.1)	(23.1)	(5.9)
Interest rate risk (AFS)	(7.4)	(5.6)	(8.8)	(2.8)
Issuer risk	(2.7)	(2.6)	(4.4)	(1.6)

Total MVE	(21.0)	(21.3)	(31.0)	(15.2)

*One-day measure using a 99% confidence level.
nm – not meaningful

For the year ended October 31, 2009
(pre-tax Canadian equivalent)	Year-end	Average	High	Low

Commodity risk	(0.7)	(0.7)	(1.7)	(0.4)
Equity risk	(10.2)	(9.6)	(16.3)	(5.5)
Foreign exchange risk	(0.8)	(3.4)	(8.2)	(0.4)
Interest rate risk (mark-to-market)	(18.4)	(16.3)	(29.1)	(9.2)
Diversification	11.4	10.1	nm	nm

Comprehensive risk	(18.7)	(19.9)	(31.2)	(13.4)
Interest rate risk (AFS)	(7.3)	(10.5)	(15.8)	(5.7)
Issuer risk	(1.9)	(3.5)	(9.5)	(1.3)

Total MVE	(27.9)	(33.9)	(52.1)	(24.2)

*One-day measure using a 99% confidence level.
nm – not meaningful

Material in blue-tinted font above is an integral part of the 2010 annual consolidated financial statements (see page 75).
BMO Financial Group 193rd Annual Report 2010  83

MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)	December 31 – Primarily reflects normal trading activity and month-end valuation adjustments. Daily Net Revenue $29.6MM.

(2)	March 31 – Reflects normal trading activity as well as the recognition of valuation adjustments including credit. Daily Net Revenue $68.8MM.

(3)	May 10 – Reflects normal trading activity and the recognition of credit valuation adjustments. Daily Net Revenue ($30.1MM).
(4)	June 30 – Primarily reflects monthly adjustment to record the taxable equivalent basis of certain transactions. Daily Net Revenue $41.9MM.

(5)	September 30 – Reflects normal trading activity, fee income and the recognition of valuation adjustments. Daily Net Revenue $45.6MM.

The distribution of our daily net revenue for the portfolios has been affected by periodic valuation adjustments as outlined in the notes to the preceding Trading and Underwriting Net Revenues versus Market Value Exposure graph.
Trading revenues include amounts from all trading and underwriting activities, whether accounted for as trading securities or AFS securities, as well as certain fees and commissions directly related to those activities.
Structural Market Risk
Structural market risk is comprised of interest rate risk arising from our banking activities (loans and deposits) and foreign exchange risk arising from our foreign currency operations. Structural market risk is managed by BMO’s Corporate Treasury group in support of high-quality earnings and maximization of sustainable product spreads.
          Structural interest rate risk arises primarily from interest rate mismatches and embedded options. Interest rate mismatches result from differences in the scheduled maturity, repricing dates or reference rates of assets, liabilities and derivatives. Embedded option risk results from product features that allow customers to alter scheduled maturity or repricing dates. Embedded options include loan prepayment and deposit redemption privileges and committed rates on unadvanced mortgages. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to a target duration, which is currently between two and three years, while embedded options are managed to low risk levels. The net interest rate mismatch is primarily managed with interest rate swaps and securities. Embedded option risk exposures are managed by purchasing options or through a dynamic hedging process.
          Structural foreign exchange risk arises primarily from translation risk associated with the net investment in our U.S. operations and from transaction risk associated with our U.S.-dollar-denominated net income..

Material in blue-tinted font above is an integral part of the 2010 annual consolidated financial statements (see page 75).

84  BMO Financial Group 193rd Annual Report 2010

Translation risk is managed by funding our net U.S. investment in U.S. dollars. Transaction risk is managed by assessing at the start of each quarter whether to enter into foreign exchange forward contract hedges that are expected to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations in the quarter on the expected U.S. dollar net income for the quarter. The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated results are affected, favourably or unfavourably, by movements in the Canadian/U.S. dollar exchange rate. The size of the impact on the Canadian dollar equivalents depends on the level of U.S.-dollar-denominated results and the movement in the exchange rate. If future results are consistent with the range of results for the past three years, each one cent decrease in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to change the Canadian dollar equivalents of U.S.-dollar-denominated net income (loss) before income taxes by between –$6 million and $10 million. An increase of one cent would have the opposite effect.
          Structural MVE and EV measures both reflect holding periods of between one month and three months and incorporate the impact of correlation between market variables.
          Structural MVE and EV are summarized in the following table. Structural MVE increased from the prior year primarily due to growth in common shareholders’ equity. Structural EV continues to be managed to low levels.
Structural Balance Sheet Market Value Exposure and
Earnings Volatility ($ millions)*

As at October 31
(Canadian equivalent)	2010	2009

Market Value Exposure (pre-tax)	(564.1)	(543.2)
12-month Earnings Volatility (after-tax)	(63.8)	(69.0)

*Measured at a 99% confidence interval.
In addition to MVE and EV, we use simulations, sensitivity analysis, stress testing and gap analysis to measure and manage interest rate risk. The interest-rate gap position is disclosed in Note 19 on page 143 of the financial statements.
          Structural interest rate sensitivity to an immediate parallel increase or decrease of 100 and 200 basis points in the yield curve is disclosed in the table below. This sensitivity analysis is performed and disclosed by many financial institutions and facilitates comparison with our peer group. The change in economic value sensitivity from the prior year reflects capital growth and higher interest rates. The asset-liability profile at the end of the year results in a structural earnings benefit from interest rate increases and structural earnings exposure to interest rate decreases.
Structural Interest Rate Sensitivity ($ millions)*

Canadian equivalent	As at October 31, 2010		As at October 31, 2009
	Economic	12-month	Economic	12-month
	value	earnings	value	earnings
	sensitivity	sensitivity	sensitivity	sensitivity
	pre-tax	after-tax	pre-tax	after-tax

100 basis point increase	(380.5)	20.9	(353.2)	11.0
100 basis point decrease	322.3	(70.3)	254.2	(75.6)

200 basis point increase	(815.1)	33.4	(779.2)	(10.6)
200 basis point decrease	738.2	(12.8)	392.8	(62.9)

*Exposures are in brackets and benefits are represented by positive amounts.
Models used to measure structural market risk project how interest rates and foreign exchange rates may change and predict how customers would likely react to the changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), our models measure how customers are likely to use embedded options to alter those terms. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), our models assume a maturity profile that considers historical and forecasted trends in balances. These models have been developed using statistical analysis and are validated through regular model vetting and backtesting processes and ongoing dialogue with the lines of business. Models used to predict customer behaviour are also used in support of product pricing and performance measurement.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.
Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings. It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.
          We actively manage liquidity and funding risk across the enterprise by holding liquid assets in excess of established minimum requirements at all times. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. Liquid assets are held both in our trading businesses and in supplemental liquidity pools that are maintained for contingencies. Liquidity and funding requirements consist of expected and stressed cash outflows. These arise from obligations to repay deposits that are withdrawn or not renewed, fund drawdowns on available credit and liquidity lines, purchase collateral for pledging and fund asset growth and strategic investments. Liquidity and funding requirements are assessed under expected and stressed economic, market, political and enterprise-specific environments, which determine the minimum required amount of liquid assets to be held at all times.
          Our liquidity and funding risk management framework includes:
•	oversight by senior governance committees, including the Balance Sheet Management Committee, Risk Management Committee and Risk Review Committee;

•	an independent oversight group within Corporate Treasury;

•	a Risk Review Committee-approved limit structure to support the maintenance of a strong liquidity position;

•	effective processes and models to monitor and manage risk;

•	strong controls over processes and models and their uses;

•	a framework of scenario tests for stressed operating conditions; and

•	contingency plans to facilitate managing through disruption.
In December 2009, the Basel Committee on Banking Supervision (BCBS) published for consultation an International framework for liquidity measurement, standards and monitoring. The framework contains two new liquidity measures, Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), and four monitoring tools (contractual maturity

Material in blue-tinted font above is an integral part of the 2010 annual consolidated financial statements (see page 75).

BMO Financial Group 193rd Annual Report 2010  85

MANAGEMENT’S DISCUSSION AND ANALYSIS

mismatch, concentration of funding, available unencumbered assets and market-related monitoring tools). The LCR is the ratio of the stock of high quality liquid assets to stressed net cash outflows over a 30-day time period. The NSFR is the ratio of the available amount of stable funding (one-year or greater) to the required amount of stable funding.
          The BCBS has stated that unlike the capital framework, for which extensive experience and data help inform the calibration, there is no similar track record for liquidity standards. For this reason the BCBS is proceeding carefully to refine the design and calibration in order to deliver a rigorous overall liquidity standard while avoiding unintended consequences to business models and funding structures. Additional guidance from the BCBS is expected before December 31, 2010. Based on the framework’s current design and calibration, the standards would result in higher costs for the banking industry, including BMO. An observation period for the LCR is scheduled to commence on January 1, 2011 and adoption of a minimum standard is scheduled to commence on January 1, 2015. An observation period for the NSFR is scheduled to commence on January 1, 2012 and adoption of a minimum standard is scheduled to commence on January 1, 2018.
          Fiscal 2010 began in an environment of improving global financial markets. Term wholesale funding volumes were increasing and credit spreads were decreasing. Governments and central banks were reducing the financial system support mechanisms they had introduced during the financial crisis. By mid-year, sovereign debt concerns developed in a number of European countries; however, these concerns were largely restricted to the European financial system. BMO’s liquidity and funding management framework was effective in ensuring we maintained a strong liquidity position throughout the year, and continues to help ensure that we maintain a strong position.
          Data provided in this section reflect BMO’s consolidated position. BMO subsidiaries include regulated and foreign entities, and therefore movements of funds between companies in the corporate group are subject to the liquidity, funding and capital adequacy considerations of the subsidiaries, as well as tax considerations. In recognition of these matters, BMO’s liquidity and funding positions are managed on both a consolidated and key legal entity basis.
          Three of the measures we use to evaluate liquidity and funding risk are the liquidity ratio, the level of core deposits, and the customer deposits and capital to loans ratio.
          The liquidity ratio represents the sum of cash resources and securities as a percentage of total assets. BMO’s liquidity ratio was 35.0% at October 31, 2010, up from 31.9% in 2009. The liquidity ratio averaged 29.8% for the years 2006 to 2008. The ratio reflects a strong liquidity position.
          Cash and securities totalled $144.0 billion at the end of the year, compared with $124.1 billion in 2009. Liquidity provided by cash and securities is supplemented by securities borrowed or purchased under resale agreements, which also can be readily converted into cash or cash substitutes to meet financial commitments. Securities borrowed or purchased under resale agreements totalled $28.1 billion at the end of the year, down from $36.0 billion in 2009.
          In the ordinary course of business, a portion of cash, securities and securities borrowed or purchased under resale agreements is pledged as collateral to support trading activities and participation in clearing and payment systems, in Canada and abroad. At October 31, 2010, $49.9 billion of cash and securities and $19.6 billion of securities borrowed or purchased under resale agreements had been pledged, compared with $39.3 billion and $25.6 billion, respectively, in 2009. These changes were driven by trading activities. Additional information on cash and securities can be found in Table 5 on page 97 and in Notes 2 and 3 beginning on page 116 of the financial statements.
          Core deposits are comprised of customer operating and savings account deposits and smaller fixed-date deposits (less than or equal to $100,000). Canadian dollar core deposits totalled $98.6 billion at the end of the year, up from $95.4 billion in 2009, and U.S. dollar and other currency core deposits totalled US$33.5 billion at the end of the year, up from US$27.7 billion in 2009. The increase in our U.S. dollar and other currency core deposits reflects investor preference for bank deposits, as well as growth through U.S. acquisitions. Larger fixed-date customer deposits totalled $20.1 billion at the end of the year, compared with $22.5 billion in 2009. Total deposits increased $13.1 billion during 2010 to $249.3 billion at the end of the year. The increase in total deposits primarily reflects an increase in core deposits used to fund loan growth and an increase in non-core deposits to fund securities growth.
          Our large base of customer deposits, along with our strong capital base, reduces our requirements for wholesale funding. Customer deposits and capital equalled 104.1% of loans at the end of the year, down from 106.6% in the prior year.
          Our funding philosophy requires that wholesale funding used to support loans is longer term (typically maturing in two to ten years) to better match the terms to maturity of our loans. Wholesale funding that supports liquid trading and underwriting assets and liquid available-for-sale securities is generally shorter term (maturing in less than two years). Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. In accordance with internal guidelines, our wholesale funding is diversified by customer, type, market, maturity term, currency and geographic region. BMO has the ability to raise long-term funding through various platforms, including a European Note Issuance Program, Canadian and U.S. Medium-Term Note Programs, a Global Covered Bond Program, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, and Canadian and U.S. senior (unsecured) deposits. Information on deposit maturities can be found in Table 20 on page 106.
          The credit ratings assigned to BMO’s senior debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. BMO’s ratings are indicative of high-grade, high-quality issues. They are: DBRS (AA); Fitch Ratings (AA–); Moody’s Investors Service (Aa2); and Standard & Poor’s Ratings Services (A+). DBRS, Fitch, Moody’s and S&P have a stable outlook for BMO. Should our credit ratings materially decrease, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have additional consequences, including those set out in Note 10 on page 130 of the financial statements.

Material in blue-tinted font above is an integral part of the 2010 annual consolidated financial statements (see page 75).
86  BMO Financial Group 193rd Annual Report 2010

Long-term Wholesale Funding Sources ($ millions)

As at October 31	2010	2009	2008	2007	2006

Unsecured long-term
wholesale funding	14,198	21,756	35,274	21,628	16,840
Secured long-term
wholesale funding	5,883	4,162	4,396	–	–
Mortgage and credit card
securitization issuances	26,906	28,047	25,077	12,992	9,792

Unsecured Long-term Wholesale Funding Maturities ($ millions)

As at October 31, 2010
Less than	1 to	2 to	3 to	4 to	Over
1 year	2 years	3 years	4 years	5 years	5 years	Total

3,483	2,884	2,067	525	2,130	3,109	14,198

Operational Risk

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.
As a large and diversified financial services company, BMO is exposed to potential loss arising from a variety of operational risks, including process failure, theft and fraud, regulatory non-compliance, business disruption, information security breaches and exposure related to outsourcing, as well as damage to physical assets. Operational risk is inherent in all our business activities, including the processes and controls used to manage credit risk, market risk and all other risks we face. While operational risk can never be fully eliminated, it can be managed to reduce exposure to financial loss, reputational harm or regulatory sanction.
          The three-lines-of-defence operating model establishes appropriate accountability for operational risk management. The operating groups are responsible for the day-to-day management of operational risk in a manner consistent with enterprise-wide principles. Independent risk management oversight is provided by Operating Group CROs, Group Operational Risk Officers, Corporate Support areas and Enterprise Operational Risk Management. Operating Group CROs and Operational Risk Officers independently assess group operational risk profiles, identifying material exposures and potential weaknesses in controls and recommending appropriate mitigation strategies and actions. Corporate Support areas, including key areas such as Finance, Business Continuity, Legal and Compliance, Human Resources and Technology, develop the tools and processes to independently manage specialized operational risks across the organization. Enterprise Operational Risk Management establishes the Operational Risk Management Framework and Strategy as well as the necessary governance framework.
Operational Risk Management Framework (ORMF)
The ORMF defines the processes we use to identify, measure, manage, monitor and report key operational risk exposures. A primary objective of the ORMF is to ensure that our operational risk profile is consistent with our risk appetite and supported with adequate capital. The key programs, methodologies and processes developed to support the framework are highlighted below. Enhancements to the ORMF are ongoing, giving due consideration to emerging industry and regulatory guidance as detailed in the Basel II Capital Accord.
Risk and Control Self-Assessment (RCSA)
RCSA is an established process used by our operating groups to identify the key risks associated with their business strategies and the controls required for risk mitigation. The RCSA process provides a forward-looking view of the impact of the business environment and internal controls on operating group risk profiles. On an aggregate basis, RCSA results provide a consolidated view of operational risks relative to risk appetite.
Key Risk Indicators (KRIs)
Operating groups and Corporate Support areas are required to identify KRIs related to their material risks. KRIs are used to monitor operational risk profiles and are linked to thresholds that trigger management action. KRIs provide an early warning indicator of adverse changes in risk exposure.
Event Data Collection and Analysis
Internal loss data has been collected throughout the enterprise since 2004 and serves as an important means of measuring our operational risk exposure and identifying risk mitigation opportunities. Loss data is analyzed and benchmarked against external data and material trends are reported to senior management and our Board of Directors on a regular basis. BMO is a member of the Operational Risk Data Exchange, an international association of banks that share loss data information anonymously to assist in risk identification, assessment and modelling.
Capital Quantification
BMO uses The Standardized Approach (TSA) to determine Basel II regulatory capital requirements for operational risk. TSA processes and capital measures have been implemented at both the consolidated enterprise and applicable legal entity levels. The implementation of the Basel II Advanced Measurement Approach is a priority for the enterprise and will enable the quantification of operational risk capital using internal models and loss-based methodologies.
Scenario Analysis and Stress Testing
Stress testing measures the potential impact of plausible operational, economic, market and credit events on our operations and capital. Scenario analysis provides management with a better understanding of low-frequency, high-severity events and provides a gauge of enterprise preparedness for events that could create risks that exceed our risk appetite. Scenario analysis is an input in the calculation of operational risk capital under the Advanced Measurement Approach.
Reporting
Regular reporting of our enterprise operational risk profile to senior management and the board is an important element of our Operational Risk Management Framework. Operational risk reporting supports risk transparency and the proactive management of material operational risk exposures.
Governance
Operational risk management is governed by a robust committee structure as well as a comprehensive set of policies, standards and operating guidelines. Operational Risk Committee (ORC), a sub-committee of the Risk Management Committee, is the main decision-making committee for all operational risk management matters and has oversight responsibility for operational risk strategy, management and governance. ORC provides advice and guidance to the lines of business on operational risk assessments, measurement and mitigation, and related monitoring and change initiatives. ORC oversees the development of policies, standards and operating guidelines that give effect to the governing principles of the ORMF. These governance documents incorporate industry best practices and are reviewed on a regular basis to ensure they are current and consistent with our risk appetite.
Corporate Insurance Program
BMO’s corporate insurance program provides secondary mitigation of certain operational risk exposures. We purchase insurance in amounts that provide protection against unexpected material loss and when insurance is required by law, regulation or contractual agreement.

BMO Financial Group 193rd Annual Report 2010  87

MANAGEMENT’S DISCUSSION AND ANALYSIS
Insurance Risk
Insurance risk is the risk of loss due to actual experience being different than that assumed when an insurance product was designed and priced. Insurance risk exists in all our insurance businesses, including annuities and life, accident and sickness, and creditor insurance, as well as our reinsurance business.
Insurance risk consists of:
•	Claims risk – The risk that the actual magnitude or frequency of claims will differ from the levels assumed in the pricing or underwriting process. Claims risk includes mortality risk, morbidity risk and natural catastrophe risk.

•	Policyholder behaviour risk – The risk that the behaviour of policy-holders relating to premium payments, withdrawals or loans, policy lapses and surrenders and other voluntary terminations will differ from the behaviour assumed in the pricing calculations.

•	Expense risk – The risk that actual expenses associated with acquiring and administering policies and claims processing will exceed the expected expenses assumed in pricing calculations.
Insurance risk approval authority is delegated by BMO’s Board of Directors to senior management. A robust product approval process is a cornerstone for identifying, assessing and mitigating risks associated with new insurance products or changes to existing products. This process, combined with guidelines and practices for underwriting and claims management, promotes the effective identification, measurement and management of insurance risk. Reinsurance, which involves transactions that transfer insurance risk to independent reinsurance companies, is also used to manage our exposure to insurance risk by diversifying risk and limiting claims.
          Insurance risk is monitored on a regular basis. Actuarial liabilities are estimates of the amounts required to meet insurance obligations.
Liabilities are established in accordance with the standards of practice of the Canadian Institute of Actuaries and the CICA. The liabilities are validated through extensive internal and external reviews and audits. Assumptions underlying actuarial liabilities are regularly updated to reflect emerging actual experience. The Appointed Actuary of our Canadian insurance subsidiaries is appointed by the boards of directors and has statutory responsibility for providing opinions on the adequacy of provisions for the policyholder liabilities, the solvency of the insurance company and fairness of treatment of participating policyholders. In addition, the work of the Appointed Actuary is subject to an external, independent review by a qualified actuary every three years in accordance with OSFI Guideline E-15.
          The Board of Directors establishes approval authorities and limits and delegates these to the management teams of the insurance subsidiaries. The boards of directors of our insurance subsidiaries are responsible for the stewardship of their respective insurance companies. Through oversight and monitoring, the boards are responsible for determining that the insurance subsidiaries are managed and function in accordance with established insurance strategies and policies. ER&PM is responsible for providing risk management direction and independent oversight to the insurance businesses. This group also has the approval authority for activities that exceed delegated authorities and limits of the boards of the insurance companies, or that expose BMO to significant risk.
          Our insurance subsidiaries provide independent evaluation and reporting on insurance risk exposures to their boards of directors and at the enterprise level, including reporting to both Private Client Group management and the Risk Review Committee of the Board of Directors. Reporting includes an assessment of all risks facing the insurance subsidiaries, including top-line and emerging risks.

Business Risk
Business risk arises from the specific business activities of a company and the effects these could have on its earnings.
Business risk encompasses the potential causes of earnings volatility that are distinct from credit, market or operational risk factors. It identifies factors related to the risk that volumes will decrease or margins will shrink without the ability to compensate for this decline by cost cutting.
          BMO faces many risks that are similar to those faced by non-financial firms, principally that our profitability, and hence value, may be eroded by changes in the business environment or by failures of strategy or execution. Sources of these risks include, but are not limited to, changing client expectations, adverse business developments and relatively ineffective responses to industry changes.
          Within BMO, each operating group is responsible for controlling its respective business risk by assessing, managing and mitigating the risks arising from changes in business volume and cost structure, among other factors.

Model Risk
Model risk is the potential loss due to the risk of a model not performing or capturing risk as designed. It also arises from the possibility of the use of an inappropriate model or the inappropriate use of a model.
BMO uses models that range from the very simple to those that value complex transactions or involve sophisticated portfolio and capital management methodologies. These models are used to guide strategic decisions and to assist in making daily lending, trading, underwriting, funding, investment and operational decisions.
Models have also been developed to measure exposure to specific risks and to measure total risk on an integrated basis, using Economic Capital. We have strong controls over the development, implementation and application of these models.
          BMO uses a variety of models, which can be grouped within six categories:
•	valuation models for the valuation of assets, liabilities or reserves;

•	risk exposure models measuring credit risk, market risk, liquidity risk and operational risk, which also address expected loss and its applications;

88  BMO Financial Group 193rd Annual Report 2010

•	capital and stress testing models for measuring capital, allocating capital and managing Regulatory Capital and Economic Capital;

•	fiduciary models for asset allocation, asset optimization and portfolio management;

•	major business strategy models to forecast the possible outcomes of new strategies in support of our business decision process; and

•	models driven by regulatory and other stakeholder requirements.
Prior to use, models are subject to review under the Model Risk Corporate Standard by our Model Risk and Vetting group. The Model Risk Corporate Standard outlines minimum requirements for the identification, assessment, monitoring and management of models and model risk throughout the enterprise. All models are rated according to their risk levels, which determine the frequency of ongoing review. In addition to regularly scheduled model validation and vetting, model risk monitoring and oversight activities are in place so that models are managed, used and perform as expected, thereby increasing the likelihood of early detection of emerging issues.
          During the current year, BMO’s enterprise-wide Model Risk Management Framework was enhanced with additional emphasis on end-to-end stakeholder governance, including the establishment of a Model Risk Management Forum, a cross-functional group in which all stakeholders (model users, model owners and the Model Risk and Vetting Group) provide their input into the development, implementation and maintenance of the model risk framework and processes covering all models that are in use across the enterprise.

Strategic Risk
Strategic risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.
Strategic risk arises from: external risks inherent in the business environment within which BMO operates and the risk of potential loss if BMO is unable to deal with those external risks effectively. While external strategic risks – including economic, political, regulatory, technological, social and competitive risks – cannot be controlled, the likelihood and magnitude of their impact can be mitigated through an effective strategic risk management process.
          BMO’s Office of Strategic Management (OSM) oversees the governance and management processes for identifying, monitoring and mitigating strategic risks across the enterprise. A rigorous strategic management process incorporates a consistent approach to the development of strategies and incorporates accurate and comprehensive financial information linked to financial commitments.
          The OSM works with the lines of business and key corporate stakeholders during the strategy development process to promote consistency and adherence to strategic management standards. Included in this process is a review of the changing business environment within which each of our lines of business operates, including broad industry trends and the actions of our competitors. Strategies are reviewed with the Management Committee and the Board of Directors annually in interactive sessions designed to challenge assumptions and strategies in light of current and potential future environments.
          Performance commitments established through the strategic management process are regularly monitored and are reported upon quarterly, using both leading and lagging indicators of performance, so that strategies can be reviewed and adjusted when necessary. Regular strategic and financial updates are also monitored closely to identify any significant issues.

Regulatory Risk
Regulatory risk is the risk of not complying with regulatory requirements, regulatory changes or regulators’ expectations. Failing to properly manage regulatory risk may result in regulatory sanctions being imposed, and could harm our reputation.
The operating groups are responsible for the day to day management of their regulatory risk in a manner consistent with enterprise-wide policies. Legal, Corporate and Compliance Group (LCCG) provides independent risk management oversight through Deputy General Counsel and Chief Compliance Officers with designated operating group responsibility. These legal and compliance officers independently assess risk profiles, assist in identifying material control weaknesses and recommend mitigation strategies and actions. LCCG establishes the legal and compliance enterprise risk management framework, as well as the necessary governance framework.
          Regulation of the financial sector has received heightened attention during the past year, as new rules were proposed and enacted to reform regulatory and capital requirements. Significant developments included the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the United States and adoption of the International Regulatory Framework for Banks (Basel III). The Dodd-Frank Act is broad in scope and requires development of many new rules and regulations. It will be phased in over a period of several years. We continue to assess the impact these developments will have on our operations.
          During the past year we have undertaken a great deal of work in regards to Basel III. While there are uncertainties surrounding the Basel proposals, which will be addressed in the upcoming years, given the strength of our capital and liquidity positions, we believe that we are well positioned to adopt the known regulatory changes.
          Further information on our approach to the adoption of Basel III can be found in the Capital Management section on page 59, and the Liquidity and Funding section on page 85.

BMO Financial Group 193rd Annual Report 2010  89

MANAGEMENT’S DISCUSSION AND ANALYSIS
Reputation Risk

Reputation risk is the risk of a negative impact to BMO that results from the deterioration of BMO’s reputation among stakeholders. These potential impacts include revenue loss, reduced client loyalty, litigation, regulatory sanction or additional oversight, and declines in BMO’s share price.
BMO’s reputation is one of its most valuable assets. By protecting and maintaining this reputation, we can increase shareholder value, reduce the costs of capital and improve employee engagement.
          Fostering a business culture in which integrity and ethical conduct are core values is key to effectively protecting and maintaining BMO’s reputation.
          We believe that active, ongoing and effective management of reputation risk is best achieved by considering reputation risk issues in strategy development, strategic and operational implementation and transactional or initiative decision-making. Reputation risk is also managed through our corporate governance practices, code of conduct and risk management framework.
          All employees are responsible for conducting themselves in accordance with FirstPrinciples, BMO’s code of conduct, thus building and maintaining BMO’s reputation. The Reputation Risk Management Committee considers significant potential reputation risks to the enterprise, including the review of complex credit and structured-finance transactions as required.

Environmental Risk

Environmental risk is the risk of loss or damage to BMO’s reputation resulting from environmental concerns related to BMO or its customers. Environmental risk is often associated with credit and operational risk.
Environmental risk is addressed in our board-approved sustainability corporate policy. Environmental risk management activities are overseen by both the Corporate Sustainability and Environmental Sustainability groups, with support from our lines of business and other Corporate Support areas. Executive oversight of our environmental activities is provided by BMO’s Sustainability Council, comprised of executives representing the various areas of the organization. Senior management committees are provided with reports on the progress of activities mandated by our environmental strategy, as appropriate. Our environmental policies and practices are outlined in detail in our annual Corporate Responsibility Report and Public Accountability Statement and on our Corporate Responsibility website.
          Environmental risk covers a broad spectrum of issues, such as climate change, biodiversity and ecosystem health, unsustainable resource use, pollution, waste and water. We work with external stakeholders to understand the impact our operations have in the context of these issues, and we use this understanding to determine the consequences for our businesses.
          In addition, specific line of business guidelines outline how environmental risks inherent in lending activities are managed. Environmental risks associated with lending transactions are managed within BMO’s credit and counterparty risk framework. Specific guidelines related to climate change are applied to transactions with clients operating in emissions-intensive industry sectors, and we adhere to the standards set out in the Equator Principles, a framework for evaluating social and environmental risk in project finance transactions based on the World Bank’s International Finance Corporation Performance Standards.
          In 2010, we achieved carbon neutrality relative to energy consumption and transportation emissions across the company worldwide. This was done by engaging in consumption reduction measures, purchasing renewable energy for our operations in Canada and the United States and purchasing high-quality carbon offsets to neutralize the remaining emissions. BMO committed $10 million over five years to the Greening Canada Fund, the first voluntary carbon emissions reduction fund open only to Canadian corporations. The fund provides direct access to greenhouse gas emission offset credits and helps BMO invest in Canadian-based emission reduction projects.
Caution
This Enterprise-Wide Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

90  BMO Financial Group 193rd Annual Report 2010

Non-GAAP Measures

BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The adjacent table reconciles these non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
          At times, we indicate measures excluding the effects of certain items but we generally do so in conjunction with disclosure of the nearest GAAP measure and details of the reconciling item. Amounts and measures stated on such a basis are considered useful as they could be expected to be reflective of ongoing operating results or assist readers’ understanding of performance. To assist readers, we have also provided a schedule that summarizes notable items that have affected results in the reporting periods.
          Cash earnings, cash productivity and cash operating leverage measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of acquisition-related intangible assets to GAAP earnings to derive cash net income (and associated cash EPS), and deduct the amortization of acquisition-related intangible assets from non-interest expense to derive cash productivity and cash operating leverage measures.
          Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of added economic value.
          Income before provision for credit losses, income taxes and non-controlling interest in subsidiaries is considered a useful measure as it provides a measure of performance that excludes the effects of credit losses and income taxes, which can at times mask performance because of their size and variability.
GAAP and Related Non-GAAP Measures used in the MD&A

($ millions, except as noted)	2010	2009	2008

Total non-interest expense (a)	7,590	7,381	6,894
Amortization of intangible assets (1)	(36)	(43)	(42)

Cash-based non-interest expense (b) (2)	7,554	7,338	6,852

Net income	2,810	1,787	1,978
Amortization of intangible assets, net of income taxes	32	35	35

Cash net income (2)	2,842	1,822	2,013
Preferred share dividends	(136)	(120)	(73)
Charge for capital (2)	(1,888)	(1,770)	(1,535)

Net economic profit (2)	818	(68)	405

Net income	2,810	1,787	1,978
Provision for credit losses	1,049	1,603	1,330
Income taxes and non-controlling interest in subsidiaries	761	293	3

Income before provision for credit losses, income taxes and non-controlling interest in subsidiaries (2)	4,620	3,683	3,311

Revenue (c)	12,210	11,064	10,205
Revenue growth (%) (d)	10.4	8.4	9.2
Productivity ratio (%) ((a/c) x 100)	62.2	66.7	67.6
Cash productivity ratio (%) ((b/c) x 100) (2)	61.9	66.3	67.1
Non-interest expense growth (%) (e)	2.8	7.1	4.4
Cash-based non-interest expense growth (%) (f) (2)	2.9	7.1	4.5
Operating leverage (%) (d – e)	7.6	1.3	4.8
Cash operating leverage (%) (d – f) (2)	7.5	1.3	4.7
EPS (uses net income) ($)	4.75	3.08	3.76
Cash EPS (uses cash net income) ($) (2)	4.81	3.14	3.83

(1)	The amortization of non-acquisition-related intangible assets is not added back in the determination of cash-based non-interest expense and cash net income.

(2)	These are non-GAAP amounts or non-GAAP measures.
The table above outlines non-GAAP measures used by BMO together with their closest GAAP counterparts.

BMO Financial Group 193rd Annual Report 2010  91

MANAGEMENT’S DISCUSSION AND ANALYSIS
2009 Financial Performance Review
The preceding discussions in the MD&A focused on our performance in 2010. This section summarizes our performance in fiscal 2009 relative to fiscal 2008. As noted on page 26, certain prior year data has been restated to conform to the presentation in 2010, including restatements arising from transfers between operating groups. Further detail is provided on page 43.
          Net income decreased $191 million or 10% to $1,787 million in fiscal 2009 and earnings per share fell $0.68 or 18% to $3.08. Results for the year were affected by charges related to notable items totalling $474 million after tax ($0.88 per share). Results in 2008 were affected by charges related to notable items totalling $426 million after tax ($0.84 per share). Amounts are detailed in the Notable Items section on page 36. We also recorded elevated provisions for credit losses in 2009 and higher income taxes. Return on equity was 9.9%, down from 13.0% in 2008, primarily due to increases in the number of common and preferred shares, as well as lower net income.
          Revenue rose $859 million or 8.4% in 2009 to $11,064 million. Revenue in 2009 was reduced by charges of $521 million associated with notable items related to the impact of the weak capital markets environment. In 2008, revenue was reduced by $388 million of such charges. The higher charges in 2009 dampened revenue growth by $133 million. The stronger U.S. dollar increased overall revenue growth by $363 million or 3.5 percentage points, while the net impact of acquired businesses increased revenue growth by $172 million or 1.7 percentage points. The remaining increase was primarily attributable to business growth, as there was solid revenue growth in P&C Canada, P&C U.S. and BMO Capital Markets.
          Credit conditions remained difficult in 2009, with indications of stabilization appearing in the latter half of the year. BMO recorded a $1,603 million provision for credit losses, consisting of $1,543 million of specific provisions and a $60 million increase in the general allowance for credit losses. These amounts compare to a $1,330 million provision recorded in 2008, comprised of specific provisions of $1,070 million and a $260 million increase in the general allowance.
          Non-interest expense increased $487 million or 7.1% to $7,381 million. The net effect of businesses acquired in 2009 and 2008 increased expenses in 2009 relative to 2008 by $124 million (1.8%). The stronger U.S. dollar increased costs in 2009 by $216 million (3.1%). Other employee compensation expense, which includes salaries and employee benefits, was $368 million or 14% higher than in 2008. Approximately one third of this increase was due to $118 million of severance costs, one third to higher benefit costs and the remainder to business acquisitions in P&C U.S. and Private Client Group, as well as the stronger U.S. dollar. Benefit costs were increased by higher pension costs. Employment levels were reduced in 2009 by 900 full-time equivalent employees or 2.4% to 36,173 full-time equivalent employees at October 31, 2009 as a result of expense management efforts.
          The provision for income taxes was $217 million in 2009, compared with a $71 million recovery of income taxes in 2008. The effective tax rate in 2009 was a tax expense rate of 10.5%, compared with a recovery rate of 3.6% in 2008. Results included a recovery of prior years’ income taxes of $160 million in 2008. The higher effective tax rate in 2009 was mainly attributable to a lower recovery of prior years’ income taxes and a lower proportion of income from lower-tax-rate jurisdictions.
          Net income in P&C Canada rose $262 million or 23% from 2008 to $1,415 million. Revenue increased $493 million or 10% to $5,287 million.
Results largely reflected higher volumes in most products and improvements in net interest margin. There was very strong revenue growth across personal banking, commercial banking and cards and payment services. Non-interest expense increased $104 million or 3.8% to $2,837 million due to increases in employee benefits costs, performance-based compensation and occupancy and payment services costs, partially offset by lower business initiative spending and cost savings resulting from reduced employment levels.
          Net income in P&C U.S. increased $44 million to $286 million in 2009. On a U.S. dollar basis, net income increased $7 million or 3.0%. Revenue increased $226 million to $1,568 million, but increased $41 million or 3.2% on a U.S. dollar basis. The increase was largely driven by our Wisconsin acquisitions, strong deposit volume growth and gains on the sale of mortgages. This was partially offset by the impact of increases in impaired loans and the benefit in 2008 of the sale of a portion of our investment in Visa. Non-interest expense increased $127 million or 14% to $1,042 million, but increased only $12 million or 1.4% on a U.S. dollar basis.
          Net income in Private Client Group was $359 million, down $67 million from 2008, reflecting weak equity markets and a low interest rate environment. Results in 2009 were reduced by $17 million ($11 million after tax) of charges associated with actions taken to support U.S. clients in the difficult capital markets environment, but also reflected a $23 million recovery of prior years’ income taxes. Results in 2008 were affected by a $31 million ($19 million after tax) charge for similar actions to support clients. Revenue of $2,012 million decreased $134 million, primarily due to lower revenues in our brokerage and mutual fund businesses. Insurance revenues increased as a result of the acquisition of BMO Life Assurance. Non-interest expense was unchanged at $1,569 million.
          Net income in BMO Capital Markets increased $305 million to $873 million. Results in 2009 were affected by charges of $521 million ($355 million after tax) related to the deterioration in capital markets. Results in 2008 were affected by $388 million ($260 million after tax) of such charges. Additionally, 2008 net income included a $115 million recovery of prior periods’ income taxes. Revenue increased $911 million or 42% to $3,089 million. Revenue growth was largely driven by significantly higher trading revenues as well as corporate banking revenues. Revenues from our interest-rate-sensitive businesses also increased due to favourable market spreads and equity underwriting fees increased as well, driven by corporate clients choosing to strengthen their capital positions. Non-interest expense increased $108 million or 6.6% to $1,744 million, primarily due to increased employee costs, in line with improved business performance, and higher allocated costs.
          Corporate Services net loss for the year was $1,146 million, compared with a net loss of $411 million in 2008. The increased loss in part reflected lower revenues, higher provisions for credit losses and increased expenses. The reduction in revenues was primarily driven by a negative carry on certain asset-liability interest rate positions as a result of changes in interest rates, the impact of funding activities undertaken to enhance our strong liquidity position, the mark-to-market impact of hedging activities and the effect on results in 2009 of credit card securitizations completed in 2008. Non-interest expense was $148 million higher, largely related to a $118 million ($80 million after tax) severance charge and higher deposit insurance premiums.

92  BMO Financial Group 193rd Annual Report 2010

Review of Fourth Quarter Performance
Results in the fourth quarter of 2010 were very good, with solid revenue growth, reflecting the consistent execution of BMO’s strategy of providing an industry-leading customer experience and the benefits of our diversified business mix. P&C Canada had another strong quarter, driven by volume growth across most lines of business and improved net interest margins. P&C U.S. saw the benefit of loan spread improvement, new account openings and growing deposit balances but results were affected by higher credit losses, the impact of impaired loans and acquisition integration costs. Private Client Group produced strong results with net income substantially higher than in the same quarter a year ago, with strong revenue growth. Results for BMO Capital Markets reflected revenue growth, from the strong levels of a year ago, but net income decreased due to higher credit losses and increased expenses, as a result of investing to grow the business.
          BMO’s net income was $739 million, up $92 million or 14% from a year ago. Summary income statements and data for the quarter and comparative quarters are outlined on page 95. Increased revenues and lower provisions for credit losses were partially offset by the impact of increased expenses. Results in the fourth quarter of 2009 included a $50 million pre-tax charge related to our Canadian Credit Protection Vehicle, which was considered a notable item in the 2009 fiscal year. There were no notable items in the fourth quarter of 2010.
          Personal and Commercial Banking net income increased $9 million or 2.1% from a year ago to $458 million. P&C Canada net income increased $22 million or 5.5% to $420 million. Revenue increased $138 million or 10%, driven by volume growth across most products, the inclusion of Diners Club business revenues in financial results and an improved net interest margin. Provisions for credit losses increased $30 million due to growth in the portfolio and the addition of the Diners Club business. Non-interest expense increased $80 million or 11% due to higher initiatives expense, higher salaries and benefits from increased staff levels and the inclusion of the Diners Club business in results, as well as low capital tax expense in the prior year.
          P&C U.S. net income of US$37 million was down US$11 million or 21% from US$48 million a year ago, but was essentially unchanged after adjusting results in both years for acquisition integration costs. The benefits of loan spread improvement and deposit balance growth were largely offset by an increase in the impact of impaired loans, higher provisions for credit losses, a decrease in loan balances and deposit spread compression. On a basis that adjusts for the impact of impaired loans, a reduction in our Visa litigation accrual and acquisition integration costs, net income was US$59 million, an increase of US$1 million or 2.1% from results of a year ago on a comparably-adjusted basis. Revenue increased US$42 million or 13% due to the Rockford, Illinois-based bank transaction and improved loan spreads. Non-interest expense increased due to the Rockford transaction including higher acquisition integration costs.
          Private Client Group net income was $131 million, up a strong $25 million or 25% from last year. Revenue increased $48 million or 8.6% with strong growth across most businesses. PCG, excluding insurance, achieved strong revenue growth, driven by an 11% improvement in client assets under management and administration. Revenue from the insurance business was unchanged year over year, as the benefit from higher premium revenue was offset by effects of the unfavourable market movements on policy liabilities.
          BMO Capital Markets net income of $216 million decreased $44 million or 17% from the very strong results of a year ago. Revenue increased but there were higher provisions for credit losses and expenses also increased, in part due to higher employee costs as we continued to invest in strategic hiring across the business.
Revenue for the quarter increased $20 million from a year ago to $834 million, driven by gains in investment securities and higher mergers and acquisitions revenues and debt underwriting fees. Trading revenue was slightly lower due to accounting adjustments in the equity trading business in the current quarter. Continued weak demand, particularly in the United States, contributed to lower corporate banking revenues. Non-interest expense increased $59 million, primarily due to higher employee costs.
          Corporate Services incurred a net loss of $66 million in the quarter, due primarily to low revenues. Net interest income was reduced, in part, by a write-down on our equity investment in Symcor Inc., a joint-venture between certain of the banks that provides financial processing services. Results were $102 million better than in the prior year, largely due to lower provisions for credit losses, offset in part by higher expenses. Expenses were $58 million higher mainly due to increases in investment spending, professional fees and performance-based compensation.
          BMO’s revenue increased $240 million or 8.0% from a year ago to $3,229 million. There were solid increases in each of our operating groups, with particularly strong growth in P&C Canada, our largest operating group. The weaker U.S. dollar decreased revenue growth by $36 million or 1.2 percentage points.
          Net interest income increased $168 million or 12% from a year ago. Higher net interest margins in most of the operating groups produced a 16 basis point increase at the total bank level, and drove the increase in net interest income, with higher average earning assets also contributing to the growth. Average earning assets increased $7.3 billion or 2.2% relative to a year ago, but adjusted to exclude the impact of the weaker U.S. dollar, increased by $12.5 billion. The increase was driven by broad-based volume growth in P&C Canada with some contribution from volume growth in Private Client Group.
          Non-interest revenue increased $72 million or 4.7% from a year ago, mostly due to strong increases in P&C Canada and Private Client Group. There was strong growth in card fees, due largely to the Diners Club business acquisition. There were solid increases in securities commissions, mutual fund revenues, underwriting and advisory fees, and investment securities gains. Securitization revenues and other revenues were lower.
          Non-interest expense increased $244 million or 14% from a year ago to $2,023 million. There was modest growth in Private Client Group with higher increases across the other operating groups. Approximately 25% of expense growth was attributable to the Rockford and Diners Club business acquisitions, including integration costs. There were increases in employee compensation, due in part to staffing related to business initiatives and to performance-based compensation, in line with improved performance. Staffing levels increased in each of the operating groups. There were also significant increases in premises and equipment expense (notably in computer costs related to software development), and in professional fees and travel and business development, primarily related to supporting investments in the business. The weaker U.S. dollar reduced expense growth by $22 million or 1.2 percentage points. Cash operating leverage was –5.7% in the current quarter.
          Specific provisions for credit losses in the fourth quarter of 2010 were $253 million or an annualized 58 basis points of average net loans and acceptances, compared with $386 million or 89 basis points in the fourth quarter of 2009. There was no general provision in the quarter or in the comparable quarter.
          The provision for income taxes of $196 million increased $38 million from the fourth quarter of 2009. The effective tax rate for the quarter was 20.6%, compared with 19.2% in the fourth quarter of 2009.

BMO Financial Group 193rd Annual Report 2010  93

MANAGEMENT’S DISCUSSION AND ANALYSIS
Quarterly Earning Trends
BMO’s results and performance measures for the past eight quarters are outlined on page 95. In the second quarter of 2010, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred their business to P&C U.S. from BMO Capital Markets. Comparative figures have been restated to reflect the effects of the transfer and conform to the current presentation. Certain other changes also resulted in changes to comparative figures, as detailed on page 43.
          We have remained focused on our objectives and priorities and made good progress in embracing a culture that places the customer at the centre of everything we do. We maintained this focus in 2009 in the face of very difficult capital and credit market conditions, as well as a slowing economy. Conditions were at times challenging for some of our businesses in 2010, but overall economic conditions improved and we maintained our focus on our vision and strategy, while also reporting results in 2010 that were stronger than in 2009.
          BMO’s quarterly earnings, revenue and expense are modestly affected by seasonal factors. Since our second fiscal quarter has 89 days and other quarters have 92 days, second-quarter results are lower relative to other quarters because there are three fewer calendar days, and thus fewer business days. The months of July (third quarter) and August (fourth quarter) are typically characterized by lower levels of capital markets activity, which has an effect on results in Private Client Group and BMO Capital Markets. The December holiday season also contributes to a slowdown in some activities; however, credit card purchases are particularly robust in that first-quarter period, as well as in the back-to-school period that falls in our fourth quarter.
          Personal and Commercial Banking earnings and revenues have trended higher through 2009 and 2010 and are strong.
          P&C Canada has been successful in instilling its vision among employees, who are now firmly aligned behind the need to keep the customer at the centre of everything they do and provide a great customer experience. P&C Canada has increased market share in some of its key businesses, with volume growth in most. Quarterly revenues have trended higher due to volume growth in most products and improvements in net interest margin, although margin growth was more subdued in 2010. Net income also increased strongly over the course of 2009 and has generally trended higher in 2010.
          P&C U.S. has operated in a difficult economic environment in 2009 and 2010 and results have increasingly reflected the impact of impaired loans, which reduces revenues and increases expenses. Results in 2010 have also been reduced by higher levels of acquisition integration costs following the acquisition of select assets and liabilities of a Rockford, Illinois-based bank in an FDIC-assisted transaction late in the second quarter of 2010. The 2010 economic environment in the United States has also led to a drop in loan utilization, which suppressed revenue growth in 2010 and lowered 2010 net income relative to 2009. P&C U.S. is building a customer-focused culture centred on understanding and responding to evolving customer expectations to deliver a great customer experience that differentiates Harris in its markets.
          Private Client Group’s results were affected in the first half of 2009 by weak stock markets and low interest rates. Asset levels were lower and clients held large cash balances as they waited for markets to recover. Performance improved over the last six months of 2009 as equity markets regained strength, and the momentum continued into 2010 as conditions in equity markets improved further, driving growth in revenue and net income. Results in the first quarter of 2009 were reduced by charges related to our decision to purchase certain holdings from our U.S. clients. Results in the third quarter of 2009 included a recovery of prior periods’ income taxes. Private Client Group is focused on providing a great client experience and delivering the best-in-class financial services that its clients expect.
          BMO Capital Markets results were strong in 2009, reflecting robust trading performance, as we capitalized on market opportunities, and good corporate banking revenues as we benefited from our continued focus on client relationships. Strong results were achieved despite charges related to notable items that affected revenues in 2009. These charges, which related to deterioration in the capital markets environment, totalled $521 million ($355 million after tax) in 2009 and were concentrated in the first half of the year. In 2010, revenues improved from 2009 but net income was down slightly and quarterly results were uneven, with strong results in the second quarter and particularly weak net income in the third quarter. Generally, revenues in interest-rate-sensitive businesses were lower in 2010 as market spreads were more favourable in 2009, and corporate banking revenues were also lower, reflecting a reduction in corporate loan balances. Trading revenues were lower in the less favourable trading environment, but mergers and acquisitions fees and debt underwriting revenues were higher. BMO Capital Markets has refocused its business over the past three years with the goal of improving its risk-return profile and concentrating on core profitable client relationships.
          Corporate Services quarterly net income varies in large part because of our expected loss provisioning methodology, general provisions for credit losses and the impact of recording revenue, expenses and income taxes not attributed to the operating groups. Revenues were affected in 2009 by the impact of market interest rate changes on our balance sheet management activities, but the effects diminished over the course of the year. Results in the second quarter of 2009 were reduced by a $118 million ($80 million after tax) severance charge. Results were much improved in 2010 as revenues increased from the low levels of the first nine months of 2009 and provisions for credit losses were much lower. Corporate Services net income improved in each consecutive quarter of 2009 and 2010 until the most recent quarter, when net income was lowered by an upward movement in provisions for credit losses.
          The U.S. dollar was weaker over the course of 2009, with a particularly sharp drop in the third quarter. It weakened further in 2010, although the decrease in its value was less pronounced. A weaker U.S. dollar lowers the translated value of U.S.-dollar-denominated revenues, expenses, provisions for credit losses, income taxes and net income. The effect of movements in exchange rates is sometimes muted by decisions to hedge their impact within a single quarter, which is explained on page 36.
          BMO’s provisions for credit losses measured as a percentage of loans and acceptances were at elevated levels in 2009. Provisions were lower in 2010, reflecting an improving economy and credit environment, although conditions remain challenging.
          The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate. The effective rate was more stable in 2010.
Caution
This Quarterly Earnings Trends section contains forward-looking statements.
Please see the Caution Regarding Forward-Looking Statements.

94  BMO Financial Group 193rd Annual Report 2010

Summarized Statement of Income and Quarterly Financial Measures

	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
($ millions)	2010	2010	2010	2010	2009	2009	2009	2009	2010	2009	2008

Net interest income	1,610	1,571	1,522	1,532	1,442	1,466	1,335	1,327	6,235	5,570	5,072
Non-interest revenue	1,619	1,336	1,527	1,493	1,547	1,512	1,320	1,115	5,975	5,494	5,133

Total revenue	3,229	2,907	3,049	3,025	2,989	2,978	2,655	2,442	12,210	11,064	10,205
Provision for credit losses – specific	253	214	249	333	386	357	372	428	1,049	1,543	1,070
Provision for credit losses – general	–	–	–	–	–	60	–	–	–	60	260
Non-interest expense	2,023	1,898	1,830	1,839	1,779	1,883	1,888	1,841	7,590	7,391	6,902
Restructuring charge (reversal)	–	–	–	–	–	(10)	–	–	–	(10)	(8)

Income before provision for income taxes and non-controlling interest in subsidiaries	953	795	970	853	824	688	395	173	3,571	2,080	1,981
Provision for (recovery of) income taxes	196	107	207	177	158	112	18	(71)	687	217	(71)
Non-controlling interest in subsidiaries	18	19	18	19	19	19	19	19	74	76	74

Net income	739	669	745	657	647	557	358	225	2,810	1,787	1,978

Amortization of acquisition-related intangible assets, net of income taxes	9	9	7	7	8	9	10	8	32	35	35

Cash net income	748	678	752	664	655	566	368	233	2,842	1,822	2,013

Operating group net income:
Personal and Commercial Banking	458	466	441	454	449	420	421	411	1,819	1,701	1,395
Private Client Group	131	108	118	113	106	113	72	68	470	359	426
BMO Capital Markets	216	130	260	214	260	310	188	115	820	873	568
Corporate Services, including T&O	(66)	(35)	(74)	(124)	(168)	(286)	(323)	(369)	(299)	(1,146)	(411)

BMO Financial Group net income	739	669	745	657	647	557	358	225	2,810	1,787	1,978

Information per Common Share ($)
Dividends declared	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	2.80	2.80	2.80
Earnings
Basic	1.25	1.13	1.27	1.12	1.12	0.97	0.61	0.39	4.78	3.09	3.79
Diluted	1.24	1.13	1.26	1.12	1.11	0.97	0.61	0.39	4.75	3.08	3.76
Cash earnings
Basic	1.26	1.15	1.29	1.14	1.13	0.98	0.63	0.41	4.83	3.15	3.86
Diluted	1.26	1.14	1.28	1.13	1.13	0.98	0.63	0.40	4.81	3.14	3.83
Book value	34.09	33.13	32.04	32.51	31.95	31.26	32.22	32.18	34.09	31.95	32.02
Market price
High	63.46	63.94	65.71	56.24	54.75	54.05	41.03	44.88	65.71	54.75	63.44
Low	54.35	55.75	51.11	49.78	49.01	38.86	24.05	29.60	49.78	24.05	35.65
Close	60.23	62.87	63.09	52.00	50.06	54.02	39.50	33.25	60.23	50.06	43.02

Financial Measures (%)
Five-year average annual total shareholder return	5.9	5.6	7.2	3.5	1.8	4.0	(1.2)	(6.9)	5.9	1.8	0.9
Dividend yield	4.6	4.5	4.4	5.4	5.6	5.2	7.1	8.4	4.6	5.6	6.5
Diluted earnings per share growth	11.7	16.5	+100	+100	4.7	(1.0)	(51.2)	(17.0)	54.2	(18.1)	(8.5)
Diluted cash earnings per share growth	11.5	16.3	+100	+100	4.6	(2.0)	(50.0)	(18.4)	53.2	(18.0)	(8.4)
Return on equity	15.1	13.7	16.4	14.3	14.0	12.1	8.1	4.9	14.9	9.9	13.0
Net economic profit growth	40.8	+100	+100	+100	10.4	(35.1)	(+100)	(71.8)	+100	(+100)	(32.8)
Net income growth	14.2	20.1	+100	+100	15.6	6.9	(44.3)	(11.7)	57.2	(9.7)	(7.2)
Revenue growth	8.0	(2.4)	14.8	23.9	6.3	8.4	1.3	20.5	10.4	8.4	9.2
Net interest margin on earning assets	1.89	1.88	1.88	1.85	1.73	1.74	1.55	1.51	1.88	1.63	1.55
Productivity ratio	62.6	65.3	60.0	60.8	59.5	62.9	71.1	75.4	62.2	66.7	67.6
Cash operating leverage	(5.7)	(3.9)	17.7	23.9	8.3	3.3	(11.0)	6.4	7.5	1.3	4.7
Provision for credit losses as a % of average net loans and acceptances	0.58	0.50	0.59	0.79	0.89	0.94	0.79	0.90	0.61	0.88	0.76
Effective tax rate	20.6	13.4	21.3	20.8	19.2	16.4	4.4	(41.0)	19.2	10.5	(3.6)
Canadian/U.S. dollar average exchange rate ($)	1.039	1.045	1.027	1.059	1.083	1.110	1.242	1.227	1.043	1.165	1.032
Gross impaired loans and acceptances as a % of equity and allowance for credit losses (1)	13.55	13.54	15.20	13.89	14.92	13.54	13.79	12.69	13.55	14.92	12.15
Cash and securities-to-total assets	35.0	34.6	35.8	33.9	31.9	30.0	28.2	28.2	35.0	31.9	29.1
Tier 1 Capital Ratio	13.45	13.55	13.27	12.53	12.24	11.71	10.70	10.21	13.45	12.24	9.77

(1) Effective the fourth quarter of 2010, the calculation excludes non-controlling interest in subsidiaries. Prior periods have been restated to reflect this change.
In the opinion of Bank of Montreal management, information that is derived from unaudited financial information, including information as at and for the interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis where appropriate, and the ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.

BMO Financial Group 193rd Annual Report 2010  95

SUPPLEMENTAL INFORMATION
Supplemental Information
Table 1: Shareholder Value

As at or for the year ended October 31	2010	2009	2008	2007	2006	2005	2004	2003	2002		2001

Market Price per Common Share ($)
High	65.71	54.75	63.44	72.75	70.24	62.44	59.65	50.26	40.65		44.40
Low	49.78	24.05	35.65	60.21	56.86	53.05	49.28	37.79	31.00		32.75
Close	60.23	50.06	43.02	63.00	69.45	57.81	57.55	49.33	38.10		33.86

Common Share Dividends
Dividends declared per share ($)	2.80	2.80	2.80	2.71	2.26	1.85	1.59	1.34	1.20		1.12
Dividends paid per share ($)	2.80	2.80	2.80	2.63	2.13	1.80	1.50	1.29	1.18		1.09
Dividend payout ratio (%)	58.8	91.8	74.0	64.8	43.0	39.1	35.2	38.2	44.0		40.8
Dividend yield (%)	4.6	5.6	6.5	4.3	3.3	3.2	2.8	2.7	3.1		3.3

Total Shareholder Return (%)
Five-year average annual return	5.9	1.8	0.9	14.2	19.1	13.8	18.9	12.9	7.9		14.3
One-year return	26.4	25.1	(27.9)	(5.8)	24.1	3.7	20.0	33.4	16.2		(1.2)

Common Share Information
Number outstanding (in thousands)
End of period	566,468	551,716	504,575	498,563	500,726	500,219	500,897	499,632	492,505		489,085
Average basic	559,822	540,294	502,062	499,950	501,257	500,060	501,656	496,208	490,816		511,286
Average diluted	563,125	542,313	506,697	508,614	511,173	510,845	515,045	507,009	499,464		523,561
Number of shareholder accounts	36,612	37,061	37,250	37,165	38,360	40,104	41,438	42,880	44,072		45,190
Book value per share ($)	34.09	31.95	32.02	28.29	28.89	26.48	24.20	22.09	21.07		19.69
Total market value of shares ($ billions)	34.1	27.6	21.7	31.4	34.8	28.9	28.8	24.6	18.8		16.6
Price-to-earnings multiple (based on diluted EPS)	12.7	16.3	11.4	15.3	13.5	12.5	13.1	14.3	14.2		12.7
Price-to-cash earnings multiple (based on diluted cash EPS)	12.5	15.9	11.2	15.1	13.3	12.1	12.6	13.7	13.5		11.8
Market-to-book value multiple	1.77	1.57	1.34	2.23	2.40	2.18	2.38	2.23	1.81		1.72

Table 2: Summary Income Statement and Growth Statistics ($ millions, except as noted)

									5-year		10-year
For the year ended October 31				2010	2009	2008	2007	2006	CAGR	(1)	CAGR (1)

Income Statement
Net interest income				6,235	5,570	5,072	4,829	4,732	5.5		4.3
Non-interest revenue				5,975	5,494	5,133	4,520	5,253	3.4		3.3

Total revenue				12,210	11,064	10,205	9,349	9,985	4.4		3.8
Provision for credit losses				1,049	1,603	1,330	353	176	nm		nm
Non-interest expense				7,590	7,381	6,894	6,601	6,353	3.7		3.7

Income before provision for income taxes and non-controlling interest in subsidiaries				3,571	2,080	1,981	2,395	3,456	1.4		2.4
Provision for (recovery of) income taxes				687	217	(71)	189	717	(4.7)		(3.6)
Non-controlling interest in subsidiaries				74	76	74	75	76	5.2		15.5

Net income				2,810	1,787	1,978	2,131	2,663	3.2		4.8

Year-over-year growth (%)				57.2	(9.7)	(7.2)	(20.0)	11.2	na		na

Earnings per Share (EPS) ($)
Basic				4.78	3.09	3.79	4.18	5.25	0.2		3.8
Diluted				4.75	3.08	3.76	4.11	5.15	0.5		3.9
Year-over-year growth (%)				54.2	(18.1)	(8.5)	(20.2)	11.2	na		na

Diluted Cash Earnings per Share (Cash EPS)($) (2)				4.81	3.14	3.83	4.18	5.23	0.1		3.6
Year-over-year growth (%)				53.2	(18.0)	(8.4)	(20.1)	9.4	na		na

(1) Compound annual growth rate (CAGR) expressed as a percentage.

(2) This is a non-GAAP measure. Refer to the Non-GAAP Measures section on page 91.
nm – not meaningful
na – not applicable
Throughout this Supplemental Information section, certain amounts for years prior to 2004 have not been restated to reflect changes in accounting policies in 2006 as the changes were not significant.
96   BMO Financial Group 193rd Annual Report 2010

Table 3: Returns on Equity and Assets ($ millions, except as noted)

For the year ended October 31	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Net income	2,810	1,787	1,978	2,131	2,663	2,396	2,295	1,781	1,373	1,402
Preferred dividends	136	120	73	43	30	30	31	38	35	11

Net income available to common shareholders	2,674	1,667	1,905	2,088	2,633	2,366	2,264	1,743	1,338	1,391
Average common shareholders’ equity	17,980	16,865	14,612	14,506	13,703	12,577	11,696	10,646	9,973	10,100

Return on equity (%)	14.9	9.9	13.0	14.4	19.2	18.8	19.4	16.4	13.4	13.8
Cash return on equity (%)	15.0	10.1	13.3	14.7	19.5	19.4	20.0	17.1	14.2	14.8
Return on average assets (%)	0.71	0.41	0.50	0.59	0.86	0.81	0.87	0.67	0.55	0.58
Return on average assets available to common shareholders (%)	0.67	0.38	0.48	0.58	0.85	0.80	0.86	0.66	0.54	0.57

Table 4: Summary Balance Sheet ($ millions)

As at October 31						2010	2009	2008	2007	2006

Assets
Cash and cash equivalents						17,368	9,955	9,134	3,650	2,458
Interest bearing deposits with banks						3,186	3,340	11,971	19,240	17,150
Securities						123,399	110,813	100,138	98,277	67,411
Securities borrowed or purchased under resale agreements						28,102	36,006	28,033	37,093	31,429
Net loans and acceptances						176,643	167,829	186,962	164,095	159,565
Other assets						62,942	60,515	79,812	44,169	41,965

Total assets						411,640	388,458	416,050	366,524	319,978

Liabilities and Shareholders’ Equity
Deposits						249,251	236,156	257,670	232,050	203,848
Other liabilities						135,933	126,719	134,761	114,330	96,743
Subordinated debt						3,776	4,236	4,315	3,446	2,726
Capital trust securities						800	1,150	1,150	1,150	1,150
Preferred share liability						–	–	250	250	450
Share capital
Preferred						2,571	2,571	1,746	1,196	596
Common						6,927	6,198	4,708	4,411	4,231
Contributed surplus						92	79	69	58	49
Retained earnings						12,848	11,748	11,632	11,166	10,974
Accumulated other comprehensive loss						(558)	(399)	(251)	(1,533)	(789)

Total liabilities and shareholders’ equity						411,640	388,458	416,050	366,524	319,978

Average Daily Balances
Net loans and acceptances						171,554	182,097	175,079	165,783	153,282
Assets						398,474	438,548	397,609	360,575	309,131

Table 5: Liquid Assets ($ millions, except as noted)

As at October 31						2010	2009	2008	2007	2006

Canadian Dollar Liquid Assets
Deposits with other banks						672	787	1,842	1,531	3,346
Other cash resources						1,595	2,411	89	1,981	551
Securities						75,533	74,249	58,639	57,206	30,647

Total Canadian dollar liquid assets						77,800	77,447	60,570	60,718	34,544

U.S. Dollar and Other Currencies Liquid Assets
Deposits with other banks						18,661	9,305	16,477	19,209	14,465
Other cash resources						(374)	792	2,697	169	1,246
Securities						47,866	36,564	41,499	41,071	36,764

Total U.S. dollar and other currencies liquid assets						66,153	46,661	60,673	60,449	52,475

Total Liquid Assets (1)						143,953	124,108	121,243	121,167	87,019
Cash and securities-to-total assets (%)						35.0	31.9	29.1	33.1	27.2
Pledged assets included in total liquid assets (2)						50,374	39,638	38,142	30,369	26,299

(1)	Includes liquid assets pledged as security for securities sold but not yet purchased, securities lent or sold under repurchase agreements and other secured liabilities.

(2)	Includes reserves or minimum balances which some of our subsidiaries are required to maintain with central banks in their respective countries of operation.
BMO Financial Group 193rd Annual Report 2010  97

SUPPLEMENTAL INFORMATION
Table 6: Other Statistical Information

As at or for the year ended October 31	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Other Information
Employees (1)	37,947	36,173	37,073	35,827	34,942	33,785	33,593	33,993	34,568	34,693
Bank branches	1,234	1,195	1,280	1,224	1,182	1,180	1,174	1,142	1,134	1,129
Automated banking machines (Canada)	2,076	2,030	2,026	1,978	1,936	1,952	1,993	2,023	2,000	1,982

Rates
Average Canadian prime rate (%)	2.46	2.70	5.21	6.08	5.57	4.30	4.05	4.69	4.15	6.55
Average U.S. prime rate (%)	3.25	3.34	5.69	8.19	7.76	5.85	4.17	4.17	4.79	7.68
Canadian/U.S. dollar exchange rates ($)
High	1.08	1.30	1.29	1.19	1.20	1.27	1.40	1.59	1.61	1.49
Low	1.00	1.03	0.92	0.95	1.10	1.16	1.22	1.30	1.51	1.59
Average	1.04	1.16	1.03	1.09	1.13	1.21	1.31	1.44	1.57	1.54
End of year	1.02	1.08	1.20	0.94	1.12	1.18	1.22	1.32	1.56	1.59

(1) Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.

Table 7: Revenue and Revenue Growth ($ millions, except as noted)

									5-year	10-year
For the year ended October 31				2010	2009	2008	2007	2006	CAGR	CAGR

Net Interest Income				6,235	5,570	5,072	4,829	4,732	5.5	4.3
Year-over-year growth (%)				11.9	9.8	5.0	2.0	(0.9)	na	na

Net Interest Margin (1)
Average earning assets				332,468	341,848	326,803	304,471	261,461	6.5	5.0
Net interest margin (%)				1.88	1.63	1.55	1.59	1.81	na	na
Canadian dollar net interest margin (%)				2.12	1.78	2.00	2.12	2.38	na	na
U.S. dollar and other currencies net interest margin (%)				1.47	1.43	0.92	0.80	0.84	na	na

Non-Interest Revenue
Securities commissions and fees				1,048	973	1,105	1,145	1,051	(0.8)	2.0
Deposit and payment service charges				802	820	756	728	729	1.8	2.2
Trading revenues (losses)				504	723	546	(487)	718	0.3	2.7
Lending fees				572	556	429	406	337	12.8	5.9
Card fees				233	121	291	107	396	(7.0)	0.8
Investment management and custodial fees				355	344	339	322	298	3.1	(0.5)
Mutual fund revenues				550	467	589	576	499	4.7	9.0
Securitization revenues				678	929	513	296	100	43.2	7.0
Underwriting and advisory fees				445	397	353	528	407	4.5	7.8
Securities gains (losses), other than trading				150	(354)	(315)	247	145	(1.9)	(2.0)
Foreign exchange, other than trading				93	53	80	132	102	(0.7)	(4.4)
Insurance income				321	295	237	246	221	11.8	12.9
Other revenues				224	170	210	274	250	(12.5)	(3.2)

Total non-interest revenue				5,975	5,494	5,133	4,520	5,253	3.4	3.3

Year-over-year growth (%)				8.8	7.0	13.6	(14.0)	3.8	na	na
Non-interest revenue as a % of total revenue				48.9	49.7	50.3	48.3	52.6	na	na

Total Revenue				12,210	11,064	10,205	9,349	9,985	4.4	3.8
Year-over-year growth (%)				10.4	8.4	9.2	(6.4)	1.5	na	na

(1) Net interest margin is calculated based on average earning assets.

na – not applicable
98  BMO Financial Group 193rd Annual Report 2010

Table 8: Non-Interest Expense and Expense-to-Revenue Ratio ($ millions, except as noted)

						5-year	10-year
For the year ended October 31	2010	2009	2008	2007	2006	CAGR	CAGR

Non-Interest Expense
Employee compensation
Salaries	2,285	2,395	2,149	1,964	1,903	3.7	2.4
Performance-based compensation	1,455	1,338	1,297	1,275	1,322	2.7	3.9
Employee benefits	624	652	530	586	599	1.8	8.9

Total employee compensation	4,364	4,385	3,976	3,825	3,824	3.1	3.6

Premises and equipment
Rental of real estate	319	306	279	257	246	10.1	9.4
Premises, furniture and fixtures	269	272	255	242	230	1.2	(0.1)
Property taxes	28	30	29	28	26	(8.8)	(5.0)
Computers and equipment	727	673	678	634	709			(1)

Total premises and equipment	1,343	1,281	1,241	1,161	1,211			(1)

Other expenses
Communications	229	221	202	149	131	13.5	(1.2)
Business and capital taxes	52	44	42	47	94	(13.5)	(7.3)
Professional fees	372	362	384	301	287	8.9	1.1
Travel and business development	343	309	328	287	253	6.8	3.8
Other	684	586	546	484	509	6.3	13.0

Total other expenses	1,680	1,522	1,502	1,268	1,274	6.6	3.9

Amortization of intangible assets	203	203	183	188	44			(1)

Restructuring charge (reversal)	–	(10)	(8)	159	–	nm	nm

Total Non-Interest Expense	7,590	7,381	6,894	6,601	6,353	3.7	3.7

Year-over-year growth (%)	2.8	7.1	4.4	3.9	0.3	na	na
Non-interest expense-to-revenue ratio (Productivity ratio) (%)	62.2	66.7	67.6	70.6	63.6	na	na

Government Levies and Taxes (2)
Government levies other than income taxes
Payroll levies	175	171	164	165	162	2.9	2.8
Property taxes	28	30	29	28	26	(8.8)	(5.0)
Provincial capital taxes	45	35	32	37	86	(14.8)	(7.7)
Business taxes	7	9	10	10	8	(0.6)	(3.9)
Harmonized sales tax, GST and other sales tax (3)	146	116	142	122	128	2.9	1.6
Sundry taxes	1	3	3	3	2	nm	nm

Total government levies other than income taxes	402	364	380	365	412	(1.4)	(0.3)

Provision for (recovery of) income taxes	687	217	(71)	189	717	(4.7)	(3.6)

Total Government Levies and Taxes	1,089	581	309	554	1,129	(3.6)	(2.5)

Total government levies and taxes as a % of income available to pay government levies and taxes	27.4	23.8	13.1	20.1	29.2	na	na
Effective income tax rate	19.2	10.5	(3.6)	7.9	20.7	na	na

(1)	In 2009, we adopted new accounting requirements for intangible assets and reclassified certain computer equipment from premises and equipment to intangible assets. Computer and equipment expense and the amortization of intangible assets were restated for 2007 and 2008. As such, five-year and ten-year growth rates for these expense categories are not meaningful. Together, computer and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 1.5% over five years and 3.7% over ten years. Together, total premises and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 2.6% over five years and 3.5% over ten years.

(2)	Government levies are included in various non-interest expense categories.

(3)	On July 1, 2010, the harmonized sales tax was implemented in both Ontario and British Columbia. This has increased the sales tax paid in these two jurisdictions.

na – not applicable

nm – not meaningful
BMO Financial Group 193rd Annual Report 2010  99

SUPPLEMENTAL INFORMATION
Table 9: Average Assets, Liabilities and Interest Rates ($ millions, except as noted)

	2010				2009				2008
		Average		Interest		Average		Interest		Average		Interest
	Average	interest		income/	Average	interest		income/	Average	interest		income/
For the year ended October 31	balances	rate (%	)	expense	balances	rate (%	)	expense	balances	rate (%	)	expense

Assets

Canadian Dollar
Deposits with other banks	518	0.71		4	823	1.25		10	2,059	4.02		83
Securities	76,285	1.93		1,476	66,347	2.49		1,651	55,114	3.58		1,971
Securities borrowed or purchased under resale agreements	11,116	0.22		24	15,773	0.78		123	20,548	2.94		604
Loans
Residential mortgages	41,465	3.88		1,609	41,586	3.65		1,519	45,926	4.99		2,294
Non-residential mortgages	3,771	5.02		189	3,304	5.28		174	3,200	5.78		185
Consumer instalment and other personal	37,719	4.00		1,507	32,729	4.12		1,349	27,891	5.74		1,601
Credit cards	2,729	12.12		331	2,067	12.69		262	4,162	12.00		499
Businesses and governments	30,153	5.55		1,673	30,358	5.98		1,815	30,702	5.69		1,747

Total loans	115,837	4.58		5,309	110,044	4.65		5,119	111,881	5.65		6,326

Other non-interest bearing assets	78,864				64,989				35,752

Total Canadian dollar	282,620	2.41		6,813	257,976	2.68		6,903	225,354	3.99		8,984

U.S. Dollar and Other Currencies
Deposits with other banks	15,056	0.46		70	16,487	1.07		176	20,985	4.04		847
Securities	44,159	1.49		658	41,627	1.86		776	35,959	3.39		1,220
Securities borrowed or purchased under resale agreements	17,279	0.50		86	24,759	0.49		121	25,019	3.06		767
Loans
Residential mortgages	5,476	4.95		271	7,430	5.25		390	6,816	5.39		367
Non-residential mortgages	3,417	5.59		191	3,772	5.88		222	3,622	6.18		224
Consumer instalment and other personal	10,294	4.32		444	11,657	4.70		548	10,035	5.79		581
Credit cards	293	3.07		9	63	11.48		7	36	10.23		4
Businesses and governments	28,822	3.25		936	39,291	3.64		1,430	31,844	5.47		1,741

Total loans	48,302	3.83		1,851	62,213	4.18		2,597	52,353	5.57		2,917

Other non-interest bearing assets	(8,942)				35,486				37,939

Total U.S. dollar and other currencies	115,854	2.30		2,665	180,572	2.03		3,670	172,255	3.34		5,751

Total All Currencies
Total assets and interest income	398,474	2.37		9,478	438,548	2.41		10,573	397,609	3.71		14,735

Liabilities

Canadian Dollar
Deposits
Banks	2,846	(0.27)		(8)	3,525	0.16		6	2,641	1.94		51
Businesses and governments	66,088	1.28		848	61,513	2.08		1,278	64,881	3.43		2,227
Individuals	78,209	1.32		1,032	76,676	1.77		1,355	65,586	2.27		1,491

Total deposits	147,143	1.27		1,872	141,714	1.86		2,639	133,108	2.83		3,769

Subordinated debt and other interest bearing liabilities	42,444	1.32		561	39,587	1.98		785	38,276	3.62		1,387
Other non-interest bearing liabilities	72,795				57,963				38,220

Total Canadian dollar	262,382	0.93		2,433	239,264	1.43		3,424	209,604	2.46		5,156

U.S. Dollar and Other Currencies
Deposits
Banks	19,106	1.26		241	23,589	1.59		374	31,975	3.88		1,242
Businesses and governments	55,715	0.19		106	65,298	1.06		691	64,783	2.91		1,882
Individuals	19,999	0.71		142	21,964	1.53		337	18,373	2.44		448

Total deposits	94,820	0.52		489	110,851	1.26		1,402	115,131	3.10		3,572

Other interest bearing liabilities	30,311	1.06		321	35,918	0.49		177	31,076	3.01		935
Other non-interest bearing liabilities	(9,590)				33,453				25,738

Total U.S. dollar and other currencies	115,541	0.70		810	180,222	0.88		1,579	171,945	2.62		4,507

Total All Currencies
Total liabilities and interest expense	377,923	0.86		3,243	419,486	1.19		5,003	381,549	2.53		9,663
Shareholders’ equity	20,551				19,062				16,060

Total Liabilities, Interest Expense and Shareholders’ Equity	398,474	0.81		3,243	438,548	1.14		5,003	397,609	2.43		9,663

Net interest margin
– based on earning assets		1.88				1.63				1.55
– based on total assets		1.56				1.27				1.28
Net interest income based on total assets				6,235				5,570				5,072

100  BMO Financial Group 193rd Annual Report 2010

Table 10: Volume/Rate Analysis of Changes in Net Interest Income ($ millions)

	2010/2009			2009/2008

	Increase (decrease) due to change in			Increase (decrease) due to change in
	Average	Average		Average	Average
For the year ended October 31	balance	rate	Total	balance	rate	Total

Assets

Canadian Dollar
Deposits with other banks	(4)	(3)	(7)	(48)	(23)	(71)
Securities	248	(422)	(174)	403	(722)	(319)
Securities borrowed or purchased under resale agreements	(37)	(62)	(99)	(139)	(341)	(480)
Loans
Residential mortgages	(5)	95	90	(215)	(558)	(773)
Non-residential mortgages	25	(10)	15	6	(17)	(11)
Consumer instalment and other personal	206	(47)	159	278	(530)	(252)
Credit cards	83	(15)	68	(252)	14	(238)
Businesses and governments	(12)	(130)	(142)	(21)	87	66

Total loans	297	(107)	190	(204)	(1,004)	(1,208)

Other non-interest bearing assets	–	–	–	–	–	–

Change in Canadian dollar interest income	504	(594)	(90)	12	(2,090)	(2,078)

U.S. Dollar and Other Currencies
Deposits with other banks	(15)	(91)	(106)	(183)	(490)	(673)
Securities	48	(166)	(118)	192	(636)	(444)
Securities borrowed or purchased under resale agreements	(36)	1	(35)	(7)	(638)	(645)
Loans
Residential mortgages	(103)	(16)	(119)	33	(10)	23
Non-residential mortgages	(21)	(10)	(31)	9	(11)	(2)
Consumer instalment and other personal	(64)	(40)	(104)	93	(127)	(34)
Credit cards	28	(25)	3	3	1	4
Businesses and governments	(381)	(113)	(494)	408	(719)	(311)

Total loans	(541)	(204)	(745)	546	(866)	(320)

Other non-interest bearing assets	–	–	–	–	–	–

Change in U.S. dollar and other currencies interest income	(544)	(460)	(1,004)	548	(2,630)	(2,082)

Total All Currencies
Change in total interest income (a)	(40)	(1,054)	(1,094)	560	(4,720)	(4,160)

Liabilities
Canadian Dollar
Deposits
Banks	(1)	(12)	(13)	17	(63)	(46)
Businesses and governments	95	(526)	(431)	(116)	(833)	(949)
Individuals	27	(350)	(323)	252	(385)	(133)

Total deposits	121	(888)	(767)	153	(1,281)	(1,128)

Subordinated debt and other interest bearing liabilities	57	(281)	(224)	47	(650)	(603)
Other non-interest bearing liabilities	–	–	–	–	–	–

Change in Canadian dollar interest expense	178	(1,169)	(991)	200	(1,931)	(1,731)

U.S. Dollar and Other Currencies
Deposits
Banks	(71)	(62)	(133)	(325)	(542)	(867)
Businesses and governments	(102)	(483)	(585)	15	(1,206)	(1,191)
Individuals	(31)	(164)	(195)	88	(199)	(111)

Total deposits	(204)	(709)	(913)	(222)	(1,947)	(2,169)

Other interest bearing liabilities	(27)	171	144	146	(904)	(758)
Other non-interest bearing liabilities	–	–	–	–	–	–

Change in U.S. dollar and other currencies interest expense	(231)	(538)	(769)	(76)	(2,851)	(2,927)

Total All Currencies
Change in total interest expense (b)	(53)	(1,707)	(1,760)	124	(4,782)	(4,658)

)

Change in total net interest income (a – b)	13	653	666	436	62	498

BMO Financial Group 193rd Annual Report 2010  101

SUPPLEMENTAL INFORMATION
Table 11: Net Loans and Acceptances –
Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total

As at October 31	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Consumer
Residential mortgages (1)	41,481	36,916	38,490	43,442	53,922	4,982	6,160	8,086	5,948	6,425	–	–	–	–	–	46,463	43,076	46,576	49,390	60,347
Cards	3,056	2,574	2,117	4,493	3,631	252	–	3	–	–	–	–	–	–	–	3,308	2,574	2,120	4,493	3,631
Consumer instalment and
other personal loans	41,112	35,296	31,633	24,393	20,482	10,000	10,477	12,102	8,795	9,935	–	–	–	–	–	51,112	45,773	43,735	33,188	30,417

Total consumer	85,649	74,786	72,240	72,328	78,035	15,234	16,637	20,191	14,743	16,360	–	–	–	–	–	100,883	91,423	92,431	87,071	94,395
Commercial and corporate	48,663	46,062	52,148	51,548	42,453	19,148	21,560	31,827	21,531	21,024	9,246	10,090	11,877	4,843	2,598	77,057	77,712	95,852	77,922	66,075

Total loans and acceptances,
net of specific allowances	134,312	120,848	124,388	123,876	120,488	34,382	38,197	52,018	36,274	37,384	9,246	10,090	11,877	4,843	2,598	177,940	169,135	188,283	164,993	160,470
General allowance	(595)	(589)	(579)	(587)	(555)	(702)	(717)	(742)	(311)	(350)	–	–	–	–	–	(1,297)	(1,306)	(1,321)	(898)	(905)

Total net loans and acceptances	133,717	120,259	123,809	123,289	119,933	33,680	37,480	51,276	35,963	37,034	9,246	10,090	11,877	4,843	2,598	176,643	167,829	186,962	164,095	159,565

Table 12: Net Impaired Loans and Acceptances – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total

As at October 31	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Consumer
Residential mortgages	227	236	211	112	110	–	–	–	–	–	–	–	–	–	–	227	236	211	112	110
Consumer instalment and
other personal loans	96	97	89	54	42	314	194	91	–	5	–	–	–	–	–	410	291	180	54	47

Total consumer	323	333	300	166	152	314	194	91	–	5	–	–	–	–	–	637	527	391	166	157
Commercial and corporate	372	376	374	183	143	1,591	1,673	1,147	211	202	40	125	49	3	11	2,003	2,174	1,570	397	356

Total impaired loans
and acceptances, net
of specific allowances	695	709	674	349	295	1,905	1,867	1,238	211	207	40	125	49	3	11	2,640	2,701	1,961	563	513
General allowance	(595)	(589)	(579)	(587)	(555)	(702)	(717)	(742)	(311)	(350)	–	–	–	–	–	(1,297)	(1,306)	(1,321)	(898)	(905)

Total net impaired loans
and acceptances (NIL)	100	120	95	(238)	(260)	1,203	1,150	496	(100)	(143)	40	125	49	3	11	1,343	1,395	640	(335)	(392)

Condition Ratios
Gross impaired loans and acceptances as a % of equity and allowance for credit losses (2)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un	13.55	14.92	12.15	4.40	4.13
NIL as a % of net loans and acceptances (3)	0.07	0.10	0.08	(0.19)	(0.22)	3.57	3.07	0.97	(0.28)	(0.39)	0.43	1.24	0.41	0.06	0.42	0.76	0.83	0.34	(0.20)	(0.25)
NIL as a % of net loans and acceptances (3) Consumer	0.38	0.45	0.42	0.23	0.19	2.06	1.17	0.45	–	0.03	–	–	–	–	–	0.63	0.58	0.42	0.19	0.17
Commercial and corporate	0.76	0.82	0.72	0.36	0.34	8.31	7.76	3.60	0.98	0.96	0.43	1.24	0.41	0.06	0.42	2.60	2.80	1.64	0.51	0.54

(1)	Excludes residential mortgages classified as commercial or corporate loans (2010 – $2.1 billion, 2009 – $2.3 billion, 2008 – $2.7 billion, 2007 – $3.0 billion, 2006 – $2.9 billion).

(2)	Effective 2010, the calculation excludes non-controlling interest in subsidiaries. Prior periods have been restated to reflect this change. In addition, geographic allocations are not available, as equity is not allocated on a country of risk basis.

(3)	Aggregate balances are net of specific and general allowances; the consumer and commercial and corporate categories are stated net of specific allowances only.

(4)	Beginning with our 2009 reporting of net loans and acceptances by province, we changed the source of our data for the provincial distribution table. This change resulted in a shift in the provincial distribution to what we believe is a more accurate representation of our portfolio. In 2009, we restated 2008 data to reflect this change. Data for periods prior to 2008 were not restated and therefore are not comparable.

(5)	In 2009, the industry allocation of impaired loans for U.S. operations was revised to reclassify impairment of commercial mortgages to the commercial mortgages category. Previously commercial mortgages for U.S. operations were classified in applicable industry categories. Periods prior to 2009 have not been restated.

(6)	Beginning in 2008, our industry segmentation was improved to provide a split between government and financial institutions. For periods prior to 2008, this segmentation was not available, and the financial institutions sector includes government loans.
(7)	The U.S. portfolio acquired in the second quarter of 2010 included impaired loans with an estimated value of $437 million, reduced to $327 million in the third quarter of 2010. Subsequent changes in impaired loan balances on this portfolio are included in additions to or reductions in impaired loans and acceptances, on a basis consistent with our other loans. All loans in the acquired portfolio are covered by a loss sharing agreement, with the FDIC absorbing 80% of loan losses. There were $302 million of gross impaired loans in this portfolio as at October 31, 2010.

(8)	Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs that are not recognized as formations.

(9)	Amounts for 2010 exclude a $9 million allowance for Other Credit Instruments included in Other Liabilities.
un – unavailable
Certain comparative figures in Table 11 have been reclassified to conform with the current year’s presentation.

102  BMO Financial Group 193rd Annual Report 2010

Table 13: Net Loans and Acceptances –
Segmented Information ($ millions)

As at October 31	2010	2009	2008	2007	2006

Net Loans and Acceptances by Province (4)
Atlantic provinces	8,476	7,227	7,127	5,314	5,256
Quebec	22,194	19,396	21,346	13,110	14,254
Ontario	54,056	50,079	49,996	71,160	68,879
Prairie provinces	25,159	22,877	24,378	19,002	16,696
British Columbia and territories	24,427	21,269	21,541	15,290	15,403

Total net loans and acceptances in Canada	134,312	120,848	124,388	123,876	120,488

Net Commercial and Corporate Loans by Industry
Commercial mortgages (5)	10,253	9,284	10,121	8,994	8,505
Commercial real estate	6,796	6,648	8,300	6,532	5,830
Construction (non-real estate)	1,802	1,795	1,857	1,425	1,102
Retail trade	5,751	4,864	5,269	4,398	3,842
Wholesale trade	3,174	2,854	3,849	3,200	3,025
Agriculture	3,839	3,505	3,769	3,471	3,211
Communications	932	1,041	1,404	1,218	1,547
Manufacturing	6,220	7,006	9,290	7,238	7,733
Mining	266	1,049	3,256	1,522	510
Oil and gas	3,678	4,280	6,199	5,474	5,230
Transportation	1,286	1,386	1,788	1,467	1,322
Utilities	1,101	1,197	1,591	977	985
Forest products	405	696	875	767	692
Service industries	8,605	8,879	9,613	8,307	6,904
Financial institutions	17,318	17,867	23,710	16,393	9,595
Government (6)	580	601	865	un	un
Other	5,051	4,760	4,096	6,539	6,042

	77,057	77,712	95,852	77,922	66,075

Table 14: Net Impaired Loans and Acceptances – Segmented Information ($ millions)

As at October 31	2010	2009	2008	2007	2006

Net Impaired Commercial and Corporate Loans
Commercial mortgages (5)	564	510	38	43	31
Commercial real estate	600	542	460	96	8
Construction (non-real estate)	66	9	15	5	7
Retail trade	58	40	41	9	21
Wholesale trade	29	48	51	24	18
Agriculture	44	100	73	18	22
Communications	1	–	–	–	88
Manufacturing	118	252	275	80	98
Mining	–	–	–	–	–
Oil and gas	10	44	47	–	1
Transportation	28	42	27	15	8
Utilities	2	–	1	–	–
Forest products	71	63	16	5	4
Service industries	125	142	93	58	36
Financial institutions	232	363	244	23	4
Government (6)	2	–	3	un	un
Other	53	19	186	21	10

	2,003	2,174	1,570	397	356

Table 15: Changes in Impaired Loans and Allowance for Credit Losses ($ millions)

As at October 31	2010	2009	2008	2007	2006

Gross impaired loans and acceptances, beginning of year	3,297	2,387	720	666	804
Additions to impaired loans and acceptances	1,525	2,690	2,506	588	420
Additions to impaired loans and acceptances due to acquisitions (7)	327	–	–	–	–
Reductions in impaired loans and acceptances (8)	(712)	(288)	131	(143)	(220)
Write-offs	(1,216)	(1,492)	(970)	(391)	(338)

Gross Impaired Loans and Acceptances, End of Year	3,221	3,297	2,387	720	666

Allowance for credit losses, beginning of year	1,902	1,747	1,055	1,058	1,128
Increases – specific allowances	1,201	1,662	1,239	395	322
Change in the general allowance	(9)	(15)	423	(7)	(54)
Write-offs	(1,216)	(1,492)	(970)	(391)	(338)

Allowance for Credit Losses, End of Year (9)	1,878	1,902	1,747	1,055	1,058

BMO Financial Group 193rd Annual Report 2010  103

SUPPLEMENTAL INFORMATION
Table 16: Changes in Allowance for Credit Losses –
Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total

As at October 31	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Allowance for credit losses, beginning of year	830	708	692	651	687	1,011	998	362	403	435	61	41	1	4	6	1,902	1,747	1,055	1,058	1,128
Provision for credit losses	485	517	340	257	181	573	1,065	942	99	(3)	(9)	21	48	(3)	(2)	1,049	1,603	1,330	353	176
Transfer of allowance	8	–	–	5	–	28	–	–	7	–	–	–	–	–	–	36	–	–	12	–
Recoveries	73	58	61	53	47	110	87	53	38	65	–	–	–	–	–	183	145	114	91	112
Write-offs	(544)	(451)	(387)	(274)	(263)	(670)	(1,041)	(576)	(117)	(75)	(2)	–	(7)	–	–	(1,216)	(1,492)	(970)	(391)	(338)
Other, including foreign exchange rate changes	–	(2)	2	–	(1)	(59)	(98)	217	(68)	(19)	(8)	(1)	(1)	–	–	(67)	(101)	218	(68)	(20)

Allowance for credit losses, end of year (1)	852	830	708	692	651	993	1,011	998	362	403	42	61	41	1	4	1,887	1,902	1,747	1,055	1,058

Allocation of Write-offs by Market
Consumer	(430)	(383)	(303)	(246)	(229)	(322)	(302)	(125)	(43)	(38)	–	–	–	–	–	(752)	(685)	(428)	(289)	(267)
Commercial and corporate	(114)	(68)	(84)	(28)	(34)	(348)	(739)	(451)	(74)	(37)	(2)	–	(7)	–	–	(464)	(807)	(542)	(102)	(71)
Allocation of Recoveries by Market
Consumer	76	57	56	50	39	61	47	35	22	21	–	–	–	–	–	137	104	91	72	60
Commercial and corporate	(3)	1	5	3	8	49	40	18	16	44	–	–	–	–	–	46	41	23	19	52
Net write-offs as a % of average loans and acceptances	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un	0.6	0.7	0.5	0.1	0.1

Table 17: Allocation of Allowance for Credit Losses – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total

As at October 31	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Consumer
Residential mortgages	42	33	13	14	5	10	–	–	–	–	–	–	–	–	–	52	33	13	14	5
Consumer instalment and
other personal loans	47	51	2	1	1	–	–	–	–	–	–	–	–	–	–	47	51	2	1	1

Total consumer	89	84	15	15	6	10	–	–	–	–	–	–	–	–	–	99	84	15	15	6
Commercial and corporate	168	157	114	90	90	272	294	256	51	53	42	61	41	1	4	482	512	411	142	147
Off-balance sheet	–	–	–	–	–	9	–	–	–	–	–	–	–	–	–	9	–	–	–	–

Total specific allowances	257	241	129	105	96	291	294	256	51	53	42	61	41	1	4	590	596	426	157	153
General allowance	595	589	579	587	555	702	717	742	311	350	–	–	–	–	–	1,297	1,306	1,321	898	905

Allowance for credit losses (1)	852	830	708	692	651	993	1,011	998	362	403	42	61	41	1	4	1,887	1,902	1,747	1,055	1,058

Coverage Ratios
Allowance for credit losses as a % of gross impaired loans and acceptances
Total	89.5	87.4	88.2	152.4	166.5	45.0	46.8	66.8	138.2	155.0	52.2	32.8	45.6	25.0	26.7	58.3	57.7	73.2	146.5	158.8
Consumer	21.6	20.1	4.8	8.3	3.8	3.1	–	–	–	–	–	–	na	na	na	13.5	13.7	3.7	8.3	3.7
Commercial and corporate	31.1	29.5	23.4	33.0	38.6	14.6	14.9	18.2	19.5	20.8	51.2	32.8	45.5	25.0	26.7	19.4	19.1	20.7	26.3	29.2

(1)	Amounts for 2010 include $9 million related to Other Credit Instruments.

(2)	In 2009, the industry allocation of impaired loans for U.S. operations was revised to reclassify impairment of commercial mortgages to the commercial mortgages category.
Previously commercial mortgages for U.S. operations were classified in applicable industry categories. Periods prior to 2009 have not been restated.
un – unavailable
na – not applicable
104  BMO Financial Group 193rd Annual Report 2010

Table 18: Provision for Credit Losses –
Segmented Information ($ millions)

For the year ended October 31	2010	2009	2008	2007	2006

Consumer
Residential mortgages	27	26	5	11	7
Cards	194	174	154	137	132
Consumer instalment and other personal loans	409	450	178	81	67

Total consumer	630	650	337	229	206

Commercial and Corporate
Commercial mortgages (2)	87	114	1	–	–
Commercial real estate	91	277	254	14	(2)
Construction (non-real estate)	48	31	2	1	(2)
Retail trade	22	7	10	7	(5)
Wholesale trade	9	44	3	7	4
Agriculture	8	10	2	5	2
Communications	8	3	–	–	(6)
Manufacturing	9	237	132	(9)	20
Mining	–	–	–	–	–
Oil and gas	(1)	7	27	–	–
Transportation	18	32	12	4	7
Utilities	–	–	–	–	(19)
Forest products	(4)	17	5	–	(1)
Service industries	59	50	33	2	2
Financial institutions	66	62	251	40	(1)
Government	–	1	2	un	un
Other	(1)	1	(1)	3	6

Total commercial and corporate	419	893	733	74	5

Total specific provisions	1,049	1,543	1,070	303	211
General provision for credit losses	–	60	260	50	(35)

Total provision for credit losses	1,049	1,603	1,330	353	176

Table 19: Specific Allowances for Credit Losses –
Segmented Information ($ millions)

As at October 31	2010	2009	2008	2007	2006

Commercial and Corporate Specific Allowances by Industry
Commercial mortgages (2)	55	29	–	–	–
Commercial real estate	65	76	108	25	7
Construction (non-real estate)	40	7	4	4	3
Retail trade	12	8	6	7	9
Wholesale trade	23	28	14	17	21
Agriculture	17	19	9	13	9
Communications	1	–	–	–	1
Manufacturing	85	129	108	35	57
Mining	–	–	–	–	–
Oil and gas	2	6	25	–	–
Transportation	9	21	8	5	11
Utilities	–	–	–	–	–
Forest products	15	22	6	2	2
Service industries	51	43	23	17	19
Financial institutions	101	113	70	10	1
Government	2	2	2	un	un
Other	4	9	28	7	7

Total specific allowances for credit losses on commercial and corporate loans (2)	482	512	411	142	147

BMO Financial Group 193rd Annual Report 2010  105

SUPPLEMENTAL INFORMATION
Table 20: Contractual Obligations ($ millions)

	Less than	1 to 3	3 to 5	Over 5	No fixed
As at October 31, 2010	one year	years	years	years	maturity	Total

On-Balance Sheet Financial Instruments
Deposits (1)	101,218	23,181	6,907	4,850	109,119	245,275
Subordinated debt (2)	200	411	390	4,566	–	5,567
Capital trust securities (2)	440	413	–	–	–	853
Other financial liabilities (2)	54,715	23	41	2,517	332	57,628

(1) Deposits exclude interest payments as well as structured notes designated under the fair value option.

(2) Includes interest payments.

	Less than	1 to 3	3 to 5	Over 5	No fixed
As at October 31, 2010	one year	years	years	years	maturity	Total

Off-Balance Sheet Financial Instruments
Commitments to extend credit (1)	22,393	22,102	4,694	2,282	–	51,471
Operating leases	249	410	268	593	–	1,520
Financial guarantee contracts (1)	41,336	–	–	–	–	41,336
Purchase obligations	225	438	279	77	–	1,019

(1)	A large majority of our commitments to extend credit and financial guarantee contracts expire without being drawn upon. As a result, the contractual amounts may not be representative of the funding likely to be required for these commitments. Further details on these obligations are included in Notes 6 and 7 on page 124 of the financial statements.
Table 21: Capital Adequacy ($ millions, except as noted)

	Basel II basis			Basel I basis (1)
As at October 31	2010	2009	2008	2007	2006

Tier 1 capital
Common shareholders’ equity	18,753	17,132	15,974	14,233	14,465
Non-cumulative preferred shares (2) (3)	2,571	2,571	1,996	1,446	1,046
Innovative Tier 1 capital instruments (2)	2,542	2,907	2,486	2,422	2,192
Non-controlling interest in subsidiaries	23	26	39	33	36
Goodwill and excess intangible assets (4)	(1,619)	(1,569)	(1,635)	(1,140)	(1,098)
Accumulated net after-tax unrealized losses on available-for-sale equity securities	–	(2)	(15)	–	–

Net Tier 1 capital	22,270	21,065	18,845	16,994	16,641
Securitization-related deductions	(165)	(168)	(115)	na	na
Expected loss in excess of allowance (AIRB Approach) (5)	–	(61)	–	na	na
Substantial investments and investments in insurance subsidiaries (7)	(427)	(374)	na	na	na
Other deductions	–	–	(1)	na	na

Adjusted Tier 1 capital	21,678	20,462	18,729	16,994	16,641

Tier 2 capital
Subordinated debt	3,776	4,236	4,175	3,335	2,306
Trust subordinated notes	800	800	800	800	–
Accumulated net after-tax unrealized gains on available-for-sale equity securities	10	–	–	26	–
Eligible portion of general allowance for credit losses (5) (6)	292	296	494	898	905
Preferred shares of a subsidiary (3)	–	–	–	–	273

Total Tier 2 capital	4,878	5,332	5,469	5,059	3,484
First-loss protection	na	na	na	(85)	(44)
Securitization-related deductions	(29)	(7)	(6)	na	na
Expected loss in excess of allowance (AIRB Approach) (5)	–	(60)	–	na	na
Investments in non-consolidated subsidiaries and substantial investments (7)	(890)	(868)	(871)	(994)	(937)

Adjusted Tier 2 capital	3,959	4,397	4,592	3,980	2,503

Total capital	25,637	24,859	23,321	20,974	19,144

Risk-weighted assets	161,165	167,201	191,608	178,687	162,794
Capital ratios (%)
Tier 1 Capital Ratio	13.45	12.24	9.77	9.51	10.22
Total Capital Ratio	15.91	14.87	12.17	11.74	11.76
Assets-to-capital multiple	14.5	14.1	16.4	17.2	16.1

(1)	Beginning in fiscal 2008, capital is calculated under the Basel II guidelines, whereas for all prior periods capital is calculated using the Basel I methodology.

(2)	Non-cumulative preferred shares and Innovative Tier 1 capital instruments include amounts that are reflected as liabilities on the consolidated balance sheet, but are eligible for inclusion in the capital calculation for regulatory purposes.

(3)	In 2007, OSFI approved the reclassification of preferred shares issued by a subsidiary from Tier 2 capital to Innovative Tier 1 capital.

(4)	In addition to goodwill, intangible assets in excess of 5% of gross Tier 1 capital are deducted from Tier 1 capital.

(5)	When expected loss as calculated under the Advanced Internal Ratings Based (AIRB) Approach exceeds total provisions, 50% of the difference is deducted from Tier 1 capital and 50% from Tier 2. When the expected loss is less than total provisions, the difference is added to Tier 2 capital. The general allowance related to credit risk measured under the Standardized Approach is included in Tier 2 capital, up to 1.25% of risk-weighted assets.

(6)	Under Basel I, OSFI permits the inclusion of the lesser of the balance of the general allowance for credit losses and 0.875% of risk-weighted assets.

(7)	Effective November 1, 2008, substantial investments are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Previously these investments were deducted from Tier 2 capital. Investments in insurance subsidiaries held prior to January 1, 2007 are deducted from Tier 2 capital. Effective 2012, these investments in insurance subsidiaries will be deducted 50% from Tier 1 capital and 50% from Tier 2 capital. In addition, incremental investments in insurance subsidiaries are immediately deducted 50% from Tier 1 capital and 50% from Tier 2 capital.

na – not applicable

106  BMO Financial Group 193rd Annual Report 2010

Table 22: Risk-Weighted Assets ($ millions)

		Risk-weighted assets				Risk-weighted assets
	Exposure	Standardized	Advanced	2010	Exposure	Standardized	Advanced	2009
As at October 31	at Default	Approach	Approach	Total	at Default	Approach	Approach	Total

Credit Risk
Wholesale
Corporate, including specialized lending	93,446	9,411	32,336	41,747	108,368	10,776	41,398	52,174
Corporate small and medium-sized enterprises	44,742	6,784	14,688	21,472	44,229	8,194	18,201	26,395
Sovereign	60,521	–	653	653	53,978	–	593	593
Bank	42,817	204	4,444	4,648	32,597	283	4,254	4,537
Retail
Residential mortgages, excluding home equity line of credit	47,181	2,597	1,615	4,212	44,176	3,158	1,293	4,451
Home equity line of credit	34,998	3,138	1,886	5,024	27,342	3,348	1,115	4,463
Qualifying revolving retail	31,197	–	5,469	5,469	25,167	–	3,210	3,210
Other retail, excluding small and medium-sized enterprises	21,883	4,544	7,945	12,489	19,489	4,232	5,663	9,895
Retail small and medium-sized enterprises	1,144	116	555	671	908	–	492	492
Equity	1,249	–	997	997	1,380	–	1,168	1,168
Trading book	58,466	–	7,947	7,947	52,023	25	7,945	7,970
Securitization	40,633	101	13,342	13,443	47,541	–	11,207	11,207
Other credit risk assets – non-counterparty managed assets	65,782	–	12,006	12,006	62,996	–	10,751	10,751
Scaling factor for credit risk assets under AIRB Approach (1)	–	–	5,512	5,512	–	–	5,792	5,792

Total Credit Risk	544,059	26,895	109,395	136,290	520,194	30,016	113,082	143,098
Market Risk		1,589	3,628	5,217		1,471	5,107	6,578
Operational Risk		19,658	–	19,658		17,525	–	17,525

Total Basel II Risk-Weighted Assets		48,142	113,023	161,165		49,012	118,189	167,201

(1)	The scaling factor is applied to the risk-weighted assets amounts for credit risk under the AIRB Approach.
Table 23: Average Deposits ($ millions, except as noted)

	2010		2009		2008

	Average	Average	Average	Average	Average	Average
	balance	rate paid (%)	balance	rate paid (%)	balance	rate paid (%)

Deposits Booked in Canada
Demand deposits – interest bearing	15,331	0.24	13,640	0.34	11,544	1.83
Demand deposits – non-interest bearing	19,213	–	16,383	–	14,175	–
Payable after notice	45,384	0.29	42,480	0.48	38,112	1.83
Payable on a fixed date	87,208	1.88	89,155	2.92	90,822	3.53

Total deposits booked in Canada	167,136	1.08	161,658	1.76	154,653	2.66

Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	8,022	0.98	9,327	0.72	15,652	3.51
Governments and institutions in the United States and other countries	8,862	0.51	9,607	1.08	11,354	3.71
Other demand deposits	3,114	0.03	7,847	0.02	4,000	0.68
Other deposits payable after notice or on a fixed date	54,829	0.78	64,126	1.59	62,580	3.57

Total deposits booked in the United States and other countries	74,827	0.74	90,907	1.31	93,586	3.45

Total average deposits	241,963	0.98	252,565	1.60	248,239	2.96

As at October 31, 2010, 2009 and 2008: deposits by foreign depositors in our Canadian bank offices amounted to $14,129 million, $14,392 million and $14,781 million, respectively; total deposits payable after notice included $24,340 million, $23,477 million and $22,203 million, respectively, of chequing accounts that would have been classified as demand deposits under
U.S. reporting requirements; and total deposits payable on a fixed date included $15,844 million, $16,994 million and $28,074 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities. These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

Table 24: Unrealized Gains (Losses) on Available-for-Sale Securities ($ millions)

			Unrealized gains (losses) (2)
As at October 31	Amortized cost	Fair value (1)	2010	2009	2008	2007	2006

Canadian governments debt	16,074	16,396	322	146	30	–	–
U.S. governments debt	9,622	9,915	293	70	32	8	(29)
Mortgage-backed securities – Canada	7,945	8,229	284	247	87	20	–
– United States	652	683	31	28	3	(6)	(10)
Corporate debt	4,476	4,592	116	123	(255)	(3)	3
Corporate equity	662	686	24	(6)	(19)	26	90
Other governments debt	10,013	10,042	29	47	1	–	1

Total available-for-sale securities	49,444	50,543	1,099	655	(121)	45	55

(1)	Available-for-sale securities are reflected in the balance sheet at fair value. Unrealized gains (losses) are included in other comprehensive income.

(2)	Unrealized gains (losses) may be offset by related losses (gains) on liabilities or hedge contracts.
BMO Financial Group 193rd Annual Report 2010  107

GLOSSARY
Glossary of Financial Terms

Allowance for Credit Losses represents an amount deemed adequate by management to absorb credit-related losses on loans and acceptances and other credit instruments. Allowances for credit losses can be specific or general and are recorded on the balance sheet as a deduction from loans and acceptances or, as they relate to credit instruments, as other liabilities.
Assets under Administration and under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.
Asset-Backed Commercial Paper (ABCP) is a short-term investment with a maturity that is typically less than 180 days. The commercial paper is backed by physical assets such as trade receivables, and is generally used for short-term financing needs.
Assets-to-Capital Multiple is defined as assets plus guarantees and letters of credit, net of specified deductions (or adjusted assets), divided by total capital.
Average Earning Assets represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.
Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.
Basis Point: One one-hundredth of a percentage point.
Business Risk arises from the specific business activities of a company and the effects these could have on its earnings.
Credit and Counterparty Risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.
Derivatives are contracts whose value is “derived” from movements in interest or foreign exchange rates, or equity or commodity prices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.
Dividend Payout Ratio: Common dividends as a percentage of net income after preferred share dividends.
Earnings Per Share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS.
Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period.
Economic Capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur if adverse situations arise, and allows returns to be adjusted for risks. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. (For further discussion of these risks, refer to the Enterprise-Wide Risk Management section on page 75.) Economic capital is a key element of our risk-based capital management process.
Environmental Risk is the risk of loss or damage to BMO’s reputation resulting from environmental concerns related to BMO or its customers. Environmental risk is often associated with credit and operational risk.
Fair value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.
Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate- sensitive financial instrument or security at a specific price and date in the future.
Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.
General Allowance is maintained to cover impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, OSFI. The general allowance is reviewed on a quarterly basis and a number of factors are considered when determining its appropriate level. We employ a general allowance model that applies historical expected and unexpected loss rates, based on probabilities of default and loss given default factors, to current balances.
Hedging is a risk management technique used to neutralize or manage interest rate, foreign currency, equity, commodity or credit exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.
Innovative Tier 1 Capital: OSFI allows banks to issue instruments that qualify as “Innovative” Tier 1 capital. In order to qualify, these instruments have to be issued indirectly through a special purpose vehicle, be permanent in nature and receive acceptable accounting treatment. Innovative Tier 1 capital cannot comprise more than 20% of net Tier 1 capital, at time of issue, with 15% qualifying as Tier 1 capital and the remaining 5% included in total capital.
Insurance Risk is the risk of loss due to actual experience being different than that assumed when an insurance product was designed and priced. Insurance risk exists in all our insurance businesses, including annuities and life, accident and sickness, and creditor insurance, as well as our reinsurance business.
Issuer Risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of fixed income instruments and similar securities. Issuer risk is measured at a 99% confidence level over a specified holding period.
Liquidity and Funding Risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.
Mark-to-Market represents the valuation of securities and derivatives at market rates as of the balance sheet date, where required by accounting rules.
Market Risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default.
Market Value Exposure (MVE) is a measure of the adverse impact of changes in market parameters on the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and the composition of the portfolios to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of Value at Risk and Issuer Risk.
Model Risk is the potential loss due to the risk of a model not performing or capturing risk as designed. It also arises from the possibility of the use of an inappropriate model or the inappropriate use of a model.
Net Economic Profit (NEP) represents cash net income available to common shareholders, less a charge for capital. NEP is an effective measure of economic value added. NEP is a non-GAAP measure.
Net Interest Income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

170  BMO Financial Group 193rd Annual Report 2010

Net Interest Margin is the ratio of net interest income to earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using total assets.
Notional Amount refers to the principal used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.
Off-balance sheet financial instruments: A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, financial standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.
Operating Leverage is the difference between revenue and expense growth rates. Cash operating leverage is the difference between revenue and cash-based expense growth rates.
Operational Risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.
Options are contractual agreements that convey to the buyer the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.
Productivity Ratio (or Expense-to-Revenue Ratio or Efficiency Ratio) is our key measure of productivity. It is calculated as non-interest expense divided by total revenues, expressed as a percentage. The cash productivity ratio is calculated in the same manner, after removing the amortization of acquisition-related intangible assets from non-interest expenses.
Provision for Credit Losses is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in loans and acceptances and other credit instruments, given the composition of the portfolios, the probability of default, the economic environment and the allowance for credit losses already established.
Regulatory Risk is the risk of not complying with regulatory requirements, regulatory change or regulators’ expectations. Failing to properly manage regulatory risk may result in regulatory sanctions being imposed and could harm our reputation.

Reputation Risk is the risk of a negative impact to BMO that results from the deterioration of BMO’s reputation among stakeholders. These potential impacts include revenue loss, reduced client loyalty, litigation, regulatory sanction or additional oversight, and declines in BMO’s share price.
Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.
Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.
Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.
Specific Allowances reduce the carrying value of specific credit assets to the amount we expect to recover if there is evidence of deterioration in credit quality.
Strategic Risk is the potential for loss due to fluctuations in the external business environment and/or failure to property respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:
•	Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counter-party pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•	Cross-currency interest rate swaps – fixed and floating rate interest payments and principal amounts are exchanged in different currencies.

•	Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.

•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.
Tangible Common Equity reflects common equity net of certain deductions. There is no standard industry definition of this measure.
Tangible Common Equity to Risk-Weighted Assets Ratio represents tangible common equity divided by risk-weighted assets.
Taxable Equivalent Basis (teb): Revenues of operating groups reflected in our MD&A are presented on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate, to facilitate comparisons.
Tier 1 Capital represents more permanent forms of capital, and primarily consists of common shareholders’ equity, preferred shares and innovative hybrid instruments, less a deduction for goodwill and excess intangible assets and certain other deductions required under
Basel II.
Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
Total Capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investments in non-consolidated subsidiaries and other substantial investments.

Total Capital Ratio is defined as total capital divided by risk-weighted assets.
Total Shareholder Return (TSR): The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.
Trading-Related Revenues include net interest income and non-interest revenue earned from on-and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading revenues include income (expense) and gains (losses) from both cash instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.
Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, equity and commodity prices and their implied volatilities. This measure calculates the maximum likely loss from portfolios, measured at a 99% confidence level over a specified holding period.
Variable Interest Entities (VIEs) include entities with equity that is considered insufficient to finance the entity’s activities or in which the equi-tyholders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses and/or being able to benefit from a majority of their expected residual returns, based on a calculation determined by standard setters.

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